SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 13, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☐      Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐       No. ☐

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on April 12, 2012 on the Hong Kong Stock Exchange’s website:

(i) at http://www.hkexnews.hk/listedco/listconews/sehk/2012/0412/LTN20120412277.pdf with respect to the annual report of the Company for the year ended December 31, 2011;

(ii) at http://www.hkexnews.hk/listedco/listconews/sehk/2012/0412/LTN20120412422.pdf with respect to the form of proxy for attending the Company’s annual general meeting (the “AGM”);

(iii) at http://www.hkexnews.hk/listedco/listconews/sehk/2012/0412/LTN20120412438.pdf with respect to the reply slip for attending the AGM;

(iv) at http://www.hkexnews.hk/listedco/listconews/sehk/2012/0412/LTN20120412405.pdf with respect to the notice of the Company’s AGM;

(v) at http://www.hkexnews.hk/listedco/listconews/sehk/2012/0412/LTN20120412450.pdf with respect to the notification letter and request form to non-registered shareholders of the Company regarding the AGM; and

(vi) at http://www.hkexnews.hk/listedco/listconews/sehk/2012/0412/LTN20120412371.pdf with respect to a the circular on discloseable and connected transaction and continuing connected transaction, revision of annual cap for the provision of deposits services and general mandate to issue shares.

An English version of each announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: April 13, 2012

中国南方航空
CHINA SOUTHERN



Annual Report 2011
年度報告

China Southern Airlines Company Limited
中國南方航空股份有限公司

H Share Stock Code : 1055　A Share Stock Code : 600029　ADR Code : ZNH
H 股份代號 : 1055　A 股份代號 : 600029　ADR 代號 : ZNH

Contents 目錄

公司簡介
Company Profile

China Southern Airlines Company Limited (the "Company"), together with its subsidiaries (collectively, the "Group"), is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2011, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Group has a network of flight routes with Guangzhou as the core hub and Beijing as a major hub, covering China and the rest of Asia and connecting Europe, America, Australia and Africa. The Company joined the SKYTEAM in November 2007. Up to the date of this report, the Group has established a network connecting 926 destinations of 173 countries and regions and covering major cities around the world.

中國南方航空股份有限公司(「本公司」)及其附屬公司(合稱「本集團」)是中華人民共和國(「中國」)最大的航空公司之一。二零一一年，本集團是中國運輸飛機最多、航線網絡最發達、年客運量最大的航空公司。本集團形成了以廣州為核心樞紐、北京為重要樞紐，覆蓋國內，輻射亞洲，連接歐美澳非的航線網絡。本公司於二零零七年十一月加入天合聯盟。截至報告日，本集團航線網絡通達全球926個目的地，連接173個國家和地區，到達全球各主要城市。

Based in Guangzhou, the Group has 15 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi, Xi'an, Taiwan, Zhuhai Helicopter, and 5 major subsidiaries, including Xiamen Airlines Company Limited ("Xiamen Airlines"), Shantou Airlines Company Limited ("Shantou Airlines"), Zhuhai Airlines Company Limited ("Zhuhai Airlines"), Guizhou Airlines Company Limited ("Guizhou Airlines") and Chongqing Airlines Company Limited ("Chongqing Airlines"). The Group has set up three bases in places including Shanghai and 22 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 56 overseas offices including Tokyo, Los Angeles, Paris, Sydney, Auckland, Singapore, Moscow and Vancouver. Apart from the above, the Company has equity interests in Sichuan Airlines Corporation Limited.

本集團總部設在廣州，擁有新疆、北方、北京、深圳、海南、黑龍江、吉林、大連、河南、湖北、湖南、廣西、西安、台灣、珠海直升機等十五家分公司和廈門航空有限公司(「廈門航空」)、汕頭航空有限公司(「汕頭航空」)、珠海航空有限公司(「珠海航空」)、貴州航空有限公司(「貴州航空」)以及重慶航空有限責任公司(「重慶航空」)等五家主要附屬公司；在上海等三地設立基地，在成都、杭州、南京等地設有二十二個國內營業部，在東京、洛杉磯、巴黎、悉尼、奧克蘭、新加坡、莫斯科、溫哥华等地設有五十六個國外辦事處。此外，本公司還持有四川航空股份有限公司股份。

As of 31 December 2011, the Group had a fleet of 444 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 330, 380 etc. The average age of the Group's registered aircraft was 6.20 years as at the year end of 2011.

於二零一一年十二月三十一日，本集團的機隊共有444架飛機，其中主要包括波音737系列、747、757、777、空客320系列、330、380等型號的飛機。本集團於二零一一年年底在冊飛機的平均機齡為6.20年。



公司資料
Corporate Information

DIRECTORS

Non-Executive Directors
Si Xian Min *(Chairman)*
Wang Quan Hua
Yuan Xin An

Executive Directors
Tan Wan Geng *(President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

SUPERVISORS

Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

China Development Bank
Bank of China
The Export-Import Bank of China
China Construction Bank
Agricultural Bank of China
The Industrial & Commercial Bank of China

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

董事

非執行董事
司獻民（*董事長*）
王全華
袁新安

執行董事
譚萬庚（*總經理*）
張子芳（*副總經理*）
徐杰波（*副總經理兼財務總監*）
陳振友

獨立非執行董事
貢華章
魏錦才
寧向東
劉長樂

監事

潘福（*監事會主席*）
李家世
張薇
楊怡華
梁忠高

聯席公司秘書

謝兵
劉巍

授權代表

徐杰波
劉巍

主要往來銀行

國家開發銀行
中國銀行
中國進出口銀行
中國建設銀行
中國農業銀行
中國工商銀行

法律顧問

歐華律師事務所
廣東正平天成律師事務所

公司資料
Corporate Information

SHARE REGISTRAR

Hong Kong Registrars Limited
17M Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

China Securities Depository and Clearing Corporation
Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

股份過戶登記處

香港證券登記有限公司
香港
皇后大道東183號
合和中心17M

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

中國証券登記結算有限責任公司
上海分公司
上海市陸家嘴東路166號
中國保險大廈36樓

公司總部

中國廣州
機場路278號，510405
網址：www.csair.com

香港註冊辦事處

香港
金鐘道95號
統一中心
9樓B1室

境外核數師

畢馬威會計師事務所
執業會計師
香港
遮打道10號
中環太子大廈
8樓

境內審計師

畢馬威華振會計師事務所
中國
北京市
東長安街1號
東方廣場
東二座辦公樓8層
郵編：100738

財務摘要
Financial Highlights

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December 2011, prepared in accordance with International Financial Reporting Standards ("IFRSs"), together with the comparative figures for the corresponding period in 2010. The following consolidated results should be read in conjunction with the financial statements and the Independent Auditor's Report contained in this annual report (the "Annual Report").

本公司之董事會謹宣佈本集團截至2011年12月31日止年度按國際財務報告準則編制的業績，以及2010年同期的比較數字。下列的合併業績應與本年度報告(「年度報告」)所載的財務報表及獨立核數師報告一併閱讀：

CONSOLIDATED INCOME STATEMENT

合併損益表

		For the year ended 31 December 截至二零一一年十二月三十一日止年度				2011 vs 2010 Increase/ (decrease)
		2011 二零一一年 RMB million 人民幣百萬元	2010 二零一零年 RMB million 人民幣百萬元	2011 二零一一年 HK$ million 港幣百萬元	2011 二零一一年 US$ million 美元百萬元	二零一一年比二零一零年 增長／(減少)
Traffic revenue:	運輸收入：					
Passenger	客運收入	81,492	68,704	100,521	12,933	19%
Cargo and mail	貨郵收入	5,760	5,436	7,105	914	6%
		87,252	74,140	107,626	13,847	18%
Other operating revenue	其他經營收入	3,143	2,355	3,877	499	33%
Total operating revenue	經營收入總額	90,395	76,495	111,503	14,346	18%
Operating expenses:	營運開支：					
Flight operations	航班營運開支	48,344	38,593	59,632	7,673	25%
Maintenance	維修開支	7,531	5,586	9,290	1,195	35%
Aircraft and traffic servicing	飛機及運輸服務開支	12,337	10,968	15,218	1,958	12%
Promotion and sales	宣傳及銷售開支	6,568	5,555	8,102	1,042	18%
General and administrative	行政及管理開支	2,807	2,266	3,462	445	24%
Impairment on property, plant and equipment	物業、廠房及設備減值	584	212	720	93	175%
Depreciation and amortisation	折舊及攤銷	7,689	7,065	9,484	1,220	9%
Others	其他	1,203	444	1,484	191	171%
Total operating expenses	營運開支總額	87,063	70,689	107,392	13,817	23%
Other net income	其他收入淨額	1,021	476	1,259	162	114%
Operating profit	經營利潤	4,353	6,282	5,370	691	(31%)

財務摘要
Financial Highlights

		For the year ended 31 December 截至二零一一年十二月三十一日止年度				2011 vs 2010 Increase/ (decrease)
		2011 二零一一年 RMB million 人民幣百萬元	2010 二零一零年 RMB million 人民幣百萬元	2011 二零一一年 HK$ million 港幣百萬元	2011 二零一一年 US$ million 美元百萬元	二零一一年比 二零一零年 增長／(減少)
Interest income	利息收入	179	93	221	28	92%
Interest expense	利息支出	(1,067)	(1,265)	(1,316)	(169)	(16%)
Share of associates' results	應佔聯營公司業績	456	56	562	72	714%
Share of jointly controlled entities' results	應佔合營公司業績	125	112	154	20	12%
Gain on sale of a jointly controlled entity classified as held for sale, net	出售持有待售合營公司投資收益，淨額	–	1,078	–	–	(100%)
Gain/(Loss) on derivatives financial instruments, net	衍生工具(虧損)／收益，淨額	1	(30)	1	–	(103%)
Exchange gain, net	匯兑收益淨額	2,755	1,746	3,398	437	58%
Interest income on wealth management products	理財產品利息收入	128	–	158	20	/
Gain on deemed disposal of a subsidiary	視同出售子公司權益收益	–	17	–	–	(100%)
Profit before taxation	税前利潤	6,930	8,089	8,548	1,099	(14%)
Income tax expense	税項費用	(840)	(1,677)	(1,036)	(133)	(50%)
Profit for the year	本年利潤	6,090	6,412	7,512	966	(5%)
Attributable to:	以下人士應佔：					
Equity shareholders of the Company	本公司股東	5,110	5,792	6,303	810	(12%)
Non-controlling interests	非控股權益	980	620	1,209	156	58%
Profit for the year	本年利潤	6,090	6,412	7,512	966	(5%)
Earnings per share	每股利潤					
Basic and diluted	基本及攤薄	RMB0.52	RMB0.70	HK$0.64	US$0.08	(26%)

Note:

The above consolidated income statement has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB0.8107 and US$1.00 to RMB6.3009, respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December 2011. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates on 31 December 2011 or on any other date.

註釋：

以上的合併損益表以中國法定貨幣人民幣為計算單位。為方便讀者對照，表中以人民幣列示的金額已按中國人民銀行於2011年12月31日營業時間結束時公佈的買入價和賣出價的中間價，1港元兑人民幣0.8107元和1美元兑人民幣6.3009元分別折算為港元和美元。但這並不表明人民幣金額可以按2011年12月31日或其他日期的兑換率兑換成港元或美元。

財務摘要
Financial Highlights

Passenger Traffic (RPK)
million
客運量（收費客公里）
百萬


130,000
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
111,328
122,344
2010
2011

Passenger Capacity (ASK)
million
客載運力（可用座位公里）
百萬


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
140,498
151,064
2010
2011

Yield (Yield per RPK)
RMB
收益（每收費客公里收益）
人民幣元


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.62
0.67
2010
2011

Total Revenue 2011
RMB million
總收入二零一一年
人民幣百萬元



- Domestic passenger revenue 68,222 (75.5%)
- Hong Kong, Macau and Taiwan passenger revenue 1,834 (2.0%)
- International passenger revenue 11,436 (12.6%)
- Cargo and mail 5,760 (6.4%)
- Other revenue 3,143 (3.5%)

- 國內客運收入 68,222 (75.5%)
- 港澳臺地區客運收入 1,834 (2.0%)
- 國際客運收入 11,436 (12.6%)
- 貨運及郵運收入 5,760 (6.4%)
- 其他收入 3,143 (3.5%)

Passenger Traffic Capacity Available Seat Kilometres ("ASK") 2011
million
客載運力（可用座位公里）二零一一年
百萬



- Domestic 120,462 (79.8%)
- Hong Kong, Macau and Taiwan 2,753 (1.8%)
- International 27,849 (18.4%)

- 國內 120,462 (79.8%)
- 港澳臺地區 2,753 (1.8%)
- 國際 27,849 (18.4%)

Passenger Traffic Revenue Passenger Kilometres ("RPK") 2011
million
客運量（收費客公里）二零一一年
百萬



- Domestic 99,674 (81.5%)
- Hong Kong, Macau and Taiwan 2,082 (1.7%)
- International 20,588 (16.8%)

- 國內 99,674 (81.5%)
- 港澳臺地區 2,082 (1.7%)
- 國際 20,588 (16.8%)



Si Xian Min
Chairman

司獻民
董事長

Looking into 2012, we see challenges as well as opportunities, but opportunities prevail. The Company will attach great importance to study the changes in the market environment in 2012, seize opportunities to develop, effectively cope with the challenges in the operations, continue to make effort to push forward the strategic transformation and accelerate structural adjustment and optimization while ensuring safety with full efforts.

展望2012年，挑戰與機遇並存，機遇大於挑戰。本公司在2012年將認真研究市場環境的變化，充分抓住經營發展的良好機遇，有效應對經營中面臨的挑戰，全力確保安全，繼續大力推進戰略轉型，加快結構調整和優化。

董事長致辭
Chairman's Statement

Si Xian Min
Chairman

In 2011, due to the deepening sovereign debt crisis of the developed economies and slowdown in economic growth of the emerging economies, difficulties were encountered in the course of the global economic recovery. China adhered to implement a proactive fiscal policy and prudent monetary policy, continued to strengthen and refine its macroeconomic control and ensured the steady and relatively fast growth of the economy while allowing a gradual fall in commodity prices. Benefitted from the steady and relatively fast growth of the PRC economy and the growing household consumption demand, the domestic aviation passenger demand maintained growth. However, due to the slow recovery of the developed economies, intense political situations in some regions and unexpected events such as the earthquake in Japan, in 2011, the growth of the international aviation market was slow, the aviation cargo market was also affected and underwent a downturn, and the domestic aviation demand grew at a slower pace compared to 2010. Facing the serious and complicated economic environment, the Company effectively responded to the challenges brought by the sluggish international aviation market and cargo market by making full use of the advantage of the steady growth in domestic civil aviation demand. Through strengthening safety management, accelerating the strategic transformation and internationalization process, reinforcing market expansion while continuing to improve the operational quality and significantly raising its service standards, the Company made progress in safety, operations, transformation, services and other aspects, maintained the best safety record among airlines in China, and once again achieved good results in production and operation, thereby effectively enhancing our brand image and the Company's comprehensive competitiveness.

During the reporting period, the Company strictly performed standardized management, strengthened the building of safety management system, brought the alert functions of the safety management system into full play, and averted safety risks effectively on a timely basis, thus achieving the best safety performance ever in its history and significantly improving our safety quality. In 2011, the Group completed a total of 1,507,000 safe flight hours, including 8,777 general flight hours, representing an increase of 1,060 hours as compared with the previous year, and maintained 146 consecutive months of aviation safety and 210 consecutive months of aviation security. The Group maintained the best safety record among airlines in China and realized the excellent results of "Two Zeros", i.e. zero company responsibility incident and zero human error incident.

司獻民
董事長

2011年，受發達經濟體主權債務危機不斷加深以及新興經濟體經濟增速放緩等因素影響，世界經濟艱難復蘇。中國堅持實施積極的財政政策和穩健的貨幣政策，不斷加強和改善宏觀調控，保證了經濟的平穩較快增長和物價水平的逐步回落。受益於中國經濟的平穩較快增長和居民消費需求的不斷提升，國內民航客運需求仍然保持增長。但是，受發達經濟體復蘇緩慢、部分地區政治形勢緊張以及日本地震等突發事件影響，2011年國際航空市場增長緩慢，航空貨運市場也受到衝擊而陷入低迷，國內航空需求與2010年相比增速也已有所放緩。面對嚴峻而複雜的經濟環境，本公司充分利用國內民航需求穩步增長的有利條件，有效應對國際航空市場和貨運市場低迷的挑戰，通過強化安全管理，加快推進戰略轉型和國際化進程，加強市場開拓並不斷提高經營品質，大幅提升服務水平，在安全、經營、轉型和服務等方面取得了全面進步，保持了中國航空公司最好的安全記錄，生產經營再創佳績，品牌形象有效提升，公司的綜合競爭實力持續增強。

報告期內，本公司嚴格進行規範化管理，加強安全管理體系建設，充分發揮安全管理體系的預警功能，及時有效地規避安全風險，取得了歷史上最好的安全業績，安全品質顯著提升。2011年本集團共完成運輸飛行150.7萬小時；通用飛行8,777小時，同比增加1,060小時，連續保證了146個月的飛行安全和210個月的空防安全，繼續保持中國航空公司最好的安全記錄，並首次實現零公司責任事故徵候、零人為原因事故徵候的「雙零」佳績。

董事長致辭
Chairman's Statement

During the reporting period, facing the adverse factors, such as the slowdown in the civil aviation market and the sluggish cargo market, the Company actively strengthened marketing and cooperation, and continued to enhance the quality of the passenger operations by seizing opportunities in the market, strengthening high-end marketing, developing frequent-flyers and enhancing the control of channels. During the reporting period, operating indicators of the Company, including passenger load factor, revenue per seat/kilometre and average fare continued to increase. Facing the serious situation of the overall cargo transport, the Company actively developed the cargo transport market and effectively reduced cargo transport losses. In addition, during the reporting period, the Company successfully introduced and operated aircraft A380 and became the sole airline that operated aircraft A380 in the aviation industry of China, thereby effectively enhancing the profile, social influence and brand recognition of the Company. We sped up the structural adjustment of the fleet and further optimized our fleet structure by disposing of the older aircraft. In 2011, the Company's major production and operation indicators remained steady on the rise with and created a new high.

報告期內，面對民航市場增速放緩以及貨運市場低迷等不利因素，本公司積極加強營銷與合作，通過搶抓市場機遇，加強高端營銷，發展常客會員，提升渠道管控等方式，持續提升客運經營品質，報告期內公司客座率、座公里收入以及平均票價等指標均持續增長。面對嚴峻的貨運整體形勢，本公司積極開拓貨運市場，有效減少貨運虧損。此外，報告期內公司成功引進並運營A380飛機，成為中國航空業唯一運營A380飛機的航空公司，有效提升了公司的市場品位、社會影響力和品牌知名度；加快機隊結構調整，通過處置老舊飛機，進一步優化機隊結構。2011年，本公司的主要生產經營指標穩中有升並再創新高。

During the reporting period, the Company continued to promote the energy conservation and emission reduction programmes and further optimized the structure of the fleet by disposing of older aircraft. In 2011, the Company recorded a 3.3% decrease in fuel consumption per tonne kilometre as compared with the previous year with a reduction in carbon dioxide emission of 80,000 tonnes, and was ranked 21st at the "China Corporate Social Responsibility List", awarded the honour as "China 2011 Top 100 Green Companies", "Green Company of the Year", "Green Action China 2011 Ten Leading Companies", "The Most Socially Responsible Listed Company". Moreover, responding to the needs of the State, we successfully accomplished the special transportation tasks, including the evacuation of PRC citizens from Libya and Japan following the earthquake as well as to ensure the safe air transportation for the 26th Summer Universiade and the 1st Asia-Europe Expo. In 2011, the Company's Ten Cent Care Foundation donated RMB 13.97 million and effectively fulfilled our social responsibility.

報告期內，公司繼續積極推進節能減排，進一步優化機隊結構，處置老舊飛機。2011年本公司噸公里油耗同比下降3.3%，減少二氧化碳排放8萬噸，位列「中國企業社會責任排行榜」第21位；獲得「2011中國百強綠色公司」、「年度綠色企業」、「綠動2011中國經濟十大領軍企業」、「最具社會責任感上市公司」等榮譽。此外，根據國家需要，本公司精心組織運力，圓滿完成利比亞、日本地震撤離中國公民等特殊運輸任務；確保了第26屆大運會和第一屆亞歐博覽會運輸和安全。2011年公司十分關愛基金捐款人民幣1,397萬元，有效履行了社會責任。

董事長致辭
Chairman's Statement

Looking into 2012, we see challenges as well as opportunities, but opportunities prevail. Although the international economy is still affected by the European debt crisis, the recovery of world economy is still predictable. The PRC economy is still maintaining a steady growth momentum over the medium and long term. Although the current PRC economic growth is slowing down, the government has adopted in advance the policy of micro-adjustment to avoid rapid decline of the economy, and it is expected that the PRC economy will maintain a steady growth in 2012. Increasing income and consumption upgrade of residents make civil aviation become popular which drives the steady growth of aviation demand. Additionally, after the Company recorded profits for three consecutive years and completed refinancing, the balance sheet and capital strength of the Company have seen significant improvement. Meantime, as the negative influence of the European debt crisis, it is anticipated that the world economy will recover at a slow pace in 2012. Along with the sluggish economy in developed economies and the domestic macro control measures, domestic economic activities will be hampered and economic growth in the PRC is expected to slow down. Affected by the overall economic condition, the 2012 international aviation market will be relatively weak with anemic growth, and cargo transport market will also remain depressed. Though the domestic passenger aviation market will continue to grow due to the economic environment in China, the growth rate is expected to slow down. Furthermore, the domestic aviation industry is also facing challenges arising from the faster growing transportation capacity and intensified market competition, so further increase in the passenger revenue will be affected. Due to the factors including the easing monetary policies in major economies and geopolitical tensions, the international oil prices may remain high, which will exert greater pressure on the profits of the aviation industry in 2012. Compared with 2011, the pace of the appreciation of RMB against the US$ will be less impressive in 2012, and the exchange gain for the aviation industry will also decline. Therefore, the Company will attach great importance to study the changes in the market environment in 2012, seize opportunities to develop, effectively cope with the challenges in the operations, continue to make effort to push forward the strategic transformation and accelerate structural adjustment and optimization while ensuring safety with full efforts. Priorities will be given to the following works:

1. To strengthen safety management mechanism and team construction to realize safe operation with full efforts

   In 2012, the Company will further enhance the safety management mechanism, raise the predictability in safety management and strictly implement safety production and safety management responsibility. We will accelerate the application of new technologies, continue to perform well in the application and promotion of safety management system and proactively explore the new safety management mechanism to construct an effective long-term mechanism of continued safety. Meanwhile, we will enhance our flight crew, stabilize the flight crew team and explore new ways in pilot training.

展望2012年，挑戰與機遇並存，機遇大於挑戰。國際經濟雖然受歐洲債務問題困擾，預計仍將出現復蘇。中國經濟中長期仍將保持穩定的增長勢頭，目前雖然經濟增速出現放緩，但政府已經採取預調微調政策以防範經濟出現快速下滑，預計2012年中國經濟仍將保持穩步增長。國內居民收入的不斷提高和消費升級不斷推動民航的大眾化趨勢，帶動航空需求的穩步增長。此外，本公司在經過連續三年的盈利以及再融資後，公司的資產負債水平和資本實力有了極大改善。與此同時，歐洲債務問題還將影響歐洲及世界經濟復蘇，預計2012年全球經濟復蘇步伐仍然緩慢。受發達經濟體增長乏力，國內宏觀調控等因素影響，國內經濟活動也有所降溫，經濟增速預計將有所下滑。受整體經濟環境影響，2012年國際航空市場將較為疲弱，增長乏力，貨運市場可能持續低迷；國內航空客運市場受經濟環境影響增速將有所放緩。此外，國內航空業還面臨運力增長較快和市場競爭加劇的挑戰，影響客運收益水平的進一步提升。受主要經濟體貨幣政策寬鬆、地緣政治緊張等因素影響，2012年國際油價可能維持高位，並對航空業的盈利造成較大壓力。與2011年相比，2012年人民幣對美元升值步伐預計將進一步放緩，航空業的匯兑收益也將有所下降。為此，本公司在2012年將認真研究市場環境的變化，充分抓住經營發展的良好機遇，有效應對經營中面臨的挑戰，全力確保安全，繼續大力推進戰略轉型，加快結構調整和優化，重點做好以下工作：

1、 加強安全管理機制建設及隊伍建設，全力實現安全運營

   2012年，本公司將進一步加強安全管理機制建設，提高安全管理的預見性，嚴格落實安全生產和安全管理責任，加快新技術的運用，持續做好安全管理系統的應用推廣，積極探索安全管理的新機制，努力構建持續安全的長效機制。加強飛行隊伍建設，穩定飛行隊伍，探索飛行員培養的新路徑。

董事長致辭
Chairman's Statement

In 2012, the Company must eliminate aviation transport accident and major general aviation accident as well as major aviation on-ground accident and major aircraft repair and maintenance accident so as to realize our goal in the aviation safety year.

2012年公司要杜絕運輸飛行事故和通用航空重大飛行事故，杜絕重大航空地面事故和重大航空器維修事故，全力實現航空安全年。

2. To strengthen market development, increase revenue and create good operating results

In 2012, the Company will continue to strengthen market development, accelerate the development of the product system, and make greater effort to conduct the sales for first and business class cabins and international marketing. Emphasis will be put on the operations of wide-body aircraft and long routes. Through co-ordinated arrangement and in line with strategic transformation and internationalization strategy, we will leverage the scale effect of wide-body aircrafts and the driving effect of long routes, with a view to enhance the operational quality. We will optimize our cargo transport business layout, widely conduct external cooperation, strengthen cargo transport marketing and make effort to increase bellyhold income and reduce cargo transport loss.

2、 加強市場開拓，努力提高收益，創造良好經營業績

2012年，本公司將繼續加強市場開拓，加快開發產品體系，加大力度開展兩艙銷售和國際營銷。重點做好寬體機和長航線的經營，通過統籌安排，結合戰略轉型和國際化戰略，發揮寬體機的規模效應和長航線的帶動效應，提升經營品質。優化貨運業務布局，廣泛開展對外合作，加強貨運營銷，努力增加腹艙收入，努力減少貨運虧損。

3. To expand the transformation achievements, improve the quality of transformation and firmly push forward the strategic transformation and internationalization

The Company will continue to unswervingly push forward our strategic transformation and internationalization on the back of the existing achievements. In 2012, by further improving the hub routes structure and strengthening the design, promotion and sales of transit products, the Company will strengthen its resources allocation, enhance the recognition and attraction of Southern Airlines' transit and further increase our hub competitiveness and customer satisfaction; we will steadily press ahead with our internationalization, secure the Australia route and launch more international routes, including those to London, further expand the Southeast Asia route and enhance our operational capability of international long routes to continue to expand the achievements of transformation and improve the quality of transformation.

3、 擴大轉型成果，提升轉型質量，堅定推進戰略轉型和國際化

本公司將在現有成績的基礎上，繼續堅定不移地推進戰略轉型和國際化。2012年，本公司將通過進一步完善樞紐航線結構，加強中轉產品的設計、推廣和銷售，加強資源的調配，提升南航中轉的知名度和吸引力，進一步提高樞紐競爭力和客戶滿意度；穩步推進國際化，穩固澳洲航線，開通倫敦等國際航線，進一步拓展東南亞航線，提升國際長航線的經營能力，繼續擴大轉型的成果，提升轉型質量。

董事長致辭
Chairman's Statement

4. To strengthen building up our brand and enhance service standards

The Company will formally launch its "Year of International Brand Service" activity in 2012, to drive the Company's ground and on-board services to fully achieve the SKYTRAX Four-star level, thereby significantly improving customer service experiences and the internationalization level of the Company's service. The Company will make greater effort to promote the "Southern Airlines" brand in the market, thus further increasing the Company's brand influence. We will strengthen the planning, publicity and promotion of our brand, refine our system of branding and enhance our brand recognition targeting at the key customer groups. We will continue to implement the SKYTRAX benchmarking management and be stringent in the standardization and consistence of our services; we will improve our in-flight service, increase the investment in hardware, and improve the services standards for international routes. Focus will also be made on improving the level of high-end service, the enhancement in the consistency, cohesiveness and systematicness for service ends and the improvements on the overall service image.

4、 加強品牌建設，提升服務水平

2012年，本公司正式啟動「國際品牌服務年」活動，推動本公司空地服務全面達到SKYTRAX四星級水平，顧客服務體驗及公司服務國際化程度得到顯著提升。本公司將加大市場宣傳力度，提升南航品牌影響力。加強品牌的策劃、宣傳和推廣，完善品牌體系，針對重點目標客戶群，提高品牌知名度。持續對標SKYTRAX，嚴格服務的規範性和一致性；完善客艙服務，增加硬件投入，提高國際航線服務標準，並重點提升高端服務水平，增強服務端一致性、連貫性和系統性，提升整體服務形象。



Tan Wan Geng
President

譚萬庚
總經理

During the reporting period, facing the complicated economic situation, the Company firmly pushed forward its strategic transformation and internationalization strategy, continued to strengthen the hub construction, made great effort to enhance transit capability, proactively enhanced its service standards and brand image and accelerate the course of internationalization , thus significantly improved the Company's competitiveness and risk management ability.

報告期內，面對複雜的經濟形勢，本公司堅定推進戰略轉型和國際化戰略，不斷加強樞紐建設，大力提升中轉能力，積極提升服務水平和品牌形象，加快國際化進程，公司競爭力和抗風險能力都有了大幅度的提高。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

During the reporting period, benefitted from the steady and relatively fast growth of the PRC economy, the domestic aviation demand recorded a steady growth. However, due to the slow recovery in the developed economies, intense political situations in some regions and other unexpected events such as the earthquake in Japan, the growth of the international aviation and aviation cargo transport markets was slow and underwent a downturn. Facing the complicated economic situation, the Company firmly pushed forward its strategic transformation and internationalization strategy, continued to strengthen the hub construction, made great effort to enhance transit capability, proactively enhanced its service standards and brand image and conducted effective structural adjustment, thus significantly improved the Company's competitiveness and risk management ability.

報告期內，受益於中國經濟的平穩較快增長，中國國內民航需求穩步增長。但是，國際航空市場和航空貨運市場受發達經濟體復蘇緩慢、部分地區政治形勢緊張以及日本地震等突發事件影響增長緩慢，陷入低迷。面對複雜的經濟形勢，本公司堅定推進戰略轉型和國際化戰略，不斷加強樞紐建設，大力提升中轉能力，積極提升服務水平和品牌形象，進行有效的結構調整，公司競爭力和抗風險能力都有了大幅度的提高。



管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

During the reporting period, the Company made greater efforts to push forward the hub construction with increasing degree of hub concentration and the hub effect was gradually demonstrated. In particular, the popularity and competitiveness of the Guangzhou hub was significantly enhanced. During the reporting period, the transit assurance and sales capability were effectively enhanced with fast growth in the number of transit passengers and transit sales income. In 2011, the internationalization process of the Company proceeded at an obviously faster pace. The international routes, including those of direct flight from Guangzhou to Auckland, Vancouver and Perth were successively launched, and those from Guangzhou to Sydney, Melbourne and Los Angeles were intensified. The number of our international and regional flights grew rapidly and the proportion of the available seat kilometres in international routes increased substantially. We are moving towards the goal as an airline of international standard operating with an efficient network.

報告期內，本公司大力推進樞紐建設，樞紐集中度不斷上升，樞紐效應逐步顯現，特別是廣州樞紐的知名度和競爭力明顯提升。報告期內，本公司中轉保障和銷售能力有效提升，中轉的旅客人數和中轉銷售收入快速增長。2011年，本公司的國際化進程明顯加快，先後開通廣州直飛奧克蘭、溫哥華、珀斯等國際航線，加密廣州至悉尼、墨爾本、洛杉磯等國際航線，國際和地區航班數量快速增加，國際航線座公里投入比例大幅提高，向著建設國際化規模網絡型航空公司的目標不斷邁進。

During the reporting period, the Company conducted the "Year of Branded Service Innovation" activity and fully performed benchmarking management and accelerated the standardization, accuracy and internationalization of its services by leveraging the opportunity of the SKYTRAX Four-star certification; we improved our service flow, increased investment in services and put emphasis on the improvement of the environment for the first class and business class cabins; we strictly rectified the delays of flights and effectively increased the Company's flight on-schedule rate in close collaboration with each of the related units. During the reporting period, the Company was granted "SKYTRAX Four-Star Airline" and the award of "World's Most-Improved Airline in 2011" by SKYTRAX. In addition, the Company stepped up its brand promotion activities through the platforms such as the Australian Tourism Exchange and the Conference of the World Tourism, and was ranked sixth in "China's Top 100 Brands" of Asian brands ranking and granted "Annual Asian Airline Brand Attracting Most Attention".

報告期內，本公司開展「品牌服務創新年」活動，並以推行SKYTRAX四星認證為契機，全面開展對標，加快推進服務的標準化、精准化和國際化；改進服務流程，加大服務方面的投入，重點改善了頭等艙和商務艙的休息環境；嚴格整治航班延誤，與各相關單位通力合作，有效提高本公司的航班正常率。報告期內本公司榮膺「SKYTRAX四星航空公司」，並榮獲SKYTRAX年度「全球最大進步航空公司獎」。此外，公司利用澳大利亞旅交會、世界旅游大會等活動加大品牌推廣力度，榮獲亞洲品牌榜「中國品牌100強」第六名和「亞洲航空品牌年度最受關注獎」。

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

經營數據摘要

下表列出按地區分析的若干財務和營運數據：




中国南方航空
CHINA SOUTHERN
客服务呼叫中心

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

		For the year ended 31 December 截至12月31日止年度 2011 2011年	2010 2010年	2011 vs 2010 Increase/ (decrease) 2011年比 2010年 增長／(減少)
Traffic	**空運量**			
Revenue passenger kilometres (RPK) (million)	收費客公里(RPK)(百萬)			
– Domestic	–國內	99,674	94,014	6.0%
– Hong Kong, Macau and Taiwan	–港澳臺地區	2,082	1,788	16.4%
– International	–國際	20,588	15,526	32.6%
Total	合計	122,344	111,328	9.9%
Revenue tonne kilometres (RTK) (million)	收費噸公里(RTK)(百萬)			
– Domestic	–國內	10,195	9,715	4.9%
– Hong Kong, Macau and Taiwan	–港澳臺地區	198	171	15.8%
– International	–國際	4,068	3,218	26.4%
Total	合計	14,461	13,104	10.4%
Passengers carried (thousand)	載客人次(千)			
– Domestic	–國內	72,926	69,727	4.6%
– Hong Kong, Macau and Taiwan	–港澳臺地區	1,767	1,573	12.3%
– International	–國際	5,984	5,156	16.1%
Total	合計	80,677	76,456	5.5%
Cargo and mail carried (thousand tonnes)	貨運及郵運量(千噸)			
– Domestic	–國內	857	874	(1.9%)
– Hong Kong, Macau and Taiwan	–港澳臺地區	13	12	8.3%
– International	–國際	265	231	14.7%
Total	合計	1,135	1,117	1.6%
Capacity	**載運力**			
Available seat kilometres (ASK) (million)	可用座位公里(ASK)(百萬)			
– Domestic	–國內	120,462	117,383	2.6%
– Hong Kong, Macau and Taiwan	–港澳臺地區	2,753	2,353	17.0%
– International	–國際	27,849	20,762	34.1%
Total	合計	151,064	140,498	7.5%
Available tonne kilometres (ATK) (million)	可用噸公里(ATK)(百萬)			
– Domestic	–國內	14,145	13,890	1.8%
– Hong Kong, Macau and Taiwan	–港澳臺地區	316	269	17.5%
– International	–國際	6,334	4,981	27.2%
Total	合計	20,795	19,140	8.6%

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

		For the year ended 31 December 截至12月31日止年度 2011 2011年	2010 2010年	2011 vs 2010 Increase/(decrease) 2011年比2010年增長／(減少)
Load factor	**載運率**			
Passenger load factor (RPK/ASK) (%)	客座率(RPK/ASK)(%)			
– Domestic	–國內	82.7	80.1	3.2%
– Hong Kong, Macau and Taiwan	–港澳臺地區	75.7	76.0	(0.4%)
– International	–國際	73.9	74.8	(1.2%)
Overall	平均	81.0	79.2	2.3%
Overall load factor (RTK/ATK) (%)	總體載運率(RTK/ATK)(%)			
– Domestic	–國內	72.1	69.9	3.1%
– Hong Kong, Macau and Taiwan	–港澳臺地區	62.6	63.6	(1.6%)
– International	–國際	64.2	64.6	(0.6%)
Overall	平均	69.5	68.5	1.5%
Yield	**收益**			
Yield per RPK (RMB)	每收費客公里收益(人民幣)			
– Domestic	–國內	0.68	0.62	9.7%
– Hong Kong, Macau and Taiwan	–港澳臺地區	0.88	0.85	3.5%
– International	–國際	0.56	0.58	(3.4%)
Overall	平均	0.67	0.62	8.1%
Yield per RTK (RMB)	每收費噸公里收益(人民幣)			
– Domestic	–國內	6.90	6.20	11.3%
– Hong Kong, Macau and Taiwan	–港澳臺地區	9.69	9.29	4.3%
– International	–國際	3.67	3.84	(4.4%)
Overall	平均	6.03	5.66	6.5%
Fleet	**機隊**			
Total number of aircraft at year end	年末飛機總數			
– Boeing	–波音	223	208	7.2%
– Airbus	–空中客車	208	191	8.9%
– McDonnell Douglas	–麥道	–	12	(100.0%)
– Others	–其他	13	11	18.2%
Total	合計	444	422	5.2%
Overall utilisation rate (hours per day)	總體飛機日利用率(小時／日)			
– Boeing	–波音	10.02	9.78	2.5%
– Airbus	–空中客車	9.74	9.47	2.9%
– McDonnell Douglas	–麥道	8.54	9.09	(6.1%)
Overall	平均	9.80	9.55	2.6%

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

FINANCIAL PERFORMANCE

The profit attributable to equity shareholders of the Company of RMB5,110 million was recorded in 2011 as compared to the profit attributable to equity shareholders of the Company of RMB5,792 million in 2010. The Group's operating revenue increased by RMB13,900 million or 18.2% from RMB76,495 million in 2010 to RMB90,395 million in 2011. Passenger load factor increased by 1.8 percentage points from 79.2% in 2010 to 81.0% in 2011. Passenger yield (in passenger revenue per RPK) increased by RMB0.05 or 8.1% from RMB0.62 in 2010 to RMB0.67 in 2011. Average yield (in traffic revenue per RTK) increased by 6.5% from RMB5.66 in 2010 to RMB6.03 in 2011. Operating expenses increased by RMB16,374 million or 23.2% from RMB70,689 million in 2010 to RMB87,063 million in 2011. As a result of the increase in operating expenses, operating profit of RMB4,353 million was recorded in 2011 as compared to operating profit of RMB6,282 million in 2010, down by RMB1,929 million.

財務表現

2011年本公司股東應佔的利潤為人民幣51.10億元，而2010年本公司股東應佔的利潤為人民幣57.92億元。本集團的經營收入由2010年的人民幣764.95億元上升人民幣139.00億元或18.2%至2011年的人民幣903.95億元。客座率由2010年的79.2%上升1.8個百分點至2011年的81.0%。客運收益（以每收費客公里之客運收入計算）由2010年的人民幣0.62元上升人民幣0.05元或8.1%至2011年的人民幣0.67元。平均收益（以每收費噸公里之運輸收入計算）由2010年的人民幣5.66元上升至2011年的人民幣6.03元，升幅為6.5%。營運開支則由2010年的人民幣706.89億元上升人民幣163.74億元至2011年的人民幣870.63億元，升幅為23.2%。由於營運開支的上升，2011年的經營利潤為人民幣43.53億元，而2010年之經營利潤為人民幣62.82億元，下降人民幣19.29億元。

OPERATING REVENUE

經營收入

		2011 Operating revenue 經營收入		2010 Operating revenue 經營收入		Changes in revenue 變動
		RMB million 人民幣百萬元	Percentage 百分比	RMB million 人民幣百萬元	Percentage 百分比	
Traffic revenue	運輸收入	87,252	96.5%	74,140	96.9%	17.7%
Including: Passenger revenue	其中：客運收入	81,492		68,704		18.6%
– Domestic	–國內客運收入	68,222		58,155		17.3%
– Hong Kong, Macau and Taiwan	–港澳臺客運收入	1,834		1,521		20.6%
– International	–國際客運收入	11,436		9,028		26.7%
Cargo and mail revenue	貨郵運收入	5,760		5,436		6.0%
Other operating revenue	其他經營收入	3,143	3.5%	2,355	3.1%	33.5%
Mainly including: Commission income	主要包括：佣金收入	643		469		37.1%
Hotel and travel services income	酒店及旅游服務收入	614		477		28.7%
Ground services income	地面服務收入	368		390		(5.6%)
Expired sales in advance of carriage	逾期票證結算	309		249		24.1%
Aircraft wet lease income	飛機濕租收入	319		50		>100.0%
Total operating revenue	經營收入合計	90,395	100.0%	76,495	100.0%	18.2%
Less: fuel surcharge income	減：燃油附加費收入	(11,699)		(5,583)		
Total operating revenue excluding fuel surcharge	經營收入合計（不含燃油附加費）	78,696		70,912		

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Traffic revenue composition
運輸收入構成


(RMB million人民幣百萬元)
5,760 (6.6%)
81,492(93.4%)
2011
5,436 (7.3%)
68,704 (92.7%)
2010
Cargo and Mail Revenue
貨郵運收入
Passenger Revenue
客運收入

Passenger revenue composition
客運收入構成


(RMB million人民幣百萬元)
11,436
(14.0%)
1,834
(2.3%)
68,222(83.7%)
2011
9,028
(13.1%)
1,521
(2.2%)
58,155
(84.7%)
2010
Domestic
國內客運收入
Hong Kong, Macau and Taiwan
港澳台客運收入
International
國際客運收入

Substantially all of the Group's operating revenue is attributable to airline and airline-related operations. Traffic revenue accounted for 96.5% and 96.9% of total operating revenue in 2011 and 2010 respectively. Passenger revenue and cargo and mail revenue accounted for 93.4% and 6.6% respectively of the total traffic revenue in 2011. The other operating revenue is mainly derived from commission income, hotel and travel services income, fees charged for ground services rendered to other Chinese airlines, income from expired sales in advance of carriage and aircraft wet lease income.

本集團的經營收入絕大部分來自航空運輸及與之相關的業務。運輸收入在2011年及2010年分別佔經營收入的96.5%及96.9%。在2011年的運輸收入中93.4%為客運收入，6.6%則為貨郵運收入。本集團的其他經營收入來自傭金收入、酒店及旅遊服務收入、向其他國內航空公司提供地面服務的收費、逾期票證結算及飛機濕租收入。

The increase in operating revenue was primarily due to an 18.6% increase in passenger revenue from RMB68,704 million in 2010 to RMB81,492 million in 2011. The total number of passengers carried increased by 5.5% to 80.68 million passengers in 2011. RPKs increased by 9.9% from 111,328 million in 2010 to 122,344 million in 2011, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.67 in 2011.

經營收入上升的主要原因是客運收入由2010年的人民幣687.04億元上升18.6%至2011年的人民幣814.92億元。載客總人次在2011年增加5.5%至8,068萬人次。收費客公里由2010年的1,113.28億客公里，增加9.9%至2011年的1,223.44億客公里，主要由於載客人數增加。本年的每收費客公里收益由2010年的人民幣0.62元升至2011年的人民幣0.67元。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Domestic passenger revenue, which accounted for 83.7% of the total passenger revenue in 2011, increased by 17.3% from RMB58,155 million in 2010 to RMB68,222 million in 2011. Domestic passenger traffic in RPKs increased by 6.0%, while passenger capacity in ASKs increased by 2.6%, resulting in an increase in passenger load factor by 2.6 percentage points from 80.1% in 2010 to 82.7% in 2011. Domestic passenger yield per RPK increased from RMB0.62 in 2010 to RMB0.68 in 2011, mainly resulted from the increase of domestic passenger revenue and fuel surcharge income during the year.

國內客運收入佔2011年總客運收入的83.7%，由2010年的人民幣581.55億元增至2011年的人民幣682.22億元，上升17.3%。國內客運能力(以可用座位公里計算)增加2.6%，以收費客公里計算的客運量同時增加6.0%，客座率由2010年的80.1%上升2.6個百分點至2011年的82.7%。本年的每收費客公里收益由2010年的人民幣0.62元升至2011年的人民幣0.68元。

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.3% of total passenger revenue, increased by 20.6% from RMB1,521 million in 2010 to RMB1,834 million in 2011. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 16.4%, while passenger capacity in ASKs increased by 17.0%, resulting in a decrease in passenger load factor by 0.3 percentage points from 76.0% in 2010 to 75.7% in 2011. Passenger yield per RPK increased from RMB0.85 in 2010 to RMB0.88 in 2011, mainly resulted from the increase of Hong Kong, Macau and Taiwan passenger revenue.

港澳臺地區客運收入佔總客運收入的2.3%，由2010年的人民幣15.21億元升至2011年的人民幣18.34億元，增加20.6%。港澳臺地區航線的客運能力(以可用座位公里計算)增加17.0%，以收費客公里計算的客運量同時增加16.4%，客座率由2010年的76.0%下降0.3個百分點至2011年的75.7%。每收費客公里收益由2010年的人民幣0.85元上升至2011年的人民幣0.88元，主要由於港澳臺地區的經營收入上升所致。

International passenger revenue, which accounted for 14.0% of total passenger revenue, increased by 26.7% from RMB9,028 million in 2010 to RMB11,436 million in 2011. For international flights, passenger traffic in RPKs increased by 32.6%, while passenger capacity in ASKs increased by 34.1%, resulting in a 0.9 percentage points decrease in passenger load factor from 74.8% in 2010 to 73.9% in 2011. Passenger yield per RPK decreased from RMB0.58 in 2010 to RMB0.56.

國際客運收入佔總客運收入的14.0%，由2010年的人民幣90.28億元升至2011年的人民幣114.36億元，上升26.7%。國際航線在客運能力(以可用座位公里計算)上升34.1%的同時，以收費客公里計算的客運量上升32.6%，客座率由2010年的74.8%下降0.9個百分點至2011年的73.9%。每收費客公里收益由2010年的人民幣0.58元下降至2011年的人民幣0.56元。

Cargo and mail revenue, which accounted for 6.6% of the Group's total traffic revenue and 6.4% of total operating revenue, increased by 6.0% from RMB5,436 million in 2010 to RMB5,760 million in 2011. The increase was attributable to the increase in cargo traffic volume and fuel surcharge income.

貨郵運收入佔本集團總運輸收入的6.6%，佔總經營收入的6.4%，由2010年的人民幣54.36億元升至2011年的人民幣57.60億元，升幅為6.0%。上升的主要原因是貨運量和燃油附加費收入的上升。

Other operating revenue increased by 33.5% from RMB2,355 million in 2010 to RMB3,143 million in 2011. The increase was primarily due to the general growth in income from various auxiliary operations.

其他經營收入由2010年的人民幣23.55億元增加33.5%至2011年的人民幣31.43億元，增加的主要原因是由於各項業務的正常擴展所致。

OPERATING EXPENSES

營運開支

Total operating expenses in 2011 amounted to RMB87,063 million, representing an increase of 23.2% or RMB16,374 million over 2010, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 92.4% in 2010 to 96.3% in 2011.

2011年的總營運開支合共人民幣870.63億元，比2010年上升人民幣163.74億元或23.2%，主要由於航空油料成本、起降費、導航費、維修費和其他經營成本上升的影響所致。總營運開支佔總經營收入的百分比由2010年的92.4%上升至2011年的96.3%。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Operating expenses 營運開支		2011 RMB million 人民幣百萬元	2011 Percentage 百分比	2010 RMB million 人民幣百萬元	2010 Percentage 百分比
Flight operations	航班營運開支	48,344	55.5%	38,593	54.6%
Mainly including: Jet fuel costs	主要包括：燃油成本	32,675		23,492	
Operating lease charges	經營性租賃支出	4,654		5,298	
Flight personnel payroll and welfare	航空人員工資及福利	4,412		3,420	
Maintenance	維修開支	7,531	8.7%	5,586	7.9%
Aircraft and traffic servicing	飛機及運輸服務開支	12,337	14.2%	10,968	15.5%
Promotion and sales	宣傳及銷售開支	6,568	7.5%	5,555	7.9%
General and administrative	行政及管理開支	2,807	3.2%	2,266	3.2%
Impairment on property, plant and equipment	物業、廠房及設備減值	584	0.7%	212	0.3%
Depreciation and amortisation	折舊及攤銷	7,689	8.8%	7,065	10.0%
Others	其他	1,203	1.4%	444	0.6%
Total operating expenses	營運開支總額	87,063	100.0%	70,689	100.0%

Composition of operation expenses in 2011
2011年營運開支百分比


55.5%
8.7%
14.2%
7.5%
3.2%
0.7%
8.8%
1.4%
Flight operations 航班營運開支
Maintenance 維修開支
Aircraft and traffic servicing 飛機及運輸服務開支
Promotion and sales 宣傳及銷售開支
General and administrative 行政及管理開支
Impairment on property, plant and equipment 物業、廠房及設備減值
Depreciation and amortisation 折舊及攤銷
Others 其他

Comparison of operating expenses
營運開支比較


RMB million 人民幣百萬元
50000
40000
30000
20000
10000
0
2011
2010
Flight operations 航班營運開支
Maintenance 維修開支
Aircraft and traffic servicing 飛機及運輸服務開支
Promotion and sales 宣傳及銷售開支
General and administrative 行政及管理開支
Impairment on property, plant and equipment 物業、廠房及設備減值
Depreciation and amortisation 折舊及攤銷
Others 其他

Flight operations expenses, which accounted for 55.5% of total operating expenses, increased by 25.3% from RMB38,593 million in 2010 to RMB48,344 million in 2011, primarily as a result of increase in jet fuel costs because of greater consumption of jet fuel and increase in average fuel prices. Jet fuel costs, which accounted for 67.6% of flight operations expenses, increased by 39.1% from RMB23,492 million in 2010 to RMB32,675 million in 2011.

航班營運開支佔總營運開支的55.5%，由2010年的人民幣385.93億元上升25.3%至2011年的人民幣483.44億元，主要是由於航空油料成本上升及耗用量增加所致。航空油料成本佔航班營運開支的67.6%，由2010年的人民幣234.92億元上升39.1%至2011年的人民幣326.75億元。

Maintenance expenses, which accounted for 8.7% of total operating expenses, increased by 34.8% from RMB5,586 million in 2010 to RMB7,531 million in 2011. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

維修開支佔總營運開支的8.7%，由2010年的人民幣55.86億元上升34.8%至2011年的人民幣75.31億元，上升的主要原因為今年發動機送修數目增加及日常維修保養的增加所致。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Aircraft and traffic servicing expenses, which accounted for 14.2% of total operating expenses, increased by 12.5% from RMB10,968 million in 2010 to RMB12,337 million in 2011. The increase was primarily due to an 8.1% rise in landing and navigation fees from RMB7,792 million in 2010 to RMB8,426 million in 2011, resulted from the increase in number of flights.

飛機及運輸服務開支佔總營運開支的14.2%，由2010年的人民幣109.68億元增加12.5%至2011年的人民幣123.37億元。主要由於航班班次增加，導致起降及導航費用由2010年的人民幣77.92億元增加8.1%至2011年的人民幣84.26億元。

Promotion and sales expenses, which accounted for 7.5% of total operating expenses, increased by 18.2% from RMB5,555 million in 2010 to RMB6,568 million in 2011.

宣傳及銷售開支佔總營運開支的7.5%，由2010年的人民幣55.55億元增加18.2%至2011年的人民幣65.68億元。

General and administrative expenses, which accounted for 3.2% of the total operating expenses, increased by 23.9% from RMB2,266 million in 2010 to RMB2,807 million in 2011.

行政管理費用開支佔總營運開支的3.2%，由2010年的人民幣22.66億元上升23.9%至2011年的人民幣28.07億元。

Impairment on property, plant and equipment increased by RMB372 million from RMB212 million in 2010 to RMB584 million in 2011.

物業、廠房及設備減值由2010年的人民幣2.12億元上升人民幣3.72億元至2011年的人民幣5.84億元。

Depreciation and amortisation, which accounted for 8.8% of total operating expenses, increased by 8.8% from RMB7,065 million in 2010 to RMB7,689 million in 2011, mainly due to the additional depreciation charges on aircraft delivered in 2011.

折舊及攤銷佔總營運開支的8.8%，由2010年的人民幣70.65億元增加8.8%至2011年的人民幣76.89億元，主要是由於2011年所增加飛機的折舊費所致。

OPERATING PROFIT

經營利潤

Operating profit of RMB4,353 million was recorded in 2011 (2010: RMB6,282 million). The decrease in profit was mainly due to the net effect of increase in operating revenue by RMB13,900 million or 18.2% in 2011 and increase in operating expenses by RMB16,374 million or 23.2%.

2011年的經營利潤為人民幣43.53億元(2010年：經營利潤人民幣62.82億元)。經營利潤的下降主要是由於經營收入比2010年增加人民幣139.00億元或18.2%；營業開支上升人民幣163.74億元或23.2%。



管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

OTHER NET INCOME

Other net income increased by RMB545 million from RMB476 million in 2010 to RMB1,021 million in 2011, mainly due to the increase of government grants and gain on disposal of aircraft.

Interest expense decreased by RMB198 million from RMB1,265 million in 2010 to RMB1,067 million in 2011 was mainly due to the decrease in weighted average bank and other loans balances during the year.

Net exchange gain of RMB2,755 million was recorded in 2011, an increase of RMB1,009 million from RMB1,746 million in 2010, mainly due to Renminbi appreciated significantly against US dollar in 2011.

其他淨收益

其他淨收益由2010年的人民幣4.76億元增加人民幣5.45億元至2011年的人民幣10.21億元，主要是由於政府補貼及處置飛機收益增加所致。

利息支出由2010年的人民幣12.65億元減少人民幣1.98億元至2011年的人民幣10.67億元，主要因為報告期內銀行及其他貸款加權平均餘額下降所致。

本集團於2011年錄得人民幣27.55億元的淨匯兑收益，比2010年淨匯兑收益人民幣17.46億元增加人民幣10.09億元，主要是因為2011年人民幣對美元匯率上升較大。

INCOME TAX

Income tax expense of RMB840 million was recorded in 2011, the decrease by RMB837 million from RMB1,677 million in 2010, mainly due to the utilisation of unrecognised deductible temporary differences and unused tax losses balance brought forward from prior years and the recognition of deductible temporary differences in 2011.

税項

本集團本年所得税支出為人民幣8.40億元，較2010年所得税支出人民幣16.77億元減少人民幣8.37億元，主要是由於使用以前年度未確認的可抵扣暫時性差異及未使用税務虧損及於2011年度確認可抵扣暫時性差異。

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2011, the Group's current liabilities exceeded its current assets by RMB24,928 million. For the year ended 31 December 2011, the Group recorded a net cash inflow from operating activities of RMB12,557 million, a net cash outflow from investing activities of RMB21,957 million and a net cash inflow from financing activities of RMB8,859 million, which in total resulted in a net decrease in cash and cash equivalents of RMB541 million.

流動資金情況、財政資源與資本結構

於2011年12月31日，本集團的淨流動負債約為人民幣249.28億元。在截至2011年12月31日止年度，本集團錄得的營運現金淨流入約為人民幣125.57億元，投資活動的淨現金流出約為人民幣219.57億元，融資活動的淨現金流入約為人民幣88.59億元，現金及現金等價物約減少人民幣5.41億元。

		2011 **2011年** **RMB million** **人民幣百萬元**	2010 2010年 RMB million 人民幣百萬元
Net cash from operating activities	經營活動的現金流入淨額	**12,557**	11,442
Net cash used in investing activities	投資活動的現金流出淨額	**(21,957)**	(11,568)
Net cash from financing activities	融資活動的現金流入淨額	**8,859**	6,187
Net (decrease)/increase in cash and cash equivalents	現金及現金等價物淨(減少)/增加	**(541)**	6,061

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

In 2012 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2011, the Group had banking facilities with several PRC banks for providing loan finance up to approximately RMB127,448 million (2010: RMB146,702 million), of which approximately RMB36,414 million (2010: RMB39,173 million) was utilised. The Directors believe that sufficient financing will be available to the Group when and where needed.

就2012年及以後年度，本集團的流動資金狀況主要取決於本集團維持足夠營運現金淨流入以應付到期債務之能力及本集團取得外部融資以應付未來已承擔的資本性開支之能力。於2011年12月31日，本集團獲得多家中國銀行的貸款安排，提供最高約人民幣1,274.48億元(2010年：人民幣1,467.02億元)的銀行融資額度。於2011年12月31日，約人民幣364.14億元已被使用(2010年：人民幣391.73億元)。本公司董事相信本集團有足夠的融資。

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2012. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payment of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

本公司董事對本集團截至2012年12月31日止12個月的現金流量預測進行了詳盡的審閱。根據這些預測，董事認為本集團的流動資金足以應付該期間的營運資金及資本性開支及股息支付需求。在編製現金流量預測時，董事已充分考慮了本集團的歷史現金需求和其他主要因素，其中包括上述可能會影響本集團未來12個月期間營運的貸款的充裕程度。董事會認為，現金流量預測所包括的假設及敏感度是合理的。但是鑒於所有假設受不明朗因素所限，部分或全部的假設是有可能不會實現的。

The analysis of the Group's borrowings are as follows:

本集團的借貸總額分析如下：

Composition of borrowings

借貸總額分析

		2011 **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元	Change 變動
Total borrowings	借貸總額	**63,663**	55,630	14.4%
Fixed rate borrowings	其中：固定利率借貸	**6,582**	7,417	(11.3%)
Floating rate borrowings	浮動利率借貸	**57,081**	48,213	18.4%


6,582(10.3%)
57,081(89.7%)
2011
7,417 (13.3%)
48,213(86.7%)
2010
Floating rate borrowings
浮動利率借貸
Fixed rate borrowings
固定利率借貸
(RMB million人民幣百萬元)

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Analysis of borrowings by currency 借貸總額按幣種分析

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
USD	美元	62,338	54,787
RMB	人民幣	766	843
Others	其他	559	–
Total	總計	63,663	55,630

Maturity analysis of borrowings 借貸總額按到期日分析

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Within 1 year	1年以內	20,573	10,978
After 1 year but within 2 years	1年以上，但2年以內	10,832	12,134
After 2 years but within 5 years	2年以上，但5年以內	16,559	16,475
After 5 years	5年以上	15,699	16,043
Total borrowings	借貸總額	63,663	55,630

The Group's capital structure at the end of the year is as follows: 本集團於年末的資本結構狀況如下：

		2011 2011年	2010 2010年	Change 變動
Net debts (RMB million)	淨債務（人民幣百萬元）	75,790	64,051	18.3%
Total equity (RMB million)	權益總額（人民幣百萬元）	37,777	30,316	24.6%
Ratio of net debt to total equity	淨債務對權益總額比率	201%	211%	(4.7%)


37,777
(33.3%)
75,790
(66.7%)
2011


30,316
(32.1%)
64,051
(67.9%)
2010

Net debts 淨債務 Total equity 權益總額

(RMB million人民幣百萬元)

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits) increased by 18.3% to RMB75,790 million at 31 December 2011, compared to RMB64,051 million at 31 December 2010.

於2011年12月31日，淨債務（銀行及其他貸款、應付融資性租賃負債、應付賬款、票證結算、應付關聯公司款項、預提費用及其他負債的總和減去現金及現金等價物及質押銀行存款）較2010年12月31日的人民幣640.51億元升至人民幣757.90億元，上升了18.3%。

As at 31 December 2011, total equity attributable to equity shareholders of the Company amounted to RMB32,175 million, representing an increase of RMB5,358 million from RMB26,817 million at 31 December 2010. Total equity at 31 December 2011 amounted to RMB37,777 million (2010: RMB30,316 million).

於2011年12月31日，本公司股東應佔權益為人民幣321.75億元，較2010年12月31日的人民幣268.17億元增加了人民幣53.58億元。於2011年12月31日，權益總額為人民幣377.77億元（2010年：人民幣303.16億元）。

Ratio of net debt to total equity of the Group at 31 December 2011 was 201%, as compared to 211% at 31 December 2010.

本集團於2011年12月31日的淨債務對權益總額比率為201%，在2010年12月31日則為211%。

FINANCIAL RISK MANAGEMENT POLICY

財務風險管理政策

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars and Singapore dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

外滙風險

人民幣不可自由兑換成外幣。所有涉及人民幣的外匯交易必須通過中國人民銀行或其他獲授權買賣外匯的機構或交換中心進行。

本集團大部分的融資性租賃負債、銀行及其他貸款及經營租賃承擔均以外幣為單位，主要是美元及新加坡元。由於本集團的外幣付款一般都高於外幣收入，故此人民幣兑外幣的貶值或升值都會對本集團的業績構成重大影響。本集團除了在中國國家外匯管理局允許的範圍內保留其以外幣為單位的盈利及收入，或在某些限制條件下與國內的核准銀行簽定外匯期權合約外，並無其他方法可有效地對沖其外幣風險。

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

燃油價格風險

本集團大部分的航油消耗須以中國現貨市場價格在國內購買。本集團目前並無有效的途徑，管理其因國內航油價格變動所承受的風險。但是根據國家發展與改革委員會及中國民用航空局於2009年發佈建立國內航綫旅客運輸燃油附加與航空煤油價格聯動機制的規定，航空公司在規定範圍內可自主確定國內航綫旅客燃油附加費收取標準。該聯動機制可在一定程度上降低本集團航油價格波動風險。

管理層對財務狀況及業績的討論與分析
Management Discussion and Analysis

MAJOR CHARGE ON ASSETS

As at 31 December 2011, certain aircraft of the Group with an aggregate carrying value of approximately RMB53,062 million (2010: certain aircraft and advance payments for aircraft of RMB49,063 million) were mortgaged under certain loans or certain lease agreements..

重大資產抵押

於2011年12月31日，本集團有賬面總值為人民幣530.62億元之飛機已分別用作若干貸款及租賃協議的抵押品(2010年：若干飛機及飛機預付款合計人民幣490.63億元)。

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2011, the Group had capital commitments of approximately RMB65,040 million (2010: RMB76,615 million). Of such amounts, RMB61,250 million related to the acquisition of aircraft and related flight equipment and RMB3,790 million for other projects.

As at 31 December 2011, the Group had capital commitments as follows:

承諾及或有負債

承諾

本集團於2011年12月31日的資本承擔約人民幣650.40億元(2010年：人民幣766.15億元)，其中關於購買飛機及飛行設備約為人民幣612.50億元，而用於本集團其他項目約為人民幣37.90億元。

於2011年12月31日，本集團具有以下資本承擔：

		2011 **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元
Authorised and contracted for	已授權及已訂約：		
Capital contributions to a subsidiary	對子公司的投資承擔	**120**	–
Capital contributions for acquisition of interests in associates	購買聯營公司股權的投資承擔	**119**	–
Share of capital commitments of a jointly controlled entity	應佔合營公司的資本承擔	**27**	14
		266	14

Contingent Liabilities

Details of contingent liabilities of the Group are set out in note 53 to the financial statements prepared under IFRSs.

或有負債

本集團之或有負債詳情刊載於按國際財務報告準則編製的財務報表附註53。

董事會報告書
Report of the Directors

The Board hereby presents this Annual Report and the audited financial statements for the year ended 31 December 2011 of the Group to the shareholders of the Company.

本公司董事會謹向全體股東提呈本集團截至二零一一年十二月三十一日止之報告書及經審核的財務報表。

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

主要業務、經營業績及財務狀況

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2011, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2011 in accordance with IFRSs. Please refer to pages 58 to 173 of this Annual Report for details.

本集團除經營航空運輸業務外，還經營其他與航空運輸有關的業務，包括提供飛機維修和航空配餐服務。本集團是中國最大的航空公司之一。以二零一一年的旅客運輸量、每周定期航班數量、飛行小時、航線條數以及機隊規模計算，本集團在中國的航空公司中排名第一。本集團按國際財務報告準則編製截至二零一一年十二月三十一日止年度的財務報表，詳情請參閱本年度報告第58頁至173頁。

FIVE-YEAR SUMMARY

五年財務摘要

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2011 are set out on pages 177 and 178 of this Annual Report.

本集團截至二零一一年十二月三十一日止的五個年度按國際財務報告準則編製的業績、資產及負債的摘要刊載於本年度報告第177頁及第178頁。

DIVIDENDS

股息

No interim dividend was paid during the year ended 31 December 2011 (2010: nil).

本公司在截至二零一一年十二月三十一日止年度內並無派發中期股息（二零一零年：無）。

The Board recommends the payment of a final dividend of RMB2.00 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2011, totalling approximately RMB1,963,513,400 based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2011 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to shareholders of A share, and in HKD to shareholders of H share. The profit distribution proposal is subject to shareholders' approval at the general meeting.

董事會建議截至二零一一年十二月三十一日止年度派發股息共計約人民幣1,963,513,400元，按公司已發行股份9,817,567,000股計，每十股派發股息為人民幣2元（含稅）。有關股息的派發方案將呈交予本公司二零一一年度股東大會予以審議。股息將以人民幣計值及宣布，以人民幣向A股股東支付，以港幣向H股股東支付。上述利潤分配預案有待本公司股東大會的批准。

BANK LOANS AND OTHER BORROWINGS

銀行貸款及其他借款

Details of the bank loans and other borrowings of the Company and the Group are set out in note 35 to the financial statements prepared under IFRSs.

本公司及本集團之銀行貸款及其他借款詳情刊載於按國際財務報告準則編製的財務報表附註35。

INTEREST CAPITALISATION

資本化之利息

For the year ended 31 December 2011, RMB205 million (2010: RMB186 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

截至二零一一年十二月三十一日止年度，本集團按國際財務報告準則作資本化計入在建工程及物業、廠房及設備之利息費用為人民幣2.05億元（二零一零年：人民幣1.86億元）。

董事會報告書
Report of the Directors

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2011 are set out in note 21 to the financial statements prepared under IFRSs.

物業、廠房及設備

本公司及本集團截至二零一一年十二月三十一日止年度之物業、廠房及設備及其變動情況刊載於按國際財務報告準則編製的財務報表附註21。

MAJOR CUSTOMERS AND SUPPLIERS

The Group's purchases from the largest supplier for the year represented approximately 25.5% of the Group's total purchases. Purchases from the five largest suppliers accounted for an aggregate of approximately 37.7% of the Group's total purchases in 2011. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2011.

主要客戶和供應商

本集團本年度自最大供應商採購額約佔本集團採購總額的25.5%。自五個最大供應商採購額合計約佔本集團二零一一年採購總額的37.7%。本年度內，本公司董事、其聯繫人士或任何股東（據董事所知，擁有本公司5%以上的股本者）概無在這五個最大供應商中擁有任何權益。

本集團來自五個最大客戶的營業額合計並不超過本集團二零一一年度營業總額的30%。

TAXATION

Details of taxation of the Company and the Group are set out in notes 16 and 28 to the financial statements prepared under IFRSs.

稅項

本公司及本集團稅項之詳情刊載於按國際財務報告準則編製的財務報表附註16及28。

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 46 to the financial statements prepared under IFRSs.

儲備

本公司及本集團於本年度之儲備變動情況刊載於按國際財務報告準則編製的財務報表附註46。

EMOLUMENT POLICY

As at 31 December 2011, the Group had an aggregate of 71,696 employees (2010: 65,085).

The emolument policy for the employees of the Group is principally set up by the Board on the basis of their merit, qualifications, competence and the Group's operating results.

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group's operating results, individual performance and comparable market statistics in accordance with the "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management".

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" with an aim to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group, details of the scheme is set out in note 48(c) to the financial statements prepared under IFRSs.

薪酬政策

於二零一一年十二月三十一日，本集團共有員工71,696名（二零一零年：65,085名）。

本集團員工之薪酬政策主要由董事會根據員工之功績、資格、能力及本集團之營運業績而制定。

本公司董事及高級管理人員之薪酬政策由薪酬與考核委員會根據本集團之營運業績，個人表現及可比的市場數據，且按本集團《董事薪酬管理制度》以及《高級管理人員薪酬管理制度》而提供建議予董事會。

於2011年11月30日，本公司股東大會審議通過了《中國南方航空股份有限公司H股股票增值權計劃》，以向本公司特定董事、高級管理人員、管理骨幹和核心技術人才提供中長期激勵以促進本集團業務持續發展，該計劃之詳情刊載於按國際財務報告準則編製的財務報表附註48(c)。

Details of other employees' retirement and housing benefits are set out in notes 12 and 48 to the financial statements prepared under IFRSs.

有關其他員工退休金計劃及房屋福利之詳情刊載於按國際財務報告準則編製的財務報表附註12及48。

SUBSIDIARIES

附屬公司

Details of the principal subsidiaries of the Company are set out in note 59 to the financial statements prepared under IFRSs.

本公司的主要附屬公司的詳情刊載於按國際財務報告準則編製的財務報表附註59。

SHARE CAPITAL STRUCTURE

股本結構

Change in Share Capital

There was no change in the share capital of the Company in 2011.

股本變動

於二零一一年，本公司股本並無任何變動。

Share Capital Structure

As at 31 December 2011, the share capital of the Company comprised the following:

股本架構

於二零一一年十二月三十一日，本公司的股本包括以下股份：

Type of Shares 股份類別		Number of Shares 股份數目	Approximate percentage of total share capital 約佔股本總數的百分比
1. A Shares with selling restrictions	有限售條件的A股	845,050,000	8.61%
2. H Shares	H股	2,794,917,000	28.47%
3. A Shares without selling restrictions	無限售條件的A股	6,177,600,000	62.92%
Total issued Shares	股本總數	9,817,567,000	100.00%

董事會報告書
Report of the Directors

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2011, to the knowledge of the Directors, chief executives and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares and underlying shares of the Company which were required to be recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

主要股東

於二零一一年十二月三十一日，就本公司董事、最高行政人員及監事所知，除本公司董事、最高行政人員或監事之外的下述人士於本公司之股份或相關股份中擁有根據《證券及期貨條例》第336條須置存的本公司股東權益登記冊所載錄的權益或淡倉如下：

Name of shareholder 股東姓名	Capacity 身份	Type of Share 股份類別	Number of Shares held 所持股份數目	% of the total issued A Shares 約佔已發行A股總數的百分比	% of the total issued H Shares 約佔已發行H股總數的百分比	% of the total issued share capital of the Company 約佔本公司已發行股本總數的百分比
CSAHC (Note 1) 南航集團(註1)	Beneficial owner Interest in controlled corporation 實益擁有人 受控制法團權益	A Share A股	4,145,050,000 (L)	59.02%	–	42.22%
		H Share H股	1,064,770,000 (L)	–	38.10%	10.85%
		Total 小計	5,209,820,000 (L)	–	–	53.07%
Nan Lung Holding Limited ("Nan Lung") (Note 1) 南龍控股有限公司(「南龍」)(註1)	Beneficial Owner 實益擁有人	H Share H股	1,064,770,000 (L)	–	38.10%	10.85%
FIL Limited (Note 2) FIL Limited(註2)	Investment Manager 投資經理	H Share H股	139,840,000 (L)	–	5.00%	1.42%

Note:

(1) CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

(2) According to the disclosure of interests form filed by FIL Limited, it was interested in an aggregate of 165,544,000 H Shares in the capacity as an investment manager since 16 March 2012, representing approximately 5.92% of the then total issued H Shares of the Company.

註：

(1) 南航集團被視為透過其於香港之直接及間接全資附屬公司於合共1,064,770,000股H股股份中擁有權益，其中31,120,000股H股乃由亞旅實業有限公司直接持有(佔當時已發行H股總數之約1.11%)，1,033,650,000股H股乃由南龍直接持有(佔當時已發行H股總數之約36.98%)。由於亞旅實業有限公司亦為南龍之間接全資附屬公司，因此南龍亦被視為於亞旅實業有限公司所持有之31,120,000股H股股份中擁有權益。

(2) 根據FIL Limited提交的權益披露表格，其自二零一二年三月十六日起以投資經理身份於合共165,544,000股H股股份中擁有權益，佔本公司當時已發行H股股本之約5.92%。

Save as disclosed above, as at 31 December 2011, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares and underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

除上文披露者外，於二零一一年十二月三十一日，據本公司董事、最高行政人員及監事所知，概無其他人士(除本公司董事、最高行政人員或監事之外)於本公司之股份或相關股份中擁有記錄於根據《證券及期貨條例》第336條須置存的本公司股東權益登記冊的權益或淡倉。

PARTICULAR OF SHAREHOLDERS

股東情況

The total number of shareholders of the Company as at 31 December 2011 was 281,790.

於二零一一年十二月三十一日，本公司股東總數為281,790戶。

Particulars of shareholdings of the Company's 10 largest shareholders as at 31 December 2011 are as follows:

於二零一一年十二月三十一日，本公司10名最大股東持股情況現詳列如下：

Shareholdings of 10 largest shareholders

十名最大股東持股情況

Name of shareholders 股東名稱	Nature of shareholders 股東性質	Total number of Shares 持股總數	Percentage 持股比例	Pledged or frozen shares 質押或凍結的股份數量
CSAHC 南航集團	Holder of State-owned shares 國家股股東	4,145,050,000	42.22%	None 無
HKSCC Nominees Limited 香港中央結算(代理人)有限公司	H shareholder H股股東	1,750,064,398	17.83%	Unknown 未知
Nan Lung 南龍	H shareholder H股股東	1,033,650,000	10.53%	None 無
Anhui Conch Venture Investment Co., Ltd. 安徽海螺創業投資有限責任公司	A shareholder A股股東	176,600,000	1.8%	Unknown 未知
Zhong Hang Xin Gang Guarantee Co., Ltd. 中航鑫港擔保有限公司	A shareholder A股股東	159,000,000	1.62%	Unknown 未知
Ping An Life Insurance Company of China – Traditional – Ordinary insurance products 中國平安人壽保險股份有限公司－傳統－普通保險產品	A shareholder A股股東	159,000,000	1.62%	Unknown 未知
Wuhu RuiJian Investment Consultation Company Limited 蕪湖瑞健投資諮詢有限公司	A shareholder A股股東	144,200,000	1.47%	Unknown 未知
Zhao Xiao Dong 趙曉東	A shareholder A股股東	115,472,200	1.18%	Unknown 未知
National Social Security Fund 501 全國社保基金五零一組合	A shareholder A股股東	90,000,000	0.92%	Unknown 未知
太平人寿保险有限公司－统－普通保险 品－022L-CT001滬	A shareholder A股股東	80,000,000	0.81%	Unknown 未知

董事會報告書
Report of the Directors

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2011.

購回、出售和贖回股份

本公司或其任何附屬公司在截至二零一一年十二月三十一日止年度內，概無購回、出售和贖回本公司之股份。

PRE-EMPTIVE RIGHTS

None of the provisions of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

優先購股權

本公司的公司章程並無優先購股權的規定，不要求本公司在發售新股時按持股比例向現有股東發售。

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this Annual Report.

審計委員會

本公司審計委員會已審閱並確認本年度報告。

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2011 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

標準守則

經向各董事個別查詢，各董事截至二零一一年十二月三十一日止年度一直遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(《上市規則》)附錄十所載的《上市公司董事進行證券交易的標準守則》(《標準守則》)。

就董事的證券交易方面，本公司所採納的操守準則並不比《標準守則》寬鬆。

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2011.

遵守《企業管治常規守則》的守則條文

董事會認為，本集團於截至二零一一年十二月三十一日止年度一直遵守《上市規則》附錄十四《企業管治常規守則》(《常規守則》)所載之守則條文。

DIRECTORS AND SUPERVISORS

董事及監事

The Directors and Supervisors during the year are set out as follows:

本公司於年內的董事及監事如下：

Name 姓名	Position 職務	Gender 性別	Age 年齡
Si Xian Min 司獻民	Chairman of the Board, Non-executive Director 董事長、非執行董事	Male 男	55
Li Wen Xin *(Resigned on 8 August 2011)* 李文新*(於二零一一年八月八日辭任)*	Non-executive Director 非執行董事	Male 男	62
Wang Quan Hua 王全華	Non-executive Director 非執行董事	Male 男	58
Yuan Xin An *(Appointed on 30 November 2011)* 袁新安*(於二零一一年十一月三十日獲委任)*	Non-executive Director 非執行董事	Male 男	55
Tan Wan Geng 譚萬庚	Executive Director 執行董事	Male 男	48
Zhang Zi Fang 張子芳	Executive Director 執行董事	Male 男	54
Xu Jie Bo 徐杰波	Executive Director 執行董事	Male 男	47
Chen Zhen You 陳振友	Executive Director 執行董事	Male 男	60
Gong Hua Zhang 貢華章	Independent Non-executive Director 獨立非執行董事	Male 男	66
Lam Kwong Yu *(Resigned on 5 August 2011)* 林光宇*(於二零一一年八月五日辭任)*	Independent Non-executive Director 獨立非執行董事	Male 男	68
Wei Jin Cai 魏錦才	Independent Non-executive Director 獨立非執行董事	Male 男	62
Ning Xiang Dong 寧向東	Independent Non-executive Director 獨立非執行董事	Male 男	47
Liu Chang Le *(Appointed on 30 November 2011)* 劉長樂*(於二零一一年十一月三十日獲委任)*	Independent Non-executive Director 獨立非執行董事	Male 男	60
Pan Fu 潘福	Chairman of the Supervisory Committee 監事會主席	Male 男	49
Li Jia Shi 李家世	Supervisor 監事	Male 男	51
Zhang Wei 張薇	Supervisor 監事	Female 女	46
Yang Yi Hua 楊怡華	Supervisor 監事	Female 女	52
Liang Zhong Gao 梁忠高	Supervisor 監事	Male 男	56

Since 1 January 2012 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

自二零一二年一月一日起至本年度報告日，董事及監事概無變動。

董事會報告書
Report of the Directors

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2011, none of the Directors, chief executives or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have taken by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

董事及監事於本公司及其相聯法團之權益及淡倉

於二零一一年十二月三十一日，本公司各董事、最高行政人員或監事概無在本公司或任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及／或債券證(視情況而定)中擁有任何根據《證券及期貨條例》第XV部第7及8分部而須知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》該些章節的規定被視為或當作這些董事或監事擁有的權益或淡倉)、或根據《證券及期貨條例》第352條規定而記錄於本公司保存的登記冊的權益或淡倉、或根據《標準守則》而知會本公司及聯交所的權益或淡倉。

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

董事及監事服務合約

本公司或其子公司沒有與任何董事或監事訂立或建議訂立不可於一年內毋須賠償(法定賠償除外)而終止的服務合約。

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this Annual Report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2011.

充份公眾持股量

根據本公司於本年度報告刊發前的最後實際可行日期可以得悉，而董事亦知悉的公開資料，於截至二零一一年十二月三十一日止年度任何時間內，本公司的公眾持股量一直符合《上市規則》的規定。

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2011, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

董事及監事在合同中的權益

截至二零一一年十二月三十一日止年內，所有董事或監事均沒有在任何本公司或其附屬公司為合約一方的任何重大合同中持有重大權益。

董事會報告書
Report of the Directors

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company, as defined under the Listing Rules, conducted in 2011 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

(2) Continuing Connected Transactions between the Company and CSAHC (or their respective subsidiaries)

A Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC

On 28 January 2011, the Company renewed the Import and Export Agency Framework Agreement with SAIETC. The scope of cooperation under the agreement covers import and export services, custom clearing services, customs declaration and inspection services, and tendering and agency services etc. The agreement is effective for a period from 1 January 2011 to 31 December 2013, with the annual cap for the commission not exceeding RMB97,200,000.

For the year ended 31 December 2011, the agency fee incurred by the Group in respect of the above import and export services was RMB87,460,000.

關連交易

本公司不時與南航集團及其他關連人士進行某些關連交易。《上市規則》要求披露的在二零一一年度進行的本公司的關連交易的詳情如下：

(1) 分立協議

南航集團與本公司為界定及分配南航集團與本公司資產與負債而於一九九五年三月二十五日簽訂一份分立協議（該協議已於一九九七年五月二十二日經第一次修訂協議修改）。根據分立協議，南航集團及本公司已同意就有關南航集團或本公司根據分立協議持有或繼承之業務、資產及負債而導致對方承擔之索償、債務及費用等，向對方做出賠償。

自分立協議簽訂之日至本年度報告刊發之日，本公司及南航集團均沒有提供賠償予對方。

(2) 本公司與南航集團及其各自的附屬公司的持續關連交易

A 南航集團之全資附屬公司中國南航集團進出口貿易有限公司(「南航進出口公司」)

本公司於二零一一年一月二十八日與南航進出口公司續簽《進出口委託代理框架協議》，在協議中規定雙方的合作範圍包括進出口服務、清關服務、報關及檢驗服務及招投標和委託代理服務等。協議有效期為二零一一年一月一日至二零一三年十二月三十一日，協議的交易上限為年度佣金總額不超過人民幣97,200,000元。

在截至二零一一年十二月三十一日止之年度中，本集團就上述進出口服務所發生之代理手續費為人民幣87,460,000元。

董事會報告書
Report of the Directors

B *Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 40% owned by the Company and 60% owned by CSAHC*

On 11 May 2010, the Company renewed the Media Services Framework Agreement with SACM, for a term of three years commencing from 1 January 2010. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, production of in-flight TV and movie program agency services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The parties have determined the various rates for providing advertising services after negotiations on an arm's length basis, and SACM has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar businesses which were accepted by the Company. The annual cap under the agreement for each year is RMB40,000,000, RMB48,000,000 and RMB58,000,000, respectively.

For the year ended 31 December 2011, the media fees incurred by the Group for the media services amounted to RMB28,621,000.

B *本公司擁有40%股權及南航集團擁有60%股權之中國南航集團文化傳媒股份有限公司(「文化傳媒公司」)*

本公司於二零一零年五月十一日與文化傳媒公司續簽了《傳媒服務框架協議》，協議的有效期為三年，並自二零一零年一月一日起生效。在協議中規定雙方的合作範圍包括廣告代理業務、影視製作、空姐招募等公關服務，以及報刊發放服務。雙方同意經公平磋商釐定各項廣告代理的價格，文化傳媒公司承諾向本公司收取的廣告費用，都是以本公司認可的同類業務市場價為基準的。協議有效期內各年度的交易上限分別為人民幣40,000,000元、人民幣48,000,000元、人民幣58,000,000元。

截至二零一一年十二月三十一日止之年度，本集團就傳媒服務所發生的交易金額為人民幣28,621,000元。

C *Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

On 8 November 2010, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from 1 January 2011 to 31 December 2013.

Under such agreement, SA Finance agrees to provide to the Company deposit and loan services. SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of SA Finance's shareholders' equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group's deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB4,000,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

On 16 March 2012, the Company entered into a supplemental agreement to the Financial Services Framework Agreement with SA Finance, for a term effective from the date of passing of the resolution at the general meeting to 31 December 2013. In line with the Company's business requirement, the parties agreed that deposit balance placed with SA Finance (including interest payable accrued thereon) in any day may not exceed RMB6,000,000,000, and the balance for provision of loan service to the Company by SA Finance (including total interests paid) in any day may not exceed the above level. The above issue is still subject to the shareholders' approval at the general meeting.

As of 31 December 2011, the Group's deposits placed with SA Finance amounted to RMB2,493,338,000.

C *南航集團擁有66%股權、本公司擁有21%股權及本公司四間附屬公司合共擁有13%股權之中國南航集團財務有限公司(「南航財務」)*

本公司於二零一零年十一月八日與南航財務續簽了為期三年的《金融服務框架協議》，有效期為二零一一年一月一日至二零一三年十二月三十一日。

根據該協議，南航財務向本公司提供存款和貸款服務。雙方約定，南航財務應按不低於中國人民銀行規定的同期存款利率標準定期向本公司支付存款利息。本集團存入南航財務的資金，南航財務轉而將該筆款項悉數存入若干銀行；南航財務同意向南航集團及其下屬的除本集團外其他子公司的貸款總額不超過南航財務股本金、公積金和除本集團以外的其他公司存款的總和。交易雙方定價遵循公平合理的原則，以市場公允價格為基礎，且不高於獨立第三方的價格或收費標準。該協議雙方同意，本公司任何時點在南航財務的存款餘額(包括應計利息)不得超過人民幣4,000,000,000元，任何時點向南航財務貸款的餘額(包括利息支出總額)亦不得超過上述同等水平，就其他金融服務向南航財務支付費用的年度總額不得超過人民幣5,000,000元。

二零一二年三月十六日，本公司與南航財務簽訂《<金融服務框架協議>的補充協議》，協議的有效期為股東大會通過之日至二零一三年十二月三十一日。根據本公司業務開展的需要，雙方同意本公司任一日在南航財務的存款餘額(包括應計利息)不得超過人民幣6,000,000,000元，南航財務任一日向本公司提供貸款服務的餘額(包括利息支出總額)亦不得超過上述同等水平，上述事宜尚待股東大会的批准。

於二零一一年十二月三十一日，本集團存放於南航財務之存款為人民幣2,493,338,000元。

董事會報告書
Report of the Directors

D China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC

The Company and PCACL have entered into a new Sales Agency Services Framework Agreement dated 28 January 2011, which is valid from 1 January 2011 to 31 December 2013. Pursuant to the agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. PCACL charges commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. PCACL also acts as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

For the year ended 31 December 2011, the commission expense and goods handling fee paid to PCACL were RMB26,868,000 and RMB16,794,000 respectively, and the income relating to other services was RMB61,355,000.

D 南航集團之全資附屬公司中國南航集團客貨代理有限公司(「客貨代理公司」)

本公司與客貨代理公司於二零一一年一月二十八日簽訂《客貨服務框架協議》，協議有效期為二零一一年一月一日至二零一三年十二月三十一日。在客貨代理協議中規定雙方的合作範圍主要包括機票銷售代理、航空貨物運輸代理、包機及包板代理、庫區內操作及庫區外派送等延伸業務、包機包板銷售代理業務。客貨代理公司與本公司參照市場標準確定之佣金率並收取佣金。除客貨代理公司外，本公司亦有其他收取等額佣金的中國機票銷售代理。客貨代理公司亦同時出任其他中國航空公司的機票銷售代理，並收取相等於向本集團收取的佣金率。交易上限為年度的銷售金額不超過人民幣250,000,000元。

在截至二零一一年十二月三十一日止之年度中，本集團向客貨代理公司支付的銷售代理費及貨物處理費分別為人民幣26,868,000元及人民幣16,794,000元，向其收取其他服務收入為人民幣61,355,000元。

董事會報告書
Report of the Directors

E *Guangzhou China Southern Airlines Property Management Company Limited ("GCSAPMC"), a wholly-owned subsidiary of CSAHC*

The Company and GCSAPMC renewed the Framework Agreement for the Engagement of Property Management (the "Property Management Framework Agreement") on 29 December 2008 to engage GCSAPMC to provide property management and improvement service for a term of three years. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company's headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the Property Management Framework Agreement is set at RMB47,010,000.

For the year ended 31 December 2011, the property management and maintenance fee incurred by the Group amounted to RMB34,202,000 pursuant to the Property Management Framework Agreement.

F *MTU Maintenance Zhuhai Co., Ltd.("Zhuhai MTU"), which is 50% owned by CSAHC*

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to 5 April 2031.

For the year ended 31 December 2011, the Group's engine repair and maintenance service fees incurred under the agreement amounted to RMB752,415,000.

E *南航集團之全資附屬公司廣州南航物業管理有限公司(「南航物業公司」)*

本公司與南航物業公司於二零零八年十二月二十九日就委託其進行物業管理、修繕相關事宜續簽訂一份物業委託管理框架協議(「物業管理框架協議」),有效期為三年。根據該協議,本公司委託南航物業公司對本公司廣州總部的物業進行管理、維修,對新機場110KV變電站進行運行維護管理,以確保本公司生產、辦公、生活區設施完善完好及設備正常運轉。雙方同意經公平磋商釐定相關價格(或收費標準),價格不會高於同行業獨立第三方的價格(或收費標準)。物業管理框架協議的上限為每年人民幣47,010,000元。

在截至二零一一年十二月三十一日止之年度中,本集團根據物業管理框架協議,所發生的物業管理及修繕費用為人民幣34,202,000元。

F *南航集團擁有50%股權的珠海保税區摩天宇航空發動機維修有限公司(「珠海MTU」)*

本公司於二零零九年九月二十八日與南航集團,德國MTU公司、珠海MTU簽訂持續關聯交易協議,由珠海MTU在淨最優惠條款的國際競爭性的前提下繼續向本公司提供發動機修理、翻修和維護等服務,本公司按照相應的收費標準向珠海MTU支付相關費用,協議有效期從本協議生效之日起至二零三一年四月五日止。

在截至二零一一年十二月三十一日止之年度中,本集團根據該協議,所發生的發動機修理、翻修和維護等服務費用為人民幣752,415,000元。

董事會報告書
Report of the Directors

(3) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "Southern Airlines" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(3) 商標許可協議

本公司與南航集團於一九九七年五月二十二日簽訂一份為期十年的商標許可協議，據此，南航集團確認本公司有權使用中英文名稱「南方航空(Southern Airlines)」及「中國南方航空(China Southern Airlines)」，並授予本公司一項無特許使用費並可延續之特許權，允許本公司就其航空及相關業務在世界範圍內使用木棉花標誌。除非南航集團於協議屆滿前三個月發出書面終止通知，否則該協議將自動續期十年。二零零七年五月，本公司與南航集團的商標許可協議自動續延十年。

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A On 29 December 2008, the Company renewed a master lease agreement with CSAHC with a term valid from 1 January 2009 to 31 December 2011 ("Lease Agreement"). Pursuant to the Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi") and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun, etc. The annual rents payable to CSAHC under the Lease Agreement for 2009, 2010 and 2011 are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65, respectively.

For the year ended 31 December 2011, the rent incurred by the Group amounted to RMB40,956,397.65 pursuant to the Lease Agreement.

B The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

(4) 租賃

本集團作為承租人，南航集團作為出租人，雙方簽訂下列租賃協議：

A、 二零零八年十二月二十九日，本公司與南航集團續簽了一份總體的租賃協議，協議有效期為二零零九年一月一日到二零一一年十二月三十一日(「租賃協議」)。根據該租賃協議，南航集團同意繼續向本公司出租南航集團現時位於廣州、海口、武漢、衡陽、荊州(原「沙市」)及南陽等地以及位於北京、上海、長沙、瀋陽、大連、哈爾濱及長春等其他地區的部份土地、樓宇及民用航空建築物和設備。按照該租賃協議，本公司二零零九年、二零一零年以及二零一一年將向南航集團分別支付的年度租金為人民幣37,148,660元、人民幣39,006,093元以及人民幣40,956,397.65元。

在截至二零一一年十二月三十一日止之年度中，本集團根據該租賃協議所發生的租金支出為人民幣40,956,397.65元。

B、 本公司與南航集團於一九九七年五月二十二日簽訂一項賠償協議，據此，南航集團已同意就任何質疑或干預本公司使用若干土地及建築物之權利而產生或引致之任何損失或損害向本公司作出賠償。

C On 14 February 2011, in order to ensure normal operation of the Company, the Company, based on the actual leasing requirement, once again reviewed the land and properties contemplated under the lease, adjusted part of these projects, and engaged a real estate appraisal company to assess the rent of land, properties, structures and pipes under the lease. It then determined the rent according to the assessment and re-entered into the Land Lease Agreement and the Property Lease Agreement. Pursuant to the Land Lease Agreement, the parties agreed that the annual rent for land from 2011 to 2013 would be RMB56,329,131 for each year. Pursuant to the Property Lease Agreement, the annual rent for properties, structures and pipes leased by the Company from CSAHC from 2011 to 2013 would be RMB42,975,542.

For the year ended 31 December 2011, the rents for land lease and property lease incurred by the Group amounted to RMB56,329,131 and RMB42,975,542, respectively pursuant to the lease agreements.

(5) Connected Transaction-Sale of Aircraft to Hebei Airlines Company Limited ("Hebei Airlines") by Xiamen Airlines

On 23 December 2011, the Board announced that Xiamen Airlines, a subsidiary of the Company and Hebei Airlines entered into the Aircraft Sale Agreement, pursuant to which Xiamen Airlines agreed to sell and Hebei Airlines agreed to purchase the aircraft at the consideration of approximately RMB426 million.

Hebei Airlines is a controlled subsidiary of Hebei Airlines Investment Group Company Limited, which is the substantial shareholder of Xiamen Airlines, and Hebei Airlines is therefore a connected person of the Company. Pursuant to the Listing Rules, as each of the applicable percentage ratios (other than the profits ratio) for the Aircraft Sale Agreement is more than 0.1%, but less than 5%, the sale of the aircraft constitutes a connected transaction of the Company, which is subject to the reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

C、 二零一一年二月十四日，為確保本公司經營活動的正常開展，本公司根據實際租賃需求，重新核定了租賃的土地和房產的清單，對租賃的土地和房產等項目進行了部份調整，並由房地產評估公司對租賃土地、房產、構築物和管道溝槽的租金進行了評估，根據評估結果核定了租金，並與南航集團重新簽訂了《土地租賃合同》和《房屋租賃合同》，根據《土地租賃合同》，雙方確定二零一一年至二零一三年的土地年度租金均為人民幣56,329,131元。根據《房屋租賃合同》，二零一一年至二零一三年本公司向南航集團租賃的房產、構築物和管道溝槽等的年度租金均為人民幣42,975,542元。

在截至二零一一年十二月三十一日止之年度中，本集團根據該等租賃協議所發生的土地租賃及房屋租賃支出為人民幣56,329,131元和人民幣42,975,542元。

(5) 關連交易－廈門航空向河北航空有限公司(「河北航空」)出售飛機

於二零一一年十二月二十三日，董事會宣佈本公司附屬公司廈門航空與河北航空訂立飛機出售合同，據此，廈門航空同意出售且河北航空同意購置飛機，代價約為人民幣4.26億元。

河北航空為河北航空投資集團有限公司的控股子公司，河北航空投資集團有限公司為廈門航空主要股東，故河北航空為本公司的關連人士。根據上市規則，飛機出售合同的各適用百分比率(溢利比率除外)高於0.1%但低於5%，因此出售飛機構成本公司的關連交易，須根據上市規則第14A章作出申報及公告，而可獲豁免獨立股東批准的規定。

董事會報告書
Report of the Directors

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on ordinary commercial terms, or if comparable transactions were not sufficient to judge whether the terms of those transactions were on ordinary commercial terms, then in relation to the Group, those transactions were on terms no less favorable than the terms obtained from or provided (as the case may be) by independent third party; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company was engaged to report on the Company's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Rule 14A.38 of the Listing Rules, indicating that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board.

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d) with respect to the aggregate amount of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made by the Company in respect of each of the disclosed continuing connected transactions.

本公司的獨立非執行董事已向本公司董事會確認其已審閱上述所有非豁免持續關連交易，並認為：

(a) 該等交易屬本集團的日常業務；

(b) 該等交易乃按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否為一般商務條款，則對本集團而言，該等交易的條款不遜於獨立第三方可取得或提供（視情況而定）的條款；及

(c) 該等交易乃根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

本公司核數師，遵照香港會計師公會頒佈的《香港鑒證業務準則》第3000號「非審核或審閱過往財務資料之鑒證工作」，並參考《實務說明》第740號「關於《香港上市規則》所述持續關聯交易的核數師函件」，就本公司的持續關聯交易做出滙報。核數師已根據《上市規則》第14A章第38段出具載有上述持續關聯交易的結論的無保留意見函件，表示：

(a) 彼等沒有注意到任何事項致使其認為董事會並未批准所披露持續關連交易。

(b) 如果是本集團提供貨品或服務的持續關連交易，彼等沒有注意到任何事項致使他們認為，這些持續關連交易沒有在所有重大方面按照本集團的定價政策進行。

(c) 彼等沒有注意到任何事項致使他們認為，持續關連交易沒有在所有重大方面按照相關協議規管。

(d) 在上述所列各項持續關連交易的交易總額方面，彼等沒有注意到任何事項致使他們認為，所披露持續關連交易的年度交易總額已超過在先前發出的公告中所披露各項持續關連交易的年度上限。

Certain related party transactions as disclosed in note 47 of the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

根據上市規則，載於按國際財務報告準則編製的財務報表附註47的若干關連方交易亦構成上市規則下的關連交易，須根據上市規則第14A章作出披露。本公司就上述關連交易或持續性關連交易的披露已符合上市規則第14A章的披露規定。

DONATIONS

For the year ended 31 December 2011, the Group made donations for charitable purposes amounting to RMB10.32 million.

捐贈

截至二零一一年十二月三十一日年度，本集團共捐贈人民幣1,032萬元作為慈善用途。

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2011, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

委託存款及逾期定期存款

截至二零一一年十二月三十一日，本集團存於金融機構或其他單位的存款沒有包括任何委託存款或已到期但本集團未能取回的定期存款。

MATERIAL LITIGATION

As at 31 December 2011, the Group was not involved in any material litigation.

重大訴訟

於二零一一年十二月三十一日，本集團無重大訴訟。

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

核數師

本公司於即將舉行的股東週年大會上將提議通過分別續聘畢馬威會計師務所為本公司之國際核數師和畢馬威華振會計師事務所為本公司之國內核數師的決議。

By order of the Board
Si Xian Min
Chairman

Guangzhou, the PRC
29 March 2012

承董事會命
司獻民
董事長

中國 • 廣州
二零一二年三月二十九日

監事會報告書
Report of the Supervisory Committee

Dear Shareholders,

In 2011, the Supervisory Committee of the Company diligently performed its duties in accordance with the Company Law, the Securities Law and the Articles of Association of the Company in an effort to safeguard the interests of the Company and its shareholders. Abiding by the "Working Procedures for the Supervisory Committee", members of the Supervisory Committee organised meetings of the Supervisory Committee, attended general meetings and Board meetings of the Company, and efficiently monitored major decision making process, issue of shares and connected transactions of the Company as well as the conduct of the Directors and senior management of the Company. In addition, the Supervisory Committee also reviewed and issued its opinions on regular reports of the Company.

列位股東：

二零一一年，本公司監事會按照《公司法》、《證券法》和《公司章程》的規定，從切實維護股東權益和公司利益出發，勤勉盡責，依據《監事會議事規則》組織監事會會議，列席公司股東大會和歷次董事會，對公司的重大決策、發行股票、關連交易和公司董事、高級管理人員的行為進行了有效監督，對公司定期報告進行審核並提出審核意見。

I. PARTICULARS OF THE WORK OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company held six meetings in 2011, details of which were as follows:

(I) The Sixth Session of the Supervisory Committee of the Company held the second meeting on 17 March 2011, details of which were as follows:

Report on preparation and auditing of the 2010 financial report of the Company was heard; Report on 2010 internal assessment report of the Company was heard.

(II) The Sixth Session of the Supervisory Committee of the Company held the third meeting on 28 March 2011, details of which were as follows:

(1) The 2010 annual report (full version and summary) and results announcement (including the financial statement prepared under the PRC GAAP and IFRSs) were reviewed and approved;

(2) Report of the Supervisory Committee for 2010 was reviewed and passed for approval at the general meeting;

(3) Report on 2010 internal assessment report of the Company was reviewed and passed;

(4) Report on deposit and actual use of fund raised in 2010 was reviewed and passed; and

(5) Report of 2010 Social Responsibility Report of the Company was reviewed and passed;

(III) The Sixth Session of the Supervisory Committee of the Company held an extraordinary meeting on 27 April 2011, details of which were as follows: The first quarterly report of the Company was reviewed;

一、監事會的工作情況

二零一一年度本公司監事會共召開六次會議，詳情如下：

1、 2011年3月17日召開第六屆監事會第二次會議，會議情況如下：

聽取公司2010年度財務報告編製及審計工作情況的彙報；聽取公司2010年度內控評估情況的報告；

2、 2011年3月28日召開第六屆監事會第三次會議，會議情況如下：

1、 審議批准2010年度報告全文、摘要及業績公告(包括中國、國際會計準則的會計報表)；

2、 審議通過2010年監事會報告書並提交股東大會批准；

3、 審議通過2010年度內部控制評估報告；

4、 審議通過2010年度募集資金存放與實際使用情況的報告；

5、 審議通過公司2010年度社會責任報告；

3、 2011年4月27日召開第六屆監事會臨時會議，會議情況如下：審議本公司2011年第一季度報告；

監事會報告書
Report of the Supervisory Committee

(IV) The Sixth Session of the Supervisory Committee of the Company held the fourth meeting on 25 August 2011, details of which were as follows:

(1) The 2011 interim report (full version and summary) and results announcement (including A Shares and H Shares) were reviewed; and

(2) The "Report on Deposit and Actual Use of Fund Raised in the First-half of 2011 of China Southern Airlines Company Limited" was reviewed;

(V) The Sixth Session of the Supervisory Committee of the Company held the fifth meeting on 29 September 2011, details of which were as follows:

The "Report on H Share Appreciation Plan of China Southern Airlines Company Limited" and "Opinion on Assessment on Initial Grant of H Share Appreciation Plan of China Southern Airlines Company Limited" were reviewed;

(VI) The Sixth Session of the Supervisory Committee of the Company held an extraordinary meeting on 27 October 2011 to review the third quarterly report of the Company.

II. THE SUPERVISORY COMMITTEE'S INDEPENDENT OPINION:

(I) The Supervisory Committee of the Company considered that, the Board implemented its work in 2011 in strict compliance with the relevant laws and regulations as well as the requirements of the Articles of Association of the Company, and carried out its operation in accordance with laws to ensure that the Company would grow in a healthy, steady and sustainable manner. The Company's senior management including Directors and President have performed their duties diligently in accordance with laws. The Supervisory Committee is not aware of any behaviors in violation of laws, administrative regulations and the Articles of Association or which will result in an impairment of the Company's benefits and shareholders' interests in the course of their work.

(II) The Supervisory Committee of the Company is of the opinion that the financial management system and relevant internal control systems of the Company are sound and complete and implemented effectively. The preparation, review and reporting of the financial reports of the Company as well as the audit of the financial statements of the Company by its auditors were conducted effectively in accordance with laws and regulations and the various requirements of the Company. The contents of the financial reports of the Company completely and truly reflect the financial position and operating results of the Company for 2011,

4、 2011年8月25日召開第六屆監事會第四次會議，會議情況如下：

1、 審議2011年半年度報告全文，摘要及業績公告（包括A股和H股）；

2、 審議《中國南方航空股份有限公司關於公司2011年上半年募集資金存放與使用情況的專項報告》；

5、 2011年9月29日召開第六屆監事會第五次會議，會議情況如下：

審議通過《關於<中國南方航空股份有限公司H股股票增值權計劃>以及<中國南方航空股份有限公司H股股票增值權首次授予計劃>核查意見》；

6、 2011年10月27日召開第六屆監事會臨時會議，審議本公司2011年第三季度報告。

二、監事會發表獨立意見如下：

（一） 本公司監事會認為，公司二零一一年度的董事會工作能嚴格遵守相關法律法規和公司章程的規定，依法規範運作，確保公司健康、穩定、持續地發展。公司董事、總經理等高級管理人員執行職務時勤勉盡職，依法履行職責，未發現在執行公司職務時有違反法律、行政法規及公司章程或損害公司利益及股東權益的行為。

（二） 本公司監事會認為本公司的財務管理及相關內部控制制度健全，各項制度均能得到有效執行，財務報告的編製、審核、報送，以及審計師對財務報表的審計等工作均按法律法規及公司各項規定有效開展，公司財務報告的內容全面真實地反映了公司二零一一年度的財務狀況和經營成果，不存在重大遺漏和虛假記載。未發現參與年度報告編製和審計的人員有違反法律法規相關規定的行

監事會報告書
Report of the Supervisory Committee

and there is no material omission of information and false statements. None of the personnel responsible for the preparation and auditing of the Annual Report of the Company was found to be in violation of relevant provisions of laws and regulations. The unqualified opinions on the financial report of the Company for 2011 issued by KPMG Huazhen Certified Public Accountants (the domestic auditor) and KPMG Certified Public Accountants (the international auditor) are objective and fair.

為。境內審計師畢馬威華振會計師事務所以及國際審計師畢馬威會計師事務所對本公司二零一一年財務報告出具的標準無保留意見的審計報告是客觀公正的。

(III) The Supervisory Committee of the Company is of the opinion that the Company has been in compliance with the relevant stipulations of the "Management System of the Proceeds". In accordance with the use of proceeds as stated in the application document relating to the non-public issue of A shares by the Company, the deposit, use and management of proceeds were not found to be in violation of the "Management System of the Proceeds" and the "Administrative Measures for Proceeds of Companies Listed on the Shanghai Stock Exchange".

(三) 本公司監事會認為，公司能夠遵照《募集資金管理制度》的相關規定，按照公司非公開發行A股申請文件中所列的募集資金用途使用募集資金；募集資金的存放、使用、管理未發現違反《募集資金管理制度》及《上海證券交易所上市公司募集資金管理規定》規定的情形。

(IV) The Supervisory Committee of the Company had reviewed all the significant acquisition and disposal of assets by the Company, and was in the opinion that significant acquisition and disposal of assets by the Company had undergone corresponding approval procedures in strict compliance with the requirements of the laws, regulations and the Articles of Association. They were all disclosed strictly in accordance with the listing rules of the jurisdictions in which the Company are listed, and the pricing of those transactions was based on appraised value conducted after an arm's length negotiation. There were no insider dealings and the transactions were conducted in the interests of the shareholders, especially the medium to minority shareholders of the Company.

(四) 本公司監事會對公司的重大收購、出售資產事項進行了核查，認為公司重大資產收購、出售均嚴格按照法律法規和公司章程等的規定履行了相應的審批程序，並嚴格按照上市地上市規則進行對外披露，交易的定價均按照評估價值，經過公平協商釐定，不存在內幕交易情況，符合廣大股東特別是中小股東的利益。

(V) The Supervisory Committee of the Company is of the opinion that, all connected shareholders and connected Directors of the Company had abstained from voting on the related matters in general meetings and meetings of the Board. The connected transactions were conducted at fair market prices without prejudice to the interests of the Company and its medium to minority shareholders.

(五) 本公司監事會認為，在股東大會和董事會審議相關事宜時，關連股東和關連董事均回避表決，關連交易均按公允的市場價格進行，沒有損害公司和中小股東的利益。

By Order of the Supervisory Committee
Pan Fu
Chairman of the Supervisory Committee

Guangzhou, the PRC
29 March 2012

承監事會命
潘福
監事會主席

中國 • 廣州
二零一二年三月二十九日

企業管治報告書
Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

本公司堅信，良好穩固的企業管治架構是確保本公司持續發展和提升股東價值的重要基礎。本公司一直嚴格遵守中國證券監督管理委員會、上海證券交易所、聯交所、紐約證券交易所及美國證券交易委員會的監管規定，並致力達致和保持高水平的企業管治，所採納的企業管治原則，強調優質的董事會向所有利益群體負責，開放溝通和公平披露。

CODE ON CORPORATE GOVERNANCE PRACTICES

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of and complied with the Code throughout the year ended 31 December 2011, and adopted sound governance and disclosure practices accordingly.

Below are the corporate governance practices adopted by the Company.

企業管治常規守則

本公司董事會已審閱本公司之企業管治常規，並且認為截至二零一一年十二月三十一日止整個年度，本公司已採納《常規守則》之原則以及遵守《常規守則》所載之守則條文，並實行完善的管治和披露措施。

以下乃本公司所採納的企業管治措施。

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the articles of association, the rules and procedures of shareholders' general meeting and the rules and procedures of board meeting.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;
2. Setting the policies relating to key business and financial objectives of the Company;
3. Monitoring the performance of the management;
4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;
5. Ensuring a prudent and effective internal control system; and
6. Review of the financial statements and results of the Company.

董事會

董事會代表股東管理本公司事務，並以增進股東價值為宗旨。在董事長的領導下，董事會負責根據公司章程、股東大會議事規則及董事會議事規則，制訂和審批本集團的發展和業務策略與政策、審批年度預算與業務計劃、建議股息方案，確保實施審慎有效的內部監控系統以及監督管理層的表現。

提交董事會議決的主要事項包括：

1. 本集團營運策略方針；
2. 有關本公司主要業務及財務目標的政策制定；
3. 監督管理層的表現；
4. 批准本集團重大收購、投資、出售、資產處置或任何重大資本開支；
5. 確保實施審慎有效的內部監控系統；及
6. 審議本公司財務報表與業績。

企業管治報告書
Corporate Governance Report

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

本公司管理層以總經理為首，負責本集團的日常營運。董事長與總經理各有不同職責，透過職責分工達到本集團董事會與管理層的權力平衡，以確保其獨立性和問責性。董事長領導和監督董事會，確保其以本集團的最大利益為根本。董事長負責決定每次董事會會議的議程，當中須按情況考慮其他董事提議加入議程的事宜。此外，董事長亦負責引領和釐定本公司業務的總體發展目標和方向。總經理則在副總經理的輔助下督導本集團的日常業務營運、政策規劃與實施，並就本集團一切業務對董事會負責。總經理與各副總經理和主要業務部門的行政管理層緊密合作，確保本集團的有效營運和持續發展。總經理須與董事長和所有董事保持聯繫，向其報告所有重大業務發展事宜，並負責建立和維持有效率的行政管理團隊輔助其履行職責。董事長和總經理互相之間沒有任何關係。其他各董事之間也概無任何關係。

During the year ended 31 December 2011, the members of the Board comprise three non-executive Directors, four executive Directors and four independent non-executive Directors. All of the Directors shall hold their offices until the expiry of the terms of the Sixth Session of the Board. The brief biographical details of the Directors are set out on pages 179 to 187 of this Annual Report.

截至二零一一年十二月三十一日，董事會成員包括三位非執行董事、四位執行董事以及四位獨立非執行董事。所有董事之任期均至第六屆董事會任期屆滿時止。每位董事的簡歷載於本年度報告第179頁至第187頁。

企業管治報告書
Corporate Governance Report

The Board held 47 meetings in 2011, all of which were convened in accordance with the articles of association of the Company, and the individual attendance of each Director, on a named basis, is as follows:

董事會在二零一一年度共舉行47次會議，所有該等會議均根據公司章程的規定召開，各董事的具體出席情況如下：

Name of Directors 董事姓名		(No. of meetings) Attended/Eligible to attend 出席次數／可出席次數
Non-Executive directors	**非執行董事**	
Si Xian Min *(Chairman)*	司獻民*（董事長）*	47/47
Li Wen Xin *(Resigned on 8 August 2011)*	李文新*（於二零一一年八月八日辭任）*	33/33
Wang Quan Hua	王全華	47/47
Yuan Xin An *(Appointed on 30 November 2011)*	袁新安*（於二零一一年十一月三十日獲委任）*	7/7
Executive directors	**執行董事**	
Tan Wan Geng *(President)*	譚萬庚*（總經理）*	47/47
Zhang Zi Fang *(Executive Vice President)*	張子芳*（副總經理）*	47/47
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*	徐杰波*（副總經理兼財務總監）*	47/47
Chen Zhen You	陳振友	47/47
Independent non-executive directors ("INED")	**獨立非執行董事**	
Gong Hua Zhang	貢華章	47/47
Lam Kwong Yu *(Resigned on 5 August 2011)*	林光宇*（於二零一一年八月五日辭任）*	33/33
Wei Jin Cai	魏錦才	47/47
Ning Xiang Dong	寧向東	47/47
Liu Chang Le *(Appointed on 30 November 2011)*	劉長樂*（於二零一一年十一月三十日獲委任）*	7/7

The experience and views of our INEDs are held in high regard and serve as an effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Gong Hua Zhang, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual independence confirmation from each INED and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2011, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at Board meetings.

本集團十分重視獨立非執行董事的經驗與意見，並以此作為本集團業務的有效指引。獨立非執行董事以全體股東利益為前提為本集團提供廣泛的專業知識及經驗，對本集團之策略、表現及管理程式之事宜提供獨立判斷。獨立非執行董事佔董事會成員的三分之一。獨立非執行董事貢華章具備上市規則第3.10條所列的適當或會計專業資格或相關財務管理專長。另外，遵照上市規則第3.13條所載獨立性指引的規定，本公司已獲每一位獨立非執行董事發出其獨立性年度確認函。本公司認為，所有獨立非執行董事均為獨立於本公司的人士。此外，他們豐富的業務及財務經驗對本公司順利發展甚為重要。於二零一一年，獨立非執行董事在董事會上就股東及本公司整體而言有關的多項事宜發表了他們的見解及意見。

BOARD COMMITTEES

The Company has put in place an Audit Committee, a Remuneration and Assessment committee, a Nomination Committee and further details of the roles and functions and the composition of each of these committees are set out below:

董事會專門委員會

本公司已成立審計委員會，薪酬與考核委員會及提名委員會。有關該等委員會各自角色、職能及組成的詳情載於下文：

企業管治報告書
Corporate Governance Report

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Gong Hua Zhang, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2011, the Audit Committee is chaired by Gong Hua Zhang with Wei Jin Cai and Ning Xiang Dong as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group's interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviews the Company's internal audit plan, and submits relevant reports and concrete recommendations to the Board on a regular basis.

The Audit Committee held seven meetings in 2011. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

審計委員會

審計委員會由三名獨立非執行董事組成，其中，貢華章擁有相關專業資格或會計財務管理知識，具備對財務報表的理解能力。於二零一一年十二月三十一日，審計委員會由貢華章擔任主席、魏錦才和寧向東擔任委員。審計委員會能夠獲得充裕資源以履行其職務，並可在有需要時尋求獨立專業意見。

本公司審計委員會之職權範圍符合常規守則之條文C.3.3以及本公司須遵守的相關政策和法規。審計委員會的職責範圍包括監督與外界核數師的關係、審閱本集團的中期及年度財務報表、監督遵守法例及上市規定的情況、在其認為必須的情況下審閱法律或其他方面獨立顧問的委聘職責，以及進行調查。此外，審計委員會亦審查本公司內部控制的有效性，其中涉及定期審查公司不同管治結構及業務流程下的內部控制，並考慮各自的潛在風險及迫切程度，以確保本公司業務運作的效率及實現本公司目標及策略。有關審閱及審查的範圍包括財務、經營、合規情況及風險管理。審計委員會亦審閱本公司的內部審計方案，並定期向董事會呈交相關報告及具體建議。

審計委員會於二零一一年度共舉行七次會議，履行了其職責範圍內的所有責任。各審計委員的具體出席情況如下：

Members of the Audit Committee 委員名稱		(No. of meetings) Attended/Eligible to attend 出席次數／應出席次數
Gong Hua Zhang (*Chairman*)	貢華章(*主席*)	7/7
Wei Jin Cai	魏錦才	7/7
Ning Xiang Dong	寧向東	7/7

EXTERNAL AUDITORS

外聘核數師

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

審計委員會已審核本公司核數師的表現、獨立性及客觀性，對結果滿意。

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

審計委員會得出的結論是本公司核數師為本集團進行非審計服務無損其獨立性。

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor, KPMG to the Group in 2010 and 2011:

下表載列本公司外聘核數師畢馬威於二零一零年及二零一一年向本集團提供之主要審計服務及非審計服務類別及收費：

		2011 **RMB Million** **人民幣百萬元**	2010 RMB Million 人民幣百萬元
Audit fees	審計費用	**10**	12
Non-audit fees	非審計費用	**3**	2
Total	合計	**13**	14

REMUNERATION AND ASSESSMENT COMMITTEE

薪酬與考核委員會

As at 31 December 2011, the Remuneration and Assessment Committee comprises three members and chaired by Ning Xiang Dong (INED) together with Wang Quan Hua (non-executive Director) and Gong Hua Zhang (INED) as members.

於二零一一年十二月三十一日，薪酬與考核委員會有三名成員，由獨立非執行董事寧向東擔任主席，另外兩名成員則為非執行董事王全華及獨立非執行董事貢華章。

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company's "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management". In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

薪酬與考核委員會的職責包括就本公司有關其董事及高層管理人員的薪酬政策及架構提供建議，就制定與改進薪酬政策確立正規及具透明度的程序；以及提出本集團《董事薪酬管理制度》以及《高級管理人員薪酬管理制度》。薪酬與考核委員會尤其獲授特定職責，須確保並無董事或其任何關聯人士參與釐定其自身的薪酬。

The Remuneration and Assessment Committee held two meetings in 2011, which was held according to its rules and procedures. The attendance of each member is as follows.

薪酬與考核委員會於二零一一年舉行兩次會議，所有會議均根據其工作細則的規定召開，以下乃各成員之出席情況。

Members of Remuneration and Assessment Committee **薪酬與考核委員會成員**		**(No. of meetings) Attended/Eligible to attend** **出席次數／應出席次數**
Ning Xiang Dong *(Chairman)*	寧向東*（主席）*	2/2
Wang Quan Hua	王全華	2/2
Gong Hua Zhang	貢華章	2/2

企業管治報告書
Corporate Governance Report

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2011.

薪酬與考核委員會在合適時就其他執行董事的薪酬建議諮詢董事長及／或總經理，並獲提供充裕資源以履行其職務。並在需要時索取專業意見。薪酬與考核委員會亦負責評估執行董事之表現及審批執行董事之服務合約條款。薪酬與考核委員會在二零一一年履行了其職責範圍內的所有責任。

NOMINATION COMMITTEE

提名委員會

As at 31 December 2011, the Nomination Committee consists of three members, including Si Xian Min as chairman and Gong Hua Zhang (INED) and Wei Jin Cai (INED) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

於二零一一年十二月三十一日，提名委員會有三名成員，由司獻民出任提名委員會主席，另外兩名成員則為獨立非執行董事貢華章及魏錦才。提名委員會的職責包括根據公司經營活動情況、資產規模和股權結構對董事會的規模和構成向董事會提出建議；研究董事、經理人員的選擇標準和程式，並向董事會提出建議；廣泛搜尋合格的董事和經理人員的人選；對董事候選人和經理人選進行審查並提出建議以及對須提請董事會聘任的其他高級管理人員進行審查並提出建議。

In accordance with relevant laws and regulations as well as the provisions of the articles of association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary.

提名委員會依據相關法律法規和公司章程的規定，結合本公司實際情況，研究公司的董事、經理人員的當選條件、選擇程式和任職期限，形成決議後備案並提交董事會通過，並遵照實施。提名委員會能夠獲提供充裕資源以履行其職務，並在其認為有必要時，可獨立聘請中介機構為其建議提供專業意見。

The Nomination Committee held one meeting in 2011. The Nomination Committee has performed all its obligations under their terms of reference in 2011. The attendance of each member of the Nomination Committee is as follows:

提名委員會於二零一一年舉行了一次會議，提名委員會在二零一一年履行了其職責範圍內的所有責任。以下乃各成員之出席情況。

Members of the Nomination Committee **提名委員會成員**		**(No. of meetings)** **Attended/Eligible to attend** **出席次數／應出席次數**
Si Xian Min *(Chairman)*	司獻民*(主席)*	1/1
Gong Hua Zhang	貢華章	1/1
Wei Jin Cai	魏錦才	1/1

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Directors' interests in the securities of the Company as of 31 December 2011 are disclosed on pages 29 to 45 of the Report of the Directors in this Annual Report. Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2011 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

上市公司董事及監事進行證券交易的標準守則

董事於二零一一年十二月三十一日持有本公司證券權益的情況，在本年度報告第29頁至第45頁的董事會報告中披露。經向所有本公司董事及監事作出特定查詢後，彼等確認董事截至二零一一年十二月三十一日止年度內一直遵守《標準守則》。就董事及監事的證券交易方面，本公司所採納的操守的嚴格性並不亞於《標準守則》。

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditor, KPMG, are set out on pages 56 to 57. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

對財務報表的責任

下文載述董事對財務報表的責任，應與本年度報告中由本集團核數師編制的闡明本集團核數師呈報職責的核數師報告一併閱讀，但兩者應分別獨立理解。

董事負責監督各財政週期賬目的編製，此等賬目應真實及公平地反映本集團於該期間的業務狀況、業績及現金流量。

公司外部核數師，畢馬威會計師事務所的呈報職責載於核數師報告第56頁至57頁。董事認為，在財務報表的編製過程中，本集團貫徹採用了適當的會計政策，並遵守所有相關會計準則。

董事有責任確保本集團保存會計紀錄。該等紀錄必須合理準確地披露本集團的財政狀況，以及可供根據中國法律法規及香港《公司條例》的披露要求和有關會計準則編製財務報表。

INTERNAL CONTROL

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2011.

內部監控

董事會負責本集團的總體內部監控系統及其有效性。董事會已確立既定程序，以確定、評估及管理本集團所面對的重大風險，程序包括當營商環境或規例指引變更時，更新內部監控系統。

董事會已審閱本集團於截至二零一一年十二月三十一日止財政年度本集團的內部監控系統，並對其有效性表示滿意。

獨立核數師報告
Independent Auditor's Report

Independent auditor's report to the shareholders of China Southern Airlines Company Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") set out on pages 58 to 173, which comprise the consolidated and company statements of financial position as at 31 December 2011, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

致中國南方航空股份有限公司股東

(於中華人民共和國註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審計刊於第58至第173頁中國南方航空股份有限公司(「貴公司」)及其子公司(「貴集團」)的合併財務報表,此合併財務報表包括於2011年12月31日的合併資產負債表和資產負債表與截至該日止年度的合併利潤表、合併綜合收益表、合併權益變動表和合併現金流量表,以及主要會計政策概要及其他附註解釋。

董事就合併財務報表須承擔的責任

貴公司的董事須負責根據國際會計準則委員會頒布的國際財務報告準則及香港《公司條例》編製合併財務報表,以令合併財務報表作出真實而公平的反映及落實其認為編製合併財務報表所必要的內部控制,以使合併財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述。

核數師的責任

我們的責任是根據我們的審計對該等合併財務報表發表意見,並僅向全體股東報告。除此以外,我們的報告不可用作其他用途。我們概不就本報告的內容,對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的《香港核數準則》進行審計。該等準則要求我們遵守道德規範,並規劃及執行審計,以合理確定合併財務報表是否不存有任何重大錯誤陳述。

獨立核數師報告
Independent Auditor's Report

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

審計涉及執行程式以獲取有關合併財務報表所載金額及披露資料的審計憑證。所選定的程式取決於核數師的判斷，包括評估由於欺詐或錯誤而導致合併財務報表存在重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製合併財務報表以作出真實而公平的反映相關的內部控制，以設計適當的審計程式，但目的並非對公司內部控制的有效性發表意見。審計亦包括評價董事所採用會計政策的合適性及作出會計估計的合理性，以及評價合併財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

我們相信，我們所獲得的審計憑證能充足和適當地為我們的審計意見提供基礎。

Opinion

意見

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2011 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

我們認為，該等合併財務報表已根據國際財務報告準則真實而公平地反映貴公司和貴集團於2011年12月31日的財務狀況及貴集團截至該日止年度的財務表現及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

29 March 2012

畢馬威會計師事務所
執業會計師

中國香港
香港中環遮打道10號
太子大廈8樓

2012年3月29日

合併利潤表
Consolidated Income Statement

截至2011年12月31日止年度 For the year ended 31 December 2011

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Operating revenue	經營收入			
Traffic revenue	運輸收入	4	**87,252**	74,140
Other operating revenue	其他經營收入	5	**3,143**	2,355
Total operating revenue	經營收入總額		**90,395**	76,495
Operating expenses	營運開支			
Flight operations	航班營運開支	6	**48,344**	38,593
Maintenance	維修開支	7	**7,531**	5,586
Aircraft and traffic servicing	飛機及運輸服務開支	8	**12,337**	10,968
Promotion and sales	宣傳及銷售開支	9	**6,568**	5,555
General and administrative	行政及管理開支	10	**2,807**	2,266
Impairment on property, plant and equipment	物業、廠房及設備減值	21(j)	**584**	212
Depreciation and amortisation	折舊及攤銷	11	**7,689**	7,065
Others	其他		**1,203**	444
Total operating expenses	營運開支總額		**87,063**	70,689
Other net income	其他收入淨額	13	**1,021**	476
Operating profit	經營利潤		**4,353**	6,282
Interest income	利息收入		**179**	93
Interest expense	利息支出	14	**(1,067)**	(1,265)
Share of associates' results	應佔聯營公司業績	24	**456**	56
Share of jointly controlled entities' results	應佔合營公司業績	25	**125**	112
Gain/(loss) on derivative financial instruments, net	衍生金融工具收益／（虧損），淨額		**1**	(30)
Exchange gain, net	匯兌收益，淨額		**2,755**	1,746
Interest income on wealth management products	理財產品利息收入	32	**128**	–
Gain on sale of a jointly controlled entity classified as held for sale, net	出售持有待售合營公司投資收益，淨額		**–**	1,078
Gain on deemed disposal of a subsidiary	視同出售子公司權益收益		**–**	17
Profit before taxation	税前利潤		**6,930**	8,089
Income tax	所得税費用	16	**(840)**	(1,677)
Profit for the year	本年利潤		**6,090**	6,412
Attributable to:	以下人士應佔：			
Equity shareholders of the Company	本公司股東	17	**5,110**	5,792
Non-controlling interests	非控股權益		**980**	620
Profit for the year	本年利潤		**6,090**	6,412
Earnings per share	每股利潤	20		
Basic and diluted	基本及攤薄		**RMB0.52**	RMB0.70

The notes on pages 68 to 173 form part of these financial statements.

第68頁至173頁所載的附註為本財務報表的組成部分。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併綜合收益表
Consolidated Statement of Comprehensive Income

截至2011年12月31日止年度 For the year ended 31 December 2011

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Profit for the year	本年利潤		**6,090**	6,412
Other comprehensive income for the year (after tax and reclassification adjustments):	本年其他綜合收益(所得稅及重分類調整後):	18		
Available-for-sale securities: net movement in the fair value reserve	可供出售金融資產之公允價值儲備變動		**(12)**	(15)
Total comprehensive income for the year	本年綜合收益總額		**6,078**	6,397
Attributable to:	以下人士應佔:			
Equity shareholders of the Company	本公司股東		**5,100**	5,786
Non-controlling interests	非控股權益		**978**	611
Total comprehensive income for the year	本年綜合收益總額		**6,078**	6,397

The notes on pages 68 to 173 form part of these financial statements.

第68頁至173頁所載的附註為本財務報表的組成部分。

合併資產負債表
Consolidated Statement of Financial Position

於2011年12月31日 At 31 December 2011

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

		Note 附註	31 December 2011 RMB million 人民幣百萬元	31 December 2010 RMB million 人民幣百萬元
Non-current assets	**非流動資產**			
Property, plant and equipment, net	物業、廠房及設備，淨額	21	**87,711**	80,214
Construction in progress	在建工程	22	**15,940**	10,069
Lease prepayments	預付租賃款		**1,932**	1,743
Interest in associates	於聯營公司權益	24	**746**	309
Interest in jointly controlled entities	於合營公司權益	25	**985**	863
Other investments in equity securities	其他股權投資	26	**166**	166
Lease deposits	設備租賃訂金		**583**	544
Available-for-sale equity securities	可供出售金融資產	27	**64**	80
Deferred tax assets	遞延所得稅資產	28	**1,300**	962
Other assets	其他資產	29	**500**	526
			109,927	95,476
Current assets	**流動資產**			
Inventories	存貨	30	**1,618**	1,355
Trade receivables	應收賬款	31	**2,147**	1,992
Other receivables	其他應收款項	32	**4,988**	1,394
Prepaid expenses and other current assets	預付費用及其他流動資產		**630**	576
Amounts due from related companies	應收關聯公司款項	39	**167**	138
Pledged bank deposits	質押銀行存款	35(g)	**72**	–
Cash and cash equivalents	現金及現金等價物	33	**9,863**	10,404
			19,485	15,859
Current liabilities	**流動負債**			
Financial liabilities	金融負債	34	**–**	13
Bank and other loans	銀行及其他貸款	35	**18,789**	9,324
Obligations under finance leases	融資性租賃負債	36	**1,784**	1,654
Trade payables	應付賬款	37	**2,847**	1,806
Sales in advance of carriage	票證結算		**5,299**	3,604
Deferred revenue	遞延收入	38	**907**	524
Current taxation	應付所得稅		**871**	1,985
Amounts due to related companies	應付關聯公司款項	39	**122**	317
Accrued expenses	預提費用	40	**9,480**	9,330
Other liabilities	其他負債	41	**4,314**	3,768
			44,413	32,325
Net current liabilities	淨流動負債	51	**(24,928)**	(16,466)
Total assets less current liabilities	總資產減流動負債		**84,999**	79,010

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併資產負債表
Consolidated Statement of Financial Position

於2011年12月31日 At 31 December 2011

		Note 附註	31 December 2011 RMB million 人民幣百萬元	31 December 2010 RMB million 人民幣百萬元
Non-current liabilities and deferred items	**非流動負債及遞延項目**			
Bank and other loans	銀行及其他貸款	35	**29,037**	31,876
Obligations under finance leases	融資性租賃負債	36	**14,053**	12,776
Deferred revenue	遞延收入	38	**1,178**	824
Provision for major overhauls	大修準備	42	**1,178**	1,173
Provision for early retirement benefits	提早退休福利準備	43	**89**	118
Deferred benefits and gains	遞延收益	44	**1,058**	1,015
Deferred tax liabilities	遞延所得税負債	28	**629**	912
			47,222	48,694
Net assets	**淨資產**		**37,777**	30,316
Capital and reserves	**股本及儲備**			
Share capital	股本	45	**9,818**	9,818
Reserves	儲備	46	**22,357**	16,999
Total equity attributable to equity shareholders of the Company	**本公司股東應佔權益**		**32,175**	26,817
Non-controlling interests	**非控股權益**		**5,602**	3,499
Total equity	**權益合計**		**37,777**	30,316

Approved and authorised for issue by the board of directors on 29 March 2012.

經由董事會於2012年3月29日批准及授權刊發。

Si Xian Min **司獻民** *Director* *董事*	**Tan Wan Geng** **譚萬庚** *Director* *董事*	**Xu Jie Bo** **徐杰波** *Director* *董事*

The notes on pages 68 to 173 form part of these financial statements.

第68頁至173頁所載的附註為本財務報表的組成部分。

資產負債表
Statement of Financial Position

於2011年12月31日 At 31 December 2011

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

		Note 附註	31 December 2011 RMB million 人民幣百萬元	31 December 2010 RMB million 人民幣百萬元
Non-current assets	**非流動資產**			
Property, plant and equipment, net	物業、廠房及設備，淨額	21	**72,048**	66,064
Construction in progress	在建工程	22	**11,665**	8,606
Lease prepayments	預付租賃款		**1,494**	1,527
Investments in subsidiaries	於子公司權益	23	**2,191**	2,131
Interest in associates	於聯營公司權益	24	**329**	146
Interest in jointly controlled entities	於合營公司權益	25	**483**	483
Other investments in equity securities	其他股權投資	26	**100**	100
Lease deposits	設備租賃訂金		**518**	476
Available-for-sale equity securities	可供出售金融資產	27	**21**	33
Deferred tax assets	遞延所得稅資產	28	**1,251**	911
Other assets	其他資產	29	**447**	471
			90,547	80,948
Current assets	**流動資產**			
Inventories	存貨	30	**1,272**	1,063
Trade receivables	應收賬款	31	**1,859**	1,696
Other receivables	其他應收款項		**1,120**	1,260
Prepaid expenses and other current assets	預付費用及其他流動資產		**433**	425
Amounts due from subsidiaries and other related companies	應收子公司及其他關聯公司款項	39	**280**	172
Cash and cash equivalents	現金及現金等價物	33	**6,202**	7,336
			11,166	11,952
Current liabilities	**流動負債**			
Financial liabilities	金融負債	34	**–**	13
Bank and other loans	銀行及其他貸款	35	**14,459**	8,429
Obligations under finance leases	融資性租賃負債	36	**1,739**	1,608
Trade payables	應付賬款	37	**2,194**	1,188
Sales in advance of carriage	票證結算		**4,694**	3,248
Deferred revenue	遞延收入	38	**811**	471
Current taxation	應付所得稅		**298**	1,713
Amounts due to subsidiaries and other related companies	應付子公司及其他關聯公司款項	39	**1,379**	1,453
Accrued expenses	預提費用	40	**6,785**	7,388
Other liabilities	其他負債	41	**3,599**	3,259
			35,958	28,770
Net current liabilities	淨流動負債		**(24,792)**	(16,818)
Total assets less current liabilities	總資產減流動負債		**65,755**	64,130

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

資產負債表
Statement of Financial Position

於2011年12月31日 At 31 December 2011

		Note 附註	31 December 2011 RMB million 人民幣百萬元	31 December 2010 RMB million 人民幣百萬元
Non-current liabilities and deferred items	**非流動負債及遞延項目**			
Bank and other loans	銀行及其他貸款	35	**22,483**	26,251
Obligations under finance leases	融資性租賃負債	36	**13,242**	11,877
Deferred revenue	遞延收入	38	**1,074**	752
Provision for major overhauls	大修準備	42	**893**	913
Provision for early retirement benefits	提早退休福利準備	43	**86**	115
Deferred benefits and gains	遞延收益	44	**986**	968
			38,764	40,876
Net assets	**淨資產**		**26,991**	23,254
Capital and reserves	**股本及儲備**			
Share capital	股本	45	**9,818**	9,818
Reserves	儲備	46	**17,173**	13,436
Total equity	**權益合計**		**26,991**	23,254

Approved and authorised for issue by the board of directors on 29 March 2012.

經由董事會於2012年3月29日批准及授權刊發。

Si Xian Min
司獻民
Director
董事

Tan Wan Geng
譚萬庚
Director
董事

Xu Jie Bo
徐杰波
Director
董事

The notes on pages 68 to 173 form part of these financial statements.

第68頁至173頁所載的附註為本財務報表的組成部分。

合併權益變動表
Consolidated Statement of Changes in Equity

截至2011年12月31日止年度 For the year ended 31 December 2011

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

		Attributable to equity shareholders of the Company 本公司股東應佔權益							
		Share capital 股本 RMB million 人民幣百萬元	Share premium 股本溢價 RMB million 人民幣百萬元	Fair value reserves 公允價值儲備 RMB million 人民幣百萬元	Other reserves 其他儲備 RMB million 人民幣百萬元 (Note (a)) (附註(a))	(Accumulated losses)/ retained profits (累積虧損)／留存利潤 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元	Non-controlling interests 非控股權益 RMB million 人民幣百萬元	Total equity 權益合計 RMB million 人民幣百萬元
Balance at 1 January 2010	**於2010年1月1日**								
– as previously reported	－如以往所呈報	8,003	4,676	37	754	(3,119)	10,351	2,911	13,262
– adjustment for the changes in accounting policy (Note 3)	－會計政策變更調整（附註3）	–	445	–	–	(339)	106	–	106
Balance at 1 January 2010 (as adjusted)	**於2010年1月1日（經調整）**	8,003	5,121	37	754	(3,458)	10,457	2,911	13,368
Changes in equity for 2010:	**2010年權益變動：**								
Profit for the year	本年利潤	–	–	–	–	5,792	5,792	620	6,412
Other comprehensive income	其他綜合收益	–	–	(6)	–	–	(6)	(9)	(15)
Total comprehensive income	綜合收益總額	–	–	(6)	–	5,792	5,786	611	6,397
Issuance of shares (Note 45(a))	股票增發（附註45(a)）	1,815	8,757	–	–	–	10,572	–	10,572
Decrease in non-controlling interest as a result of loss of control of a subsidiary	喪失對子公司控制權而減少的非控股權益	–	–	–	–	–	–	(2)	(2)
Distributions to non-controlling interests	分派予非控股權益的股息	–	–	–	–	–	–	(6)	(6)
Acquisition of equity interest of a subsidiary from a non-controlling interest	從非控股權益收購一子公司的剩餘股權權益	–	–	–	–	–	–	(15)	(15)
Government contributions	政府資本性投入	–	–	–	2	–	2	–	2
Balance at 31 December 2010 and 1 January 2011	**於2010年12月31日及2011年1月1日**	**9,818**	**13,878**	**31**	**756**	**2,334**	**26,817**	**3,499**	**30,316**
Changes in equity for 2011:	**2011年權益變動：**								
Profit for the year	本年利潤	**–**	**–**	**–**	**–**	**5,110**	**5,110**	**980**	**6,090**
Other comprehensive income	其他綜合收益	**–**	**–**	**(10)**	**–**	**–**	**(10)**	**(2)**	**(12)**
Total comprehensive income	綜合收益總額	**–**	**–**	**(10)**	**–**	**5,110**	**5,100**	**978**	**6,078**
Appropriations to reserves	提取法定盈餘公積	**–**	**–**	**–**	**321**	**(321)**	**–**	**–**	**–**
Distributions to non-controlling interests	分派予非控股權益的股息	**–**	**–**	**–**	**–**	**–**	**–**	**(122)**	**(122)**
Capital injection into a subsidiary by a third party (Note (b))	第三方向一子公司注資影響（附註(b)）	**–**	**253**	**–**	**–**	**–**	**253**	**1,207**	**1,460**
Capital injection from a non-controlling interest of a subsidiary (Note 23)	子公司非控股權益注資（附註(23)）	**–**	**–**	**–**	**–**	**–**	**–**	**40**	**40**
Share of an associate's reserves movement	享有聯營公司儲備變動	**–**	**–**	**–**	**5**	**–**	**5**	**–**	**5**
Balance at 31 December 2011	**於2011年12月31日**	**9,818**	**14,131**	**21**	**1,082**	**7,123**	**32,175**	**5,602**	**37,777**

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併權益變動表
Consolidated Statement of Changes in Equity

截至2011年12月31日止年度 For the year ended 31 December 2011

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 46.

Note (b): On 20 December 2010, the Company, Xiamen Jianfa Group Co., Ltd., a non-controlling interest of Xiamen Airlines Company Limited ("Xiamen Airlines"), and Hebei Aviation Investment Group Corporation Limited ("Hebei Investment") entered into an agreement. Pursuant to the agreement, Hebei Investment agreed to inject cash of RMB1,460 million into Xiamen Airlines for 15% equity interests in Xiamen Airlines. In March 2011, the capital injection was received in full and the Company's equity interest in Xiamen Airlines was diluted from 60% to 51%. Xiamen Airlines remains a subsidiary of the Company.

The notes on pages 68 to 173 form part of these financial statements.

附註(a)：其他儲備為法定盈餘公積金、任意盈餘公積金及其他。詳見附註46。

附註(b)：於二零一零年十二月二十日，本公司與廈門航空有限公司(「廈門航空」)的非控股股東廈門建發集團有限公司、河北航空投資集團有限公司(「河北航投」)達成協議。根據該協議，河北航投同意以貨幣形式對廈門航空出資人民幣14.6億元，以取得廈門航空15%的權益。於二零一一年三月，廈門航空已收到河北航投全部投資款，至此，本公司對廈門航空的持股比例從注資前的60%減至51%。廈門航空仍然是本公司的子公司。

第68頁至173頁所載的附註為本財務報表的組成部分。

合併現金流量表
Consolidated Cash Flow Statement

截至2011年12月31日止年度 For the year ended 31 December 2011

（按照國際財務報告準則編製）
(Prepared in accordance with International Financial Reporting Standards)
（以人民幣為單位）
(Expressed in Renminbi)

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Operating activities	**經營活動**			
Cash generated from operating activities	經營業務現金流入	33(b)	**16,187**	13,024
Interest received	已收利息		**176**	84
Interest paid	已付利息		**(1,235)**	(1,473)
Income tax paid	已付所得稅		**(2,571)**	(193)
Net cash from operating activities	**經營活動的現金流入淨額**		**12,557**	11,442
Investing activities	**投資活動**			
Proceeds from disposal of property, plant and equipment and lease prepayments	出售物業、廠房及設備及租賃預付款所得的款項		**1,531**	364
Proceeds from sale of a jointly controlled entity	出售一合營公司所得的款項		**–**	1,607
Net cash settlement of derivative financial instruments	衍生金融工具的現金結算淨額		**(12)**	(61)
Dividends received from associates	收到聯營公司股息		**53**	–
Dividends received from a jointly controlled entity	收到合營公司股息		**3**	10
Dividends received from other investments	收到其他投資股息	26/27	**10**	13
Loans repaid by an associate	收到聯營公司投資款返還		**4**	4
Payment for lease deposits	設備租賃訂金的付款		**(78)**	(16)
Payment for purchase of available-for-sale equity securities	認購可供出售金融資產		**–**	(5)
Payment for wealth management products	認購理財產品		**(28,650)**	–
Refund of lease deposits	設備租賃訂金的退款		**12**	19
Refund of wealth management products	到期收回理財產品認購款		**25,150**	–
Capital expenditures	資本性開支		**(20,038)**	(13,469)
Capital injection in an associate	對聯營公司投資款	24	**(37)**	–
Interest received on wealth management products	收到理財產品利息收入		**95**	–
Acquisition of non-controlling interest in a subsidiary	從非控股權益收購一子公司的剩餘股權權益		**–**	(15)
Deemed disposal of a subsidiary	視同出售子公司		**–**	(19)
Net cash used in investing activities	**投資活動的現金流出淨額**		**(21,957)**	(11,568)

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

合併現金流量表
Consolidated Cash Flow Statement

截至2011年12月31日止年度 For the year ended 31 December 2011

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Financing activities	**融資活動**			
Proceeds from issue of shares	股票增發所得的款項	45(a)	**–**	10,572
Proceeds from bank and other loans	銀行及其他貸款所得的款項		**19,395**	22,100
Repayment of bank and other loans	償還銀行及其他貸款		**(10,141)**	(24,976)
Repayment of principal under finance lease obligations	償還融資性租賃負債的本金		**(1,702)**	(1,505)
Capital contribution received from government	政府資本性投入的款項		**–**	2
Capital injections by non-controlling interests in subsidiaries	子公司非控股權益的注資影響		**1,500**	–
Dividends paid to non-controlling interests	支付非控股權益的股息		**(121)**	(6)
Increase in pledged bank deposits	質押銀行存款的增加	35(g)	**(72)**	–
Net cash from financing activities	**融資活動的現金流入淨額**		**8,859**	6,187
Net (decrease)/increase in cash and cash equivalents	**現金及現金等價物淨(減少)/增加額**		**(541)**	6,061
Cash and cash equivalents at 1 January	**於1月1日的現金及現金等價物結餘**		**10,404**	4,343
Cash and cash equivalents at 31 December	**於12月31日的現金及現金等價物結餘**		**9,863**	10,404

The notes on pages 68 to 173 form part of these financial statements.

第68頁至173頁所載的附註為本財務報表的組成部分。

財務報表附註
Notes to the Financial Statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

1 Basis of presentation

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holdings Ltd. ("Nan Lung"), a wholly-owned subsidiary of CSAHC, respectively.

On 29 October 2010, the Company issued 123,900,000 A shares and 1,377,600,000 A shares to CSAHC and certain third party investors, respectively. On 1 November 2010, the Company issued 312,500,000 H shares to Nan Lung.

1 呈列基準

中國南方航空股份有限公司(「本公司」)及其子公司(「本集團」)主要從事提供國內、港澳臺地區及國際客運、貨運及郵運服務。

作為本公司的控股股東中國南方航空集團公司(「南航集團」)重組的一部分，本公司於1995年3月25日在中華人民共和國(「中國」)成立為一間股份有限公司。南航集團是受中國中央政府監管的國有企業。

從1997年7月份起，本公司的H股及美國預託證券(「ADR」)(每張美國預託證券代表50股H股)分別在香港聯合交易所有限公司和紐約證券交易所掛牌。本公司於2003年7月發行1,000,000,000股A股，並在上海證券交易所掛牌上市。

本公司於2008年8月實施2007年度股本溢價轉增股本方案，共發行2,187,089,000股。

本公司於2009年8月20日及2009年8月21日分別向南航集團及南航集團的全資子公司南龍控股有限公司(「南龍」)非公開發行721,150,000股A股及721,150,000股H股。

本公司於2010年10月29日分別向南航集團及其他若干第三方投資者非公開發行123,900,000股A股及1,377,600,000股A股。本公司於2010年11月1日向南龍非公開發行312,500,000股H股。

2 Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group and the Company. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

2 主要會計政策

(a) 合規聲明

本財務報表是按照國際會計準則委員會頒布的所有適用的國際財務報告準則編製。國際財務報告準則包括了所有適用的個別《國際財務報告準則》、《國際會計準則》及詮釋。本財務報表亦符合香港《公司條例》和《香港聯合交易所有限公司證券上市規則》的適用披露條文。

國際會計准則委員會已頒布數項國際財務報告准則的修訂及一項新詮釋，並於本集團及本公司的本會計期間首次生效。附註3列示了本會計期間因採納首次生效的新訂及經修訂之國際財務報告準則及詮釋而產生的會計政策變更及對本財務報表的本年度及以前會計年度的影響。

(Expressed in Renminbi)

2 Significant accounting policies (continued)

(b) Basis of preparation of the financial statements

At 31 December 2011, the Group's current liabilities exceeded its current assets by RMB24,928 million, which includes bank and other loans repayable within one year of RMB18,789 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfill the Group's short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 51(a).

The consolidated financial statements for the year ended 31 December 2011 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

– Derivative financial instruments (Note 2(g)); and

– Available-for-sale equity securities (Note 2(f)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 57.

2 主要會計政策(續)

(b) 財務報表編製基準

於2011年12月31日，本集團的淨流動負債為人民幣249.28億元，其中包括一年內到期的銀行及其他貸款人民幣187.89億元。在編製財務報表時，董事已考慮本集團的流動資金來源，並認為本集團有充足的資金以應付短期負債及資本性開支需要。因此，財務報表是以本集團將可以持續經營的基礎編製。詳情參閱附註51(a)。

截至2011年12月31日止年度的合併財務報表包括本公司及其子公司的財務報表及本集團於聯營公司及合營公司的權益。

除了以下在會計政策中說明的按公允價值列賬的資產及負債外，本財務報表是根據歷史成本基準而編製：

– 衍生金融工具(附註2(g))；及

– 可供出售金融資產(附註2(f))。

管理層需在編製符合國際財務報告準則的財務報表時作出判斷、估計和假設。這些判斷、估計和假設會影響會計政策的應用及資產、負債和收入與支出的呈報數額。管理層的估計和假設是根據以往歷史經驗和各種按情況被認為合理的因素，在沒有其他直接的資料來源下，作為判斷資產和負債的賬面價值的基礎。因此，實際結果可能有別於這些估計。

本集團持續對估計及相關假設進行評估。會計估計如果只影響當期，則有關影響在會計估計變更的當期確認。如果會計估計變更影響當期和以後期間，則有關影響在當期和以後期間確認。

管理層在應用國際財務報告準則時作出對財務報表構成重大影響的判斷，以及有關判斷不確定因素的討論，已於附註57披露。

2 Significant accounting policies (continued)

(c) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group measures non-controlling interests at their proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with Notes 2(o) or (p) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

2 主要會計政策(續)

(c) 子公司及非控股權益

子公司是指由本集團控制的企業。當本集團有權支配企業的財務及經營政策,並藉此從其活動中取得利益,則這些企業將被視為受到本公司控制。在評估本公司是否擁有控制權時,也會考慮潛在的可行使投票權。

由控制開始當日至控制停止當日,於子公司的投資會被包含在合併財務報表內。集團內部往來的結餘與交易,以及集團內部交易所產生的任何未實現利潤,會在編製合併財務報表時全數抵銷。集團內部交易所產生的未實現虧損的抵銷方法與未實現利潤相同,但抵銷額只限於沒有證據顯示資產已出現減值的部分。

非控股權益指非本公司直接或間接應佔的子公司的權益,而且本集團並沒有同意與這些權益的持有人訂立任何附加條款,以致本集團在整體上對這些權益存在符合金融負債定義的契約責任。就每項企業合併,本集團以子公司的可識別資產淨值的相應份額計量非控股權益。

非控股權益與本公司股東應佔權益在合併資產負債表的權益項目中分開列示。本集團業績內的非控股權益作為年內本公司非控股權益與股東在利潤或虧損總額及綜合收益總額間的分配,並分別在合併利潤表及合併綜合收益表中列示。應付非控股權益持有人的貸款及其他契約責任會根據附註2(o)或(p)(視負債的性質而定)列示為金融負債。

本集團於子公司的權益變更,如不構成失去控制權,這些變更會被視為權益交易,於合併權益的控股權益及非控股權益將會被調整,以反映其權益轉變,但不會調整商譽及確認損益。

2 Significant accounting policies (continued)

(c) Subsidiaries and non-controlling interests (continued)

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (Note 2(d)).

In the Company's statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and (l)). The Group's share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

2 主要會計政策(續)

(c) 子公司及非控股權益(續)

如本集團失去子公司控制權,該權益變更會被視為出售該子公司,其損益將會計入利潤表。於失去子公司控制權當日,如仍然持有該子公司部份權益,該部份權益將會以公允價值確認,而該金額將被視為金融資產(附註2(f))初始確認的公允價值,或於聯營公司或合營公司(附註2(d))的投資成本(如適用)。

在本公司資產負債表中,對子公司投資以成本減去減值虧損(附註2(l))列示。

(d) 聯營公司及合營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力(不是控制或共同控制)的企業,其中包括參與財務及經營決策。

合營公司是指本集團或本公司與其他方根據合約安排經營的企業,而合同安排規定本集團或本公司與一個或多個其他方共同擁有控制該企業經濟活動的權利。

聯營公司或合營公司投資按權益法計入合併財務報表且最初以成本確認,經調整於收購日期本集團應佔被投資公司可辨識淨資產公允價值超出投資成本(如有)的部份。其後,根據收購後的本集團應佔被投資公司淨資產的變化及投資的任何減值虧損對投資進行調整(附註2(e)及(l))。本集團本年度應佔被投資公司的收購後稅後業績,調整收購日公允價值超出成本的部分及本年度確認的任何減值虧損後於合併利潤表確認,而本集團應佔被投資公司收購後的稅後其他綜合收益則於合併綜合收益表確認。

2 Significant accounting policies (continued)

(d) Associates and jointly controlled entities (continued)

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in income statement.

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in income statement. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate (Note 2(d)).

In the Company's statement of financial position, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)).

(e) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the Group's interest in the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

2 主要會計政策（續）

(d) 聯營公司及合營公司（續）

當本集團對聯營公司或合營公司虧損的承擔額超出本集團於聯營公司或合營公司權益時，本集團的權益將會減至零，並且不再確認其他虧損。除非本集團須向聯營公司或合營公司承擔法定或推定義務，或代聯營公司及合營公司付款。在這意義上，本集團於聯營公司或合營公司權益包括按權益法計算的投資額賬面金額和長期利益，而該長期利益實質上是本集團於聯營公司或合營公司淨投資的一部分。

除非未實現虧損提供證據顯示轉移的資產已出現減值，本集團與聯營公司或合營公司之間交易所產生的未實現利潤和虧損，均按本集團於聯營公司或合營公司所佔的權益比率抵銷。未實現的虧損顯示轉移的資產出現減值的情況下，減值虧損將即時在利潤表中確認。

如果本集團對聯營公司不再有重大影響，或對合營公司不再擁有共同控制權，應視同處置於被投資公司所佔的權益，相關損益於利潤表確認。任何本集團所保留的於被投資公司的剩餘權益按重大影響或共同控制權喪失當日的公允價值確認，該值為金融資產初始確認的公允價值（附註2(f)），或為於聯營公司的初始投資成本（附註2(d)）。

在本公司資產負債表中，於聯營公司及合營公司投資，以成本減去減值虧損（附註2(l)）列示。

(e) 商譽

商譽代表以下(i)超過(ii)的金額：

(i) 所支付對價的公允價值、非控股權益所佔被收購方的權益及本集團此前於被收購方所持有的權益的公允價值之和；

(ii) 在收購日本集團所享有的被收購方的可辨認淨資產的公允價值。

2 Significant accounting policies (continued)

(e) Goodwill (continued)

When (ii) is greater than (i), then this excess is recognised immediately in income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)).

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each financial year the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognised in income statement in accordance with the policy set out in Note 2(v)(iv). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities mainly represent unlisted equity securities of companies established in the PRC, these securities do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognised in the statement of financial position at cost less impairment losses (Note 2(l)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

2 主要會計政策(續)

(e) 商譽(續)

當(ii)大於(i),此差額應立即在利潤表中確認為議價收購收益。

商譽是以成本減去累計減值虧損後列示。企業合併產生的商譽將分配至預計能夠從企業合併的協同效應中受益的現金產出單元或現金產出單元組,並每年進行減值測試(附註2(l))。

(f) 其他股權投資

本集團及本公司有關股權投資(子公司、聯營公司及合營公司投資除外)的政策如下:

股權投資最初以其交易價格作為公允價值計量,除非採用所有參數基於可觀察市場數據的估值技術計算的公允價值更具有可靠性。除以下另外列明外,成本包括可歸屬交易費用。這些投資經初始確認後,將根據下述分類於財務報表列示:

可供出售金融資產是被指定為可供出售的非衍生金融資產。本集團在報告期末對其公允價值重新計量,公允價值變動形成的收益或損失,直接計入股東權益中的公允價值儲備。從該投資獲得的股息收入根據附註2(v)(iv)列明的會計政策在利潤表中確認。當該金融資產終止確認或發生減值虧損(附註2(l))時,以前年度計入股東權益的收益或損失將轉出並計入當期損益。

本集團其他股權投資主要是指持有的在中國成立的非上市公司的股權證券,這些證券沒有活躍市場報價資料,而且不可能對其公允價值作出合理估計。因此,他們是以成本減去減值虧損(附註2(l))在資產負債表確認。

本集團會在承諾購入/出售投資或投資到期當日確認/終止確認有關的投資。

2 Significant accounting policies (continued)

(g) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At the end of each financial year the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in income statement.

(h) Property, plant and equipment

(i) Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(iii).

(ii) Other property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

2 主要會計政策(續)

(g) 衍生金融工具

衍生金融工具以公允價值初始確認。公允價值在每個報告期末重新計算。重新計算公允價值產生的收益或虧損即時在利潤表確認。

(h) 物業、廠房及設備

(i) 投資性房地產

投資性房地產是指為賺取租金收入或／和資本增值而自置或以租賃形式(附註2(j))持有的土地或／和建築物。

投資性房地產以成本入賬，減去累計折舊及減值虧損(附註2(l))。折舊是根據投資性房地產的預計使用年限，在扣除估計淨殘值後以直線法計提，並沖銷其成本。投資性房地產的租金收入根據附註2(v)(iii)的會計政策核算。

(ii) 其他物業、廠房及設備

物業、廠房及設備項目以成本減去累計折舊及減值虧損列示(附註2(l))。

自建物業、廠房及設備項目的成本包括材料成本、人工成本、拆卸和搬移項目及回復該地方原來面貌的費用(如適用)的初步估計金額，以及適當比例的生產間接費用和借貸成本(附註2(y))。

報廢或處置物業、廠房及設備項目的收益或虧損，是以資產的處置所得淨額與賬面金額之間的差額確定，並在報廢或處置日計入利潤表。

(Expressed in Renminbi)

2 Significant accounting policies (continued)

(h) Property, plant and equipment (continued)

(ii) Other property, plant and equipment (continued)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

2 主要會計政策(續)

(h) 物業、廠房及設備(續)

(ii) 其他物業、廠房及設備(續)

折舊是根據物業、廠房及設備項目的預計使用年限,在扣除預計殘值後(如有),以直線法計提並沖銷其成本,詳情如下:

建築物	30至35年
自置及以租賃持有的飛機	15至20年
其他飛行設備	
一飛機發動機	15至20年
一其他(包括周轉件)	3至15年
機器設備	4至10年
汽車	6至8年

如果物業、廠房及設備項目的組成部分有不同的使用年限,其折舊會按其成本以合理的基準獨立計算。本集團每年對每項資產的使用年限及殘值(如有)進行復核。

(i) 在建工程

在建工程是指辦公大樓、多項興建中的基建項目和有待安裝的設備,以成本減去減值虧損(附註2(l))列示。即使由中國相關部門所簽發的權屬證明書有任何延誤,當資產實質上達到預計可使用狀態時,相關成本便會停止資本化,而在建工程則會轉入物業、廠房及設備。

在建工程不計提折舊。

(j) 租賃資產

如果本集團把一項安排(包括一項交易或一系列交易)確定為在一段商定期間轉讓一項或一些特定資產的使用權,以換取一筆或多筆付款,則這項安排包含租賃。該確定是以對有關安排的實質作為評估基準,而不管這項安排是否涉及租賃的法律形式。

2 Significant accounting policies (continued)

(j) Leased assets (continued)

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h)(ii). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

2 主要會計政策（續）

(j) 租賃資產（續）

(i) 本集團租賃資產的分類

對於本集團以租賃持有的資產，如果租賃使與資產所有權有關的所有風險和報酬實質上轉移至本集團，有關的資產便會劃歸為以融資租賃持有；如果租賃不會使與資產所有權有關的所有風險和報酬實質上轉移至本集團，則劃歸為經營租賃；但以經營租賃持作自用的土地，如果無法在租賃開始時將其公允價值與建於其上的建築物的公允價值分開計算的，按融資租賃持有方式入賬；除非建於其上的建築物同樣明確地為經營租賃持有，相應的土地才劃歸為經營租賃。就此而言，租賃的開始時間是指本集團首次訂立租賃或自前承租人接收租賃資產的時間。

(ii) 以融資租賃購入的資產

本集團融資租入資產按租賃資產公允價值與最低租賃付款額現值兩者中較低者作為租入資產的入賬價值，並計入物業、廠房及設備，而扣除融資費用後的相應負債則列為融資性租賃負債。折舊是在相關的租賃期或租賃資產預計使用年限（如本公司或本集團很可能取得資產的所有權）內，按相應的比率計提並沖銷其成本或重估值；有關的資產預計使用年限載列於附註2(h)(ii)。減值虧損按照附註2(l)所列的會計政策入賬。租賃付款內含的融資費用會計入租賃期內的損益，並使每個會計期間的融資費用佔剩餘應付租賃款的比率大致相同。或有租金在發生的當期計入利潤表。

(iii) 經營租賃費用

本集團經營租入資產的租金費用在租賃期內以等額計入利潤表，除非有其他基準能更清楚地反映租賃資產所產生的收益模式。經營租賃協議所涉及的激勵措施均在利潤表中確認為租賃淨付款總額的組成部分。或有租金在發生的當期計入利潤表。

2 Significant accounting policies (continued)

(j) Leased assets (continued)

(iii) *Operating lease charges (continued)*

The cost of land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv) *Sale and leaseback transactions*

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is at or below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(k) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l) Impairment of assets

(i) *Impairment of investments in equity securities and other receivables*

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each financial year to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

– significant financial difficulty of the debtor;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

2 主要會計政策(續)

(j) 租賃資產(續)

(iii) *經營租賃費用(續)*

以經營租賃持有土地的取得成本按相關租賃期(介於30至70年)以直線法進行攤銷。

(iv) *售後回租交易*

出售後以融資性租賃回租交易中所產生的收益或虧損，會遞延入賬並按相關租賃期攤銷。

其他飛機售後回租交易為經營性租賃的，如果是以公允價值達成，則其收益或虧損即時確認。當交易價格等於或低於公允價值時立即確認損益。但如果該損失是由未來期間低於市場價格的租金而補償，該損失將會遞延入賬，並按這些資產的預計使用年限進行攤銷。如果交易價格高於公允價值，則相關利得將會遞延入賬，並按這些資產的預計使用年限進行攤銷。

(k) 遞延費用

本集團向員工發放的一次性住房補貼作遞延入賬，並以直線法分十年(即員工獲得利益的年限)攤銷。

遞延費用以成本減去減值虧損(附註2(l))列示。

(l) 資產減值

(i) *股權投資及其他應收款的減值*

股權投資及其他流動和非流動應收款以成本或攤餘成本列示，或歸類為可供出售的金融資產，並會於每個報告期末被審閱以確定是否出現減值的客觀跡象。減值的客觀跡象包括本集團從可觀察數據中注意到以下一項或多項虧損事項：

– 債務人遇到重大的財務困難；

– 違反合約，如未能支付或拖欠本金或利息；

– 債務人很有可能將會申請破產或進行其他財務重組；

2 Significant accounting policies (continued)

(l) Impairment of assets (continued)

(i) Impairment of investments in equity securities and other receivables (continued)

- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

- a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in subsidiaries, associates and jointly controlled entities (including those recognised using the equity method (Note 2(d))), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(ii).

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

2 主要會計政策（續）

(l) 資產減值（續）

(i) 股權投資及其他應收款的減值（續）

- 科技、市場、經濟或法律環境的重大改變為債務人帶來負面影響；及

- 股權投資的公允價值出現重大或持續性下降至低於成本。

如該跡象存在，任何確定的減值虧損會被確認如下：

- 以權益法確認的子公司、聯營公司及合營公司的投資（包括按照權益法確認的部份（附註2(d))），減值虧損的計算是根據附註2(l)(ii)把投資的整體可收回金額與賬面值作比較。如用作釐定可收回金額的估計出現有利變動，則減值虧損可根據附註2(l)(ii)轉回。

- 以成本列賬的無公開報價的股權證券，其減值虧損是以金融資產的賬面金額及估計的未來現金流（如折現的影響重大，以類似的金融資產的現行市場回報率折現）的差額計算。以成本列賬的股權證券的減值虧損不會被轉回。

- 應收賬款、其他流動應收款及其他金融資產以攤餘成本列示，減值虧損是以資產的賬面金額及估計的未來現金流的現值（如折現的影響重大，以金融資產的原實際利率折現，即初始確認該資產計算的實際利率）的差額計算。以攤餘成本列賬的金融資產具有類似的風險特徵，如類似的以往逾期狀況，及未有被個別評估為減值的，是以組合形式進行減值評估。以組合形式進行減值評估的金融資產的未來現金流乃根據與本集團擁有類似信貸風險特徵的資產的歷史虧損經驗作參考。

2 Significant accounting policies (continued)

(l) Impairment of assets (continued)

(i) Impairment of investments in equity securities and other receivables (continued)

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

– For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

Impairment losses recognised in income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in income statement.

2 主要會計政策(續)

(l) 資產減值(續)

(i) 股權投資及其他應收款的減值(續)

假若減值虧損在以後期間減少及其減少可以客觀地聯繫到有關事項是在減值虧損確認後才發生,減值虧損會被轉回至損益。所轉回的減值虧損不應讓資產的賬面金額超出若在以往年度沒有確認減值虧損而確定的金額。

– 已直接確認在權益中的可供出售的金融資產的累計虧損應從權益調整到損益。在利潤表確認累計虧損的金額是收購成本(減去任何本金還款及攤銷)和現行公允價值的差額,減去任何以前在利潤表確認的有關該資產的減值虧損。

已在利潤表確認的可供出售的股權證券的減值虧損,不會在損益沖回。任何在期後增加該資產的公允價值會直接在其他綜合收益中確認。

減值虧損一般直接於相關資產科目沖銷,除有關應收賬款及其他應收款的減值虧損,該應收款的回收性是有疑問的,但回收的可能性不是極小,則於呆賬準備科目計提。當本集團認為有關金額收回的可能性極小時,不能收回的部分則會直接於應收賬款及其他應收款沖銷,並轉銷於呆賬準備科目中已計提的有關準備。其後收回已計提準備的金額,會於呆賬準備科目中轉回。於呆賬準備科目中的其他變動和其後收回已直接沖銷的金額會在利潤表確認。

2 Significant accounting policies (continued)

(l) Impairment of assets (continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each financial year to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- Property, plant and equipment;
- Construction in progress;
- Lease deposits;
- Lease prepayments;
- Deferred expenditure; and
- Goodwill.

If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount
  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses
  An impairment loss is recognised in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

2 主要會計政策(續)

(l) 資產減值(續)

(ii) 其他資產的減值

本集團會在每個報告期末參考內部和外部的資訊，以確定下列資產是否出現減值跡象，或以往確認的減值虧損不再存在或已經減少(商譽除外)：

- 物業、廠房及設備；
- 在建工程；
- 設備租賃訂金；
- 預付租賃款；
- 遞延費用；
- 商譽。

如果出現減值跡象，資產的可收回金額便會作出估計。無論是否出現減值跡象，商譽的可收回金額會每年作出估計。

- 計算可收回金額
  資產的可收回金額是其公允價值減去處置費用與使用價值兩者中的較高額。在評估使用價值時，預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前折現率，折現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產組別(即現金產出單元)來釐定可收回金額。

- 確認減值虧損
  當資產或其所屬現金產出單元的賬面金額高於其可收回金額時，便會在損益中確認減值虧損。確認的減值虧損會首先減少該現金產出單元(或單元組)商譽的賬面金額，然後按比例減少該單元(或單元組)中其他資產的賬面金額。但減值不會使個別資產的賬面價值減少至低於其可計量的公允價值減處置費用，或其使用價值。

2 Significant accounting policies (continued)

(l) Impairment of assets (continued)

(ii) Impairment of other assets (continued)

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to income statement in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income statement when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2 主要會計政策(續)

(l) 資產減值(續)

(ii) 其他資產的減值(續)

– 轉回減值虧損

如果用作釐定資產(商譽除外)可收回金額的估計數字出現正面的變化，有關的減值虧損便會轉回。商譽的減值虧損不會被轉回。

所轉回的減值虧損以以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入利潤表。

(iii) 中期財務報告及減值虧損

在《香港聯合交易所有限公司證券上市規則》下，本集團需根據國際會計準則第34號《中期財務報告》對於財政年度的首六個月編製中期財務報告。本集團於中期期末採用與年末相同的減值測試、確認和轉回的有關準則(附註2(l)(i)至(ii))。

已在中期確認的商譽、可供出售金融資產及以成本列賬的無公開報價證券的減值虧損，不會在期後沖回。即使在年末時評估是沒有或較少的減值虧損，該中期已確認的減值虧損均不會被沖回。若可供出售金融資產的公允價值於剩餘年度期間或任何其他往後期間增加，該增加於其他綜合收益中確認，而非於損益中確認。

(m) 存貨

存貨主要包括消耗備件和其他物資，按成本減去任何適當的存貨減值準備列示，並於用作營運時計入利潤表。成本是指平均單位成本。

待處置的存貨按成本與可變現淨值兩者中的較低額列示。可變現淨值是以日常業務過程中的估計售價減去完成生產和銷售所需的估計成本後所得數額。

2 Significant accounting policies (continued)

(m) Inventories (continued)

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(r)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

2 主要會計政策(續)

(m) 存貨(續)

當出售存貨,存貨的帳面淨值會於確認收入的會計期間確認為一項費用。當發生減值或毀損,相對於可變現淨值的減值或毀損的存貨價值會於該期間確認為一項費用。存貨減值轉回於轉回當期確認為一項費用的抵減項。

(n) 應收賬款及其他應收款項

應收賬款及其他應收款項最初以公允價值確認,其後以攤餘成本減去呆賬準備(附註2(l))列示。如折現的影響並不重大,則應收款項以成本減去呆賬準備列示。

(o) 帶息借款

帶息借款最初按公允價值減去應佔交易成本確認。其後帶息借款以攤餘成本列賬,而最初確認的數額與贖回價值之間的任何差異,連同任何應付利息和費用,均以實際利率法於借款期內在利潤表中確認。

(p) 應付賬款及其他應付款項

應付賬款及其他應付款項最初以公允價值確認。除根據附註2(r)(i)計量的財務擔保外,應付賬款及其他應付款項其後以攤餘成本列示。如折現的影響並不重大,則以成本列示。

(q) 現金及現金等價物

現金及現金等價物包括銀行存款和現金,以及存放於銀行和其他金融機構的活期存款,以及短期和流動性高的投資,這些投資可以隨時換算為已知的現金額及其價值變動方面的風險不大,並在購入後三個月內到期。就合併現金流量表而言,現金及現金等價物包括須於接獲通知時償還,並構成本集團現金管理一部分的銀行透支。

2 Significant accounting policies (continued)

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables.

The amount of the guarantee initially recognised as deferred income is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

2 主要會計政策(續)

(r) 已作出的財務擔保、準備及或有負債

(i) 已作出的財務擔保

財務擔保是指那些規定發行人(即擔保人)根據債務工具的條款支付指定款項,以補償受擔保人的受益人(「持有人」)因某一特定債務人不能償付到期債務而產生的損失的合約。

如果本集團作出財務擔保,擔保的公允價值(除非公允價值能夠可靠地估計,否則為交易價格)在應付賬款及其他應付款項中初始確認為遞延收益。

初始確認為遞延收益的擔保數額會在擔保期內於利潤表中攤銷為已作出財務擔保的收入。此外,如果(i)擔保的持有人很大可能根據這項擔保向本集團提出申索,以及(ii)向本集團提出的申索數額預期高於應付賬款及其他應付款項現時就這項擔保入賬的數額(即初始確認的數額減去累計攤銷後所得數額),準備便會根據附註2(r)(ii)確認。

(ii) 準備及或有負債

如果本集團或本公司須就已發生的事件承擔法定或推定義務,在合理的估計時預期會導致含有經濟效益的資源外流,本集團或本公司便會就該時間或金額不定的負債計提準備。如果貨幣時間價值重大,則按預計所需支出的現值計提準備。

財務報表附註
Notes to the Financial Statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

2 Significant accounting policies (continued)

(r) Financial guarantees issued, provisions and contingent liabilities (continued)

(ii) Provision and contingent liabilities (continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(t) Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in income statement except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the financial year, and any adjustment to tax payable in respect of previous years.

2 主要會計政策(續)

(r) 已作出的財務擔保、準備及或有負債(續)

(ii) 準備及或有負債(續)

如果含有經濟效益的資源外流的可能性較低，或是無法對有關金額作出可靠的估計，便會將該義務披露為或有負債，但經濟效益外流的可能性極低的情況則除外。如果本集團的義務須視乎某宗或多宗未來事件是否發生才能確定是否存在，亦會披露為或有負債，但經濟效益外流的可能性極低的情況則除外。

(s) 長期負債的配對

凡以存放抵押存款作配對的長期負債，有關的負債及存款(及其所產生的收入及支出)均同時沖減，以反映這些安排在整體上的商業實質。此淨額計算的安排是基於在一切違約情況下本集團有權堅持將負債及存款作淨額清償，而且該權利毫無疑問地獲得保證。

(t) 遞延收益

本集團獲多項與購買或經營性租賃若干飛機和發動機有關的收益。這些收益會被遞延至飛機和發動機交付時為止，用作減少購買飛機和發動機的成本，從而減少將來的折舊金額，或在屆時進行攤銷，用以減低以經營租賃持有的飛機和發動機的租金開支。

(u) 所得稅

本年度所得稅包括本期所得稅及遞延所得稅資產和負債的變動。本期所得稅及遞延所得稅資產和負債的變動均在利潤表內確認，但與確認於其他綜合收益或直接確認在權益相關的，有關稅項的金額則會分別確認於其他綜合收益或直接確認於權益。

本期所得稅項是按本年度應課稅收入根據已執行或在報告期末實質上已執行的稅率計算的預期應付所得稅，加上以往年度應付所得稅的任何調整。

2 Significant accounting policies (continued)

(u) Income tax (continued)

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the financial year. Deferred tax assets and liabilities are not discounted.

2 主要會計政策(續)

(u) 所得稅(續)

遞延所得稅資產和負債分別由可抵扣和應課稅暫時性差異產生。暫時性差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計稅基礎的差異。遞延所得稅資產也可以由未使用稅務虧損和未使用稅款抵減產生。

除了某些有限的例外情況外,所有遞延所得稅負債和遞延所得稅資產(只限於很可能獲得未來應課稅利潤以使該遞延所得稅資產得以使用)則會被確認。由可抵扣暫時性差異所產生遞延所得稅資產,因有未來應課稅利潤的支持而使之確認,包括因轉回目前存在的應課稅暫時性差異而產生的金額;但這些轉回的差異必須與同一稅務機關及同一應稅實體有關,並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延所得稅資產所產生時稅務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課稅暫時性差異是否足以支援確認由未使用的稅務虧損和稅款抵減所產生的遞延所得稅資產時,亦會採用同一準則,即差異是否與同一稅務機關及同一應稅實體有關,並是否預期能在使用稅務虧損和稅款抵減的同一期間內轉回。

不能確認為遞延所得稅資產和負債的暫時性差異的有限例外情況包括不可在稅務方面獲得扣減的商譽;不影響會計或應課稅利潤的資產或負債的初始確認(如屬企業合併的一部分則除外);以及投資於子公司相關的暫時性差異(如屬應稅差異,本集團可以控制轉回的時間,而且在可預見的將來不大可能轉回的暫時性差異;或如屬可抵扣差異,除非該差異很可能在未來轉回)。

遞延所得稅金額是按照資產和負債賬面金額的預期實現或償還方式,根據已執行或在報告期末實質上已執行的稅率計量。遞延所得稅資產和負債均不折現計算。

2 Significant accounting policies (continued)

(u) Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at the end of each financial year and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(v) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in income statement as follows:

(i) *Passenger, cargo and mail revenues*

Passenger revenue is recognised at the fair value of the consideration received when the transportation is provided or when an unused ticket expires rather than a ticket is sold. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage.

2 主要會計政策(續)

(u) 所得稅(續)

本集團會在每個報告期末復核遞延所得稅資產的賬面金額。如果本集團預期不再可能獲得足夠的應課稅利潤以抵扣相關的稅務利益，該遞延所得稅資產的賬面金額便會調減；但是如果日後又可能獲得足夠的應課稅利潤，有關減額便會轉回。

本期和遞延所得稅結餘及其變動額會分開列示，並且不予抵銷。本期和遞延所得稅資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延所得稅負債：

- 就本期所得稅資產和負債而言，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或
- 就遞延所得稅資產和負債而言，這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：
  - 同一應稅實體；或
  - 不同的應稅實體，但這些實體計劃在日後每個預計有大額遞延所得稅負債需要償還或大額遞延所得稅資產可以收回的期間內，按淨額基準實現本期所得稅資產和償還本期所得稅負債，或同時變現該資產和償還該負債。

(v) 收入確認

收入應按其已收或應收價款的公允價值來計量。如果經濟效益可能會流入本集團，而收入和成本(如適用)又能夠可靠地計量時，收入便會根據下列基準在利潤表中確認：

(i) *源自客運、貨運和郵運服務的收入*

客運收入於提供運輸服務時或機票逾期未用時(而非機票售出時)確認。仍未提供運輸服務的機票銷售額計作流動負債下的票證結算。

2 Significant accounting policies (continued)

(v) Revenue recognition (continued)

(i) *Passenger, cargo and mail revenues (continued)*

Cargo and mail revenues are recognised when the transportation is provided.

Revenues from airline-related business are recognised when services are rendered.

Revenue is stated net of sales tax.

(ii) *Frequent flyer revenue*

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egrets Mileage Plus, which provide travel and other awards to members based on accumulated mileages.

Revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are redeemed or expired.

Revenue received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in income statement. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue is recognised at the point of redemption where non-flight rewards are selected.

(iii) Rental income receivable under operating leases is recognised in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in income statement as an integral part of the aggregate net lease payments receivables. Contingent rentals are recognised as income in the accounting period in which they are earned.

2 主要會計政策(續)

(v) 收入確認(續)

(i) *源自客運、貨運和郵運服務的收入(續)*

貨運及郵運收入於提供運輸服務時確認。

來自航空相關服務的收入於提供服務時確認。

收入已扣減營業稅。

(ii) *源自常旅客里程獎勵計劃的收入*

本集團設有兩個常旅客里程獎勵計劃,分別名為「南航明珠俱樂部」及「白鷺里程計劃」。該兩個計劃根據會員的累計飛行裡數提供飛行獎勵及其他獎勵。

提供獎勵里程的飛行收入根據公允價值在飛行運輸收入與常旅客里程獎勵計劃授予會員的獎勵里程之間進行分配。與獎勵里程相關的價值作為負債予以遞延,在相關里程被兑換前於遞延收入中列示。

在常旅客里程獎勵計劃下從第三方獲得的獎勵里程收入同樣作為負債予以遞延,列示於遞延收入中。

常旅客里程獎勵計劃的會員兑換獎勵里程時,收入會被確認在利潤表當中。會員兑換的飛行獎勵會在提供運輸服務時確認為收入,會員兑換的其他獎勵,會於會員兑換獎勵里程時計入當期損益。

(iii) 經營租賃的應收租金收入在租賃期所涵蓋的期間內,以等額在損益確認;但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益中確認為應收租賃總額的組成部分。或有租金在發生的當期計入當期損益。

2 Significant accounting policies (continued)

(v) Revenue recognition (continued)

(iv) Dividend income is recognised when the shareholder's right to receive payment is established.

(v) Government grants are recognised in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi) Interest income is recognised as it accrues using the effective interest method.

(w) Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the statement of financial position as prepaid expense.

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to income statement.

2 主要會計政策（續）

(v) 收入確認（續）

(iv) 股息收入是在股東收取股息的權利確定時確認。

(v) 當可以合理確定本集團將會收到政府補助並會履行該補助的附帶條件時，便會在資產負債表確認政府補助。用於彌補本集團已產生開支的補助，會在開支產生的期間有系統地在利潤表內確認為收入。用於彌補本集團資產成本的補助，則在計算資產的賬面金額時扣除，其後於資產的使用年限內通過減少的折舊費用在損益內確認。

(vi) 利息收入是在產生時按實際利率法確認。

(w) 運輸傭金

運輸傭金在提供運輸服務及有關收入確認時在利潤表列支。尚未提供運輸服務的運輸傭金，則在資產負債表內列作預付費用。

(x) 保養及大修費用

例行保養、維修及大修費用在產生時於利潤表內列支。

需要在大修時更換的自有或以融資租賃方式持有飛機的組件，其折舊按平均預計大修週期計提。每次進行大修時產生的費用在物業、廠房及設備的賬面金額確認，並在預計大修週期計算折舊。上一次大修費用的任何剩餘賬面金額不再確認，並會在利潤表列支。

2 Significant accounting policies (continued)

(x) Maintenance and overhaul costs (continued)

In respect of aircraft held under operating leases, the Group has responsibility to fulfill certain return conditions under relevant lease agreements. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to income statement over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z) Employee benefits

(i) *Short term employee benefits and contributions to defined contribution retirement schemes*

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2 主要會計政策(續)

(x) 保養及大修費用(續)

根據相關租賃協議，本集團需要定期為以經營租賃方式持有的飛機進行大修，以滿足退租條件的要求。因此，預計大修費用於估計大修週期內預提及在利潤表列支。在退租前的最後一次大修週期完成時，租期完結時將產生的預計大修費用在餘下租期內預提。預計費用與大修實際費用之間的差額在進行大修的期間內在利潤表列支。

(y) 借貸成本

借貸成本於發生期間在損益內確認為費用，但與收購或生產建造需要長時間才可以投入擬定用途直接相關的借貸成本則會資本化。其他借貸成本於發生年度列支。

屬於符合條件資產成本一部分的借貸成本在資產產生開支、借貸成本產生及使資產投入擬定用途或銷售所必須的準備工作進行期間開始資本化。在使符合條件的資產投入擬定用途或銷售所必須的絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

(z) 僱員福利

(i) *短期僱員福利及向定額供款退休計劃作出供款*

薪金、年度獎金及向定額供款退休計劃作出的供款在僱員提供相關服務的年度內產生。如延遲付款或結算會構成重大的影響，則這些數額會以現值列賬。

(ii) *終止僱傭福利*

只有當本集團明確其承擔中止僱員合約或因自願離職而提供福利的義務，且已有詳細正式計劃及不可能會被撤銷時，該解僱福利費用才被確認。

2 Significant accounting policies (continued)

(z) Employee benefits (continued)

(iii) Share-based payment

The fair value of the amount payable to employee in respect of share appreciation rights ("SARs"), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as staff cost in the consolidated income statement.

(aa) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the financial year. Exchange gains and losses are recognised in income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(bb) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

2 主要會計政策（續）

(z) 僱員福利（續）

(iii) 股票增值權計劃

以現金支付的應付雇員股票增值權公允價值需於等待期內確認為員工成本並相應增加負債。該負債於各報告期末及結算日重新計量。其公允價值的任何變動於利潤表中確認。

(aa) 外幣折算

年內的外幣交易按中國人民銀行(「人行」)在交易日公佈的外匯牌價折合為人民幣。各項貨幣性外幣資產及負債按人行在報告期末公佈的外匯牌價折合為人民幣。匯兑的收益及損失在利潤表中確認。

以歷史成本計算的非貨幣性外幣資產及負債按人行在交易日公佈的外匯牌價折合為人民幣。以公允價值列示的非貨幣性外幣資產及負債按人行在確定公允價值當日公佈的外匯牌價折合為人民幣。

(bb) 關聯方

(a) 個人或與該個人關系密切的家庭成員與報告主體相關聯，如果該個人：

(i) 對報告主體實施控制或共同控制；

(ii) 對報告主體實施重大影响；或者

(iii) 是報告主體或其母公司的關鍵管理人員的成員。

2 Significant accounting policies (continued)

(bb) Related parties (continued)

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2 主要會計政策(續)

(bb) 關聯方(續)

(b) 如果適用以下任何情形,則某主體與報告主體相關聯:

(i) 該主體和報告主體是同一集團的成員(這意味著該兩家主體的母公司、子公司和同級子公司均相互關聯)。

(ii) 某一主體是另一主體的聯營企業或合營企業(或是另一主體所屬集團的一個成員的聯營企業或合營企業)。

(iii) 兩家主體都是相同第三方的合營企業。

(iv) 某一主體是第三方的合營企業並且另一主體是該第三方的聯營企業。

(v) 該主體是為報告主體或與報告主體關聯的主體的僱員福利而设的離職後福利計劃。如果報告主體本身就是此類計劃,提供資助的僱主也與該報告主體關聯。

(vi) 該主體受(a)項所述個人的控制或共同控制。

(vii) (a)(i)項所述的個人對該主體實施重大影響或是該主體(或其母公司)的關鍵管理人員的成員。

一名個人的近親是指預期他們在與企業的交易中,可能會影響該名個人或受其影響的家屬。

(Expressed in Renminbi)

2 Significant accounting policies (continued)

(cc) Segmental reporting

Operating segments, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Changes in accounting policies

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group's financial statements:

- IAS 24 (revised 2009), *Related party disclosures*
- Improvements to IFRSs (2010)

The impacts of these developments are as follows:

- IAS 24 (revised 2009) revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and restated certain comparative amounts due to/from related companies balances. As the effect of changes in accounting policy was not material to financial statements, no comparative statement of financial position as at 1 January is presented. IAS 24 (revised 2009) also introduces modified disclosure requirements for government-related entities. As a result, the Group has re-assessed the modified disclosure requirements for government-related entities and revised the disclosures accordingly.

2 主要會計政策（續）

(cc) 分部報告

經營分部及財務報表內呈報的各分部項目的金額自定期提供予本集團最高行政管理人員的財務資料中識別出來，以將資源分配至本集團的各項業務及地理位置，並評估本集團的各項業務及地理位置的表現。

就財務報告而言，除非分部具備類似的經濟特徵及在產品及服務性質、生產工序性質、客戶類型或類別、用作分配產品或提供服務的方法及監管環境的性質方面相似，否則單個重大經營分部不會進行合併計算。並非屬個別重大的經營分部如符合上述大部分標準，則可進行合併計算。

3 會計政策變更的説明

國際會計準則委員會已頒佈數項國際財務報告準則的修訂及一項新詮釋，並於本集團本會計期間首次生效。其中，以下的修訂與本集團的財務報表有關：

- 國際會計準則第24號（2009年修訂），*關聯方披露*
- 國際財務報告準則的改進（2010年）

該變動的影響如下：

- 國際會計準則第24號（2009年修訂）修訂了關聯方的定義。因此，本集團對關聯方進行了重新識別並重述了數項應收／應付關聯方比較數據。由於該項會計準則的變動對財務報表影響不重大，2011年1月1日的比較報表並不予列示。國際會計準則第24號（2009年修訂）同時也修訂了對與政府相關的企業的披露要求。因此，本集團對與政府相關的披露要求重新進行評估並對披露作出相應更改。

(Expressed in Renminbi)

3 Changes in accounting policies (continued)

- In the *Improvements to IFRSs (2010)* omnibus standard, the IASB extended the scope of paragraph D8 of IFRS 1, *First time adoption of IFRSs*, for the use of the deemed cost exemption for an event-driven fair value. Under the amended standard, an entity is permitted to take as deemed cost the fair value of some or all of its assets and liabilities, when these fair values were determined under previous GAAP at one particular date because of a specific event which occurred during the period covered by its first financial statements prepared under IFRSs. Previously, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity's transition to IFRSs (being the start of the earliest comparative period included in the first set of IFRS financial statements).

  The Group's first financial statements prepared under IFRSs were for the three years ended 31 December 1996, with the start of the earliest comparative period being on 1 January 1994. During that period and pursuant to applicable laws and regulations of the PRC, the Group's financial statements prepared under the PRC accounting standards for business enterprises("ASBE") and other relevant rules and regulations included property, plant and equipment and leasehold land use rights at deemed cost based on the valuation performed by independent valuers as at 31 December 1996. As these valuations were performed as of a date later than the date of transition to IFRSs, the Group was not permitted to adopt these valuations as deemed cost for the purposes of its IFRSs financial statements. Before 2009, the Group adopted the revaluation model for its property, plant and equipment in accordance with IAS 16, *Property, Plant and Equipment* and the leasehold land use rights were measured at historical cost. In 2009, the Group changed its IFRS accounting policy in respect of property, plant and equipment from the revaluation model to the historical cost model to increase the relevance of financial data to the users of the financial statements.

  During the year, the Group has chosen to adopt the amendments to IFRS 1 by making retrospective adjustments in order to eliminate the aforementioned differences between the Group's financial statements under IFRSs and those under the Accounting Standards for Business Enterprises – Basic Standard and 38 Specific Standards, application guidance, bulletins and other relevant accounting regulations (collectively "PRC GAAP"). Specifically, the Group has retrospectively adjusted the amounts reported for previous periods in its IFRS financial statements to reflect the recognition of the property, plant and equipment and leasehold land use rights at their deemed cost based on the valuation performed by the independent valuers as at 31 December 1996, with consequential adjustments for amortisation charged in subsequent periods.

3 會計政策變更的說明(續)

- 國際會計準則委員會頒佈了涉及多項準則內容的對*國際財務報告準則的改進(2010年)*的更新，修訂了國際財務報告準則第1號－「首次執行國際財務報告準則」第D8段的內容，擴展了採用特別事項的評估結果作為認定成本的範圍。該修訂指出國際財務報表準則的首次採用者可以根據特定事項確定的公允價值作為其部分或全部資產或負債的認定成本，前提是計量日在企業首次按國際財務報告準則編制的財務報表所涵蓋期間內。在此之前，國際財務報告準則第1號雖然也允許將類似的評估值作為認定成本，但前提是評估發生在企業過渡到國際財務報告準則的日期(即首次按國際財務報告準則編制的財務報表的最早可比期間的期初)之前。

  本集團首次按國際財務報告準則編制的財務報表是截至1996年12月31日的三個年度的財務報表，最早可比期間的期初是1994年1月1日。本集團在該期間根據中國相關法規，在按《企業會計準則》及其他相關規定編制的財務報表中，將獨立評估師於1996年12月31日的評估結果作為物業、廠房及設備及土地使用權的認定成本。由於評估基準日晚於本集團過渡到國際財務報告準則的日期，本集團按國際財務報告準則編制的財務報表無法在當時採用上述評估結果作為認定成本。於2009年以前，本集團物業、廠房及設備採用國際會計準則第16號*物業、廠房及設備*的重估模型，土地使用權採用歷史成本計算。於2009年，本集團改變其國際財務報告準則下關於物業、廠房及設備的會計核算辦法，從重估模型改變到歷史成本模型，以對財務報告使用者增加財務資料相關性。

  於本年，本集團決定採用上述對國際財務報告準則第1號的修訂，並進行追溯調整，以消除本集團按照國際財務報告準則和按《中國企業會計準則－基本準則》、38項具體會計準則、企業會計準則應用指南、企業會計準則解釋及其他相關規定(「中國企業會計準則」)編制的財務報表之間的上述差異。具體而言，本集團對按國際財務報告準則編制的財務報表中以前期間的比較數字進行了追溯調整，物業、廠房及設備及土地使用權按獨立評估師於1996年12月31日的評估結果作為的認定成本予以確認，並對以後期間的攤銷進行了相應調整。

3 Changes in accounting policies (continued)

3 會計政策變更的說明（續）

The results of operation and financial condition previously reported by the Group as at and for the year ended 31 December 2010 have been restated to include the adoption of *Improvements to IFRSs (2010)* as set out below.

本集團於以前年度已披露的於2010年12月31日的財務狀況及於截至2010年12月31日止年度的經營業績，因採用*國際財務報告準則的改進（2010年）*的更新而調整，摘要如下：

		The Group, as previously reported 本集團（如以往所呈報） RMB million 人民幣百萬元	Adoption of *Improvements to IFRSs (2010)* 採用對*國際財務報告準則的改進（2010年）*的調整 RMB million 人民幣百萬元	The Group, as restated 本集團（經調整） RMB million 人民幣百萬元
Results of operation:	**經營業績：**			
Profit attributable to equity shareholders of the Company	本公司股東應佔利潤	5,795	(3)	5,792
Financial condition:	**財務狀況：**			
Lease prepayments	預付租賃款	1,605	138	1,743
Deferred tax assets	遞延所得稅資產	997	(35)	962
Total non-current assets	非流動資產總計	95,373	103	95,476
Total equity attributable to equity shareholders of the Company	本公司股東應佔權益	26,714	103	26,817

There is no material impact on the Group's financial position as a result of the change in accounting policy as mentioned above, accordingly additional consolidated and company statement of financial position and related notes are not presented as at the beginning of the comparative period of these consolidated financial statements.

上述會計準則變更並未對本集團的財務狀況造成重大影響，因此並未於合併資產負債表、資產負債表和相關的附註中披露本年報告可比期間的期初數據。

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

本集團沒有採用任何於本會計期間未生效的新準則或詮釋。

4 Traffic revenue

4 運輸收入

		2011 **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元
Passenger	客運	**81,492**	68,704
Cargo and mail	貨運及郵運	**5,760**	5,436
		87,252	74,140

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (mainly including business tax) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and international, Hong Kong, Macau and Taiwan flights.

根據中國各種有關銷售稅之細則及條例，本集團須向國家與地方稅務機關繳付銷售稅（主要是包括營業稅）。稅額約按國內、國際及港澳臺地區航班運輸收入的3%徵收。

4 Traffic revenue (continued)

Pursuant to the "Notice of exemption of business tax on international traffic revenue" issued jointly by the PRC Ministry of Finance and the State Administration of Taxation in 2010, the Group is exempted from business tax on international (including Hong Kong, Macau and Taiwan) traffic revenue from 1 January 2010.

Pursuant to the "Notice of exemption of business tax on fuel surcharge for airline companies" issued jointly by the PRC Ministry of Finance and the State Administration of Taxation, the Group is exempted from business tax on fuel surcharge income received during the period from 1 January 2008 to 31 December 2010.

Sales tax incurred by the Group during the year ended 31 December 2011, netted off against revenue, amounted to RMB2,434 million (2010: RMB1,851 million). Traffic revenue is stated net of sales tax.

4 運輸收入(續)

根據2010年財政部與國家稅務總局下發的《關於航空公司國際運輸收入免徵營業稅的通知》,本集團自2010年1月1日起的國際運輸收入(包括港澳台地區)免徵營業稅。

根據財政部與國家稅務總局下發的《關於航空公司燃油附加費免徵營業稅的通知》,本集團自2008年1月1日起至2010年12月31日收取的燃油附加費免徵營業稅。

截至2011年12月31日止年度所發生之銷售稅總額為人民幣24.34億元(2010年:人民幣18.51億元),並已從收入內扣除。運輸收入為扣除銷售稅後所得之收入。

5 Other operating revenue

5 其他經營收入

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Commission income	傭金收入	643	469
Hotel and travel services income	酒店及旅遊服務收入	614	477
Ground services income	地面服務收入	368	390
General aviation income	通用航空服務收入	322	283
Expired sales in advance of carriage	逾期票證結算	309	249
Air catering income	航空食品收入	166	132
Rental income	租賃收入	121	122
Aircraft wet lease income	飛機濕租收入	319	50
Others	其他	281	183
		3,143	2,355

6 Flight operations expenses　6 航班營運開支

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Jet fuel costs	燃油成本	**32,675**	23,492
Operating lease charges	經營性租賃支出	**4,654**	5,298
Air catering expenses	航空配餐費用	**2,073**	1,808
Aircraft insurance	飛機保險費	**201**	206
Flight personnel payroll and welfare	機組人員工資及福利	**4,412**	3,420
Training expenses	培訓費	**681**	628
Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund contributions	民航基礎設施建設基金	**1,655**	1,622
Inventory provision (Note 30)	存貨跌價（附註30）	**141**	8
Others	其他	**1,852**	2,111
		48,344	38,593

7 Maintenance expenses　7 維修開支

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Repair and maintenance charges	維護及修理費用	**6,885**	4,985
Maintenance materials	維修耗材	**646**	601
		7,531	5,586

8 Aircraft and traffic servicing expenses　8 飛機及運輸服務開支

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Landing and navigation fees	起降及導航費	**8,426**	7,792
Ground service and other charges	地面服務費及其他	**3,911**	3,176
		12,337	10,968

9 Promotion and sales expenses　9 宣傳及銷售開支

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Sales commissions	代理業務手續費	**3,521**	3,232
Ticket office expenses	售票辦事處費用	**1,894**	1,373
Computer reservation services	電腦訂座費	**471**	446
Advertising and promotion	廣告宣傳費	**292**	147
Others	其他	**390**	357
		6,568	5,555

10 General and administrative expenses　10 行政及管理開支

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
General corporate expenses	日常管理支出	**2,713**	2,158
Auditors' remuneration	核數師酬金	**13**	14
Other taxes and levies	其他稅金及附加	**81**	94
		2,807	2,266

11 Depreciation and amortisation　11 折舊及攤銷

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Depreciation	折舊費		
– Owned assets	一自置資產	**5,723**	5,724
– Assets acquired under finance leases	一融資租賃持有之資產	**1,917**	1,301
Amortisation of deferred benefits and gains	遞延收益攤銷	**(73)**	(71)
Other amortisation	其他攤銷	**122**	111
		7,689	7,065

12 Staff costs　12 員工成本

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Salaries, wages and welfare	薪金及福利	10,345	7,713
Retirement scheme contributions	退休計劃供款	960	808
Early retirement benefits (Note 43)	提早退休福利准備（附註43）	37	29
		11,342	8,550

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 6 to 10 above. Details of staff costs arising from cash-settled share appreciation rights are disclosed in Note 48(c).

與航班營運、維修、飛機及運輸服務、宣傳及銷售與行政及管理開支相關的員工成本金額已分別包含在以上附註6至10的合計數中。由於股票增值權計劃而產生的員工成本於附註48(c)披露。

13 Other net income　13 其他收入淨額

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Government grants	政府補助	828	553
Gain/(loss) on sale of property, plant and equipment, net and lease prepayments	出售物業、廠房及設備及預付租賃款淨收益／(虧損)		
– Aircraft and spare engines	－飛機及備用發動機	180	(8)
– Other property, plant and equipment and lease prepayments	－其他物業、廠房及設備及預付租賃款	(35)	(1)
Others	其他	48	(68)
		1,021	476

14 Interest expense　14 利息支出

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Interest on bank and other loans wholly repayable within five years	須於五年內全數償還之銀行及其他貸款的利息支出	543	777
Interest on other loans	其他貸款的利息支出	333	263
Finance charges on obligations under finance leases	融資性租賃負債的財務費用	388	403
Other interest expense (Note 43)	其他利息支出（附註43）	8	8
Less: interest expense capitalised	減：資本化的貸款成本	(205)	(186)
		1,067	1,265

The borrowing costs have been capitalised at rates ranging from 1.79% to 2.99% per annum in 2011 (2010: 1.13% to 1.87% per annum).

於2011年貸款費用的資本化年利率為1.79%至2.99%(2010年：年利率1.13%至1.87%)。

15 Remuneration of directors, supervisors and senior management

15 董事、監事及高級管理人員之薪酬

(a) Directors' and supervisors' remuneration

Details of directors' and supervisors' remuneration for the year ended 31 December 2011 are set out below:

(a) 董事和監事之薪酬

董事及監事截至2011年12月31日止年度的薪酬分析如下：

Name	姓名	Directors' fees 董事袍金 RMB'000 人民幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物利益 RMB'000 人民幣千元	Discretionary bonuses 酌情花紅 RMB'000 人民幣千元	Retirement scheme contributions 退休福利 RMB'000 人民幣千元	Subtotal 小計 RMB'000 人民幣千元	Share appreciation rights 股票增值權計劃 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Non-executive directors	**非執行董事**							
Si Xian Min (Note (i) and (viii))	司獻民(附註(i)及(viii))	–	–	–	–	–	6	6
Wang Quan Hua (Note (i) and (viii))	王全華(附註(i)及(viii))	–	–	–	–	–	5	5
Yuan Xin An (Note (i), (ii) and (viii))	袁新安(附註(i),(ii)及(viii))	–	–	–	–	–	5	5
Executive directors	**執行董事**							
Tan Wan Geng (Note (i) and (viii))	譚萬庚(附註(i)及(viii))	–	517	300	29	846	–	846
Zhang Zi Fang (Note (viii))	張子芳(附註(vii))	–	687	300	71	1,058	–	1,058
Xu Jie Bo (Note (viii))	徐杰波(附註(vii))	–	601	250	71	922	3	925
Chen Zhen You (Note (viii))	陳振友(附註(vii))	–	601	250	70	921	5	926
Supervisors	**監事**							
Pan Fu (Note (i))	潘福(附註(i))	–	–	–	–	–	–	–
Li Jia Shi	李家世	–	601	250	69	920	–	920
Zhang Wei (Note (i))	張薇(附註(i))	–	–	–	–	–	–	–
Yang Yi Hua	楊怡華	–	332	30	68	430	–	430
Liang Zhong Gao	梁忠高	–	337	30	69	436	–	436
Independent non-executive directors	**獨立非執行董事**							
Gong Hua Zhang	貢華章	104	–	–	–	104	–	104
Wei Jin Cai	魏錦才	104	–	–	–	104	–	104
Ning Xiang Dong	寧向東	104	–	–	–	104	–	104
Liu Chang Le (Note (iii))	劉長樂(附註(iii))	13	–	–	–	13	–	13
Lam Kwong Yu (Note (v))	林光宇(附註(v))	56	–	–	–	56	–	56
		381	3,676	1,410	447	5,914	24	5,938

15 Remuneration of directors, supervisors and senior management (continued)

15 董事、監事及高級管理人員之薪酬（續）

(a) Directors' and supervisors' remuneration (continued)

Details of directors' and supervisors' remuneration for the year ended 31 December 2010 are set out below:

(a) 董事和監事之薪酬（續）

董事及監事截至2010年12月31日止年度的薪酬分析如下：

Name 姓名		Directors' fees 董事袍金 RMB'000 人民幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物利益 RMB'000 人民幣千元	Discretionary bonuses 酌情花紅 RMB'000 人民幣千元	Retirement scheme contributions 退休福利 RMB'000 人民幣千元	Total 合計 RMB'000 人民幣千元
Non-executive directors	**非執行董事**					
Si Xian Min (Note (i))	司獻民（附註(i)）	–	–	–	–	–
Li Wen Xin (Note (i) and (iv))	李文新（附註(i)及(iv)）	–	–	–	–	–
Wang Quan Hua (Note (i))	王全華（附註(i)）	–	–	–	–	–
Executive directors	**執行董事**					
Liu Bao Heng (Note (i) and (vi))	劉寶衡（附註(i)及(vi)）	–	–	–	–	–
Tan Wan Geng	譚萬庚	–	817	150	61	1,028
Zhang Zi Fang	張子芳	–	778	150	60	988
Xu Jie Bo	徐杰波	–	706	100	60	866
Chen Zhen You	陳振友	–	706	100	59	865
Supervisors	**監事**					
Pan Fu (Note (i))	潘福（附註(i)）	–	–	–	–	–
Sun Xiao Yi (Note (i) and (vii))	孫曉毅（附註(i)及(vii)）	–	–	–	–	–
Li Jia Shi	李家世	–	708	100	58	866
Zhang Wei (Note (i))	張薇（附註(i)）	–	–	–	–	–
Yang Yi Hua	楊怡華	–	368	20	56	444
Liang Zhong Gao	梁忠高	–	373	20	57	450
Independent non-executive directors	**獨立非執行董事**					
Wang Zhi (Note (vii))	王知（附註(vii)）	–	–	–	–	–
Sui Guang Jun (Note (vii))	隋廣軍（附註(vii)）	100	–	–	–	100
Gong Hua Zhang	貢華章	100	–	–	–	100
Lam Kwong Yu	林光宇	87	–	–	–	87
Wei Jin Cai	魏錦才	–	–	–	–	–
Ning Xiang Dong	寧向東	–	–	–	–	–
		287	4,456	640	411	5,794

15 Remuneration of directors, supervisors and senior management (continued)

(a) Directors' and supervisors' remuneration (continued)

Notes:

(i) These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii) This director did not receive remuneration for the service in the capacity of the director of the Company since June 2011, when he started to hold management position in CSAHC and his salary was borne by CSAHC.

(iii) Appointed on 30 November 2011.

(iv) Resigned on 8 August 2011.

(v) Resigned on 5 August 2011.

(vi) Resigned on 24 November 2010.

(vii) Resigned on 29 December 2010.

(viii) These directors have been granted SARs in 2011. The amount represented the estimated value of SARs granted to the directors under the Group's share appreciation scheme. The value of these SARs of RMB24,000 as at 31 December 2011 is measured according to the Group's accounting policies for share-based payment transactions as set out in note 2(z)(iii). The details of the principal terms and SARs granted, are disclosed in Note 48(c).

(b) Individuals with highest emoluments

None of the directors (2010: one), whose emoluments are reflected in the above analysis, was among the five highest paid individuals in the Group for 2011. The aggregate emoluments in respect of the five (2010: four) individuals during the year are as follows:

15 董事、監事及高級管理人員之薪酬(續)

(a) 董事和監事之薪酬(續)

附註：

(i) 該等董事或監事於本公司未獲得與董事或監事職位相關之薪金，其同時於南航集團擔任管理職位，並就此取得薪金。

(ii) 由於該名董事從2011年6月起於南航集團任職並從南航集團取得薪金，因此其自2011年6月起不再從本公司取得薪金。

(iii) 於2011年11月30日上任。

(iv) 於2011年8月8日辭任。

(v) 於2011年8月5日辭任。

(vi) 於2010年11月24日辭任。

(vii) 於2010年12月29日辭任。

(viii) 該等董事於2011年被授予股票增值權。該金額是根據本集團的股票增值權計劃計算出的股票增值權的估計價值。該些股票增值權於2011年12月31日的價值為人民幣24,000元，該價值是基於陳述於附註2(z)(iii)的集團的股票增值權計劃的會計政策計算得出的。授予的股票增值權計劃的詳情陳述於附註48(c)。

(b) 最高薪酬人士

於2011年，本集團5位最高薪酬人士當中沒有本公司上述董事(2010年：1名)，董事的酬金已包括在上述分析中。截至2011年12月31日止年度，本集團5名(2010年：4名)最高薪酬人士的合計酬金詳情如下：

		2011 RMB'000 人民幣千元	2010 RMB'000 人民幣千元
Salaries, allowances and benefits in kind	薪金、津貼及實物利益	**6,151**	4,478
Retirement scheme contributions	退休福利	**360**	243
Share appreciation rights	股票增值權	**2**	–
		6,513	4,721

15 Remuneration of directors, supervisors and senior management (continued)

15 董事、監事及高級管理人員之薪酬（續）

(b) Individuals with highest emoluments (continued)

The emoluments of the five (2010: four) individuals with the highest emoluments are within the following bands:

(b) 最高薪酬人士（續）

本集團支付予該5名最高薪酬人士(2010年：4名)之薪酬範圍分析如下：

		2011 Number of individuals 人數	2010 Number of individuals 人數
HK$1,000,000 to HK$1,500,000 (RMB827,900 to RMB1,241,850 equivalent)	港幣1,000,000元至港幣1,500,000元（等值人民幣827,900元至人民幣1,241,850元）	**2**	2
HK$1,500,000 to HK$2,000,000 (RMB1,241,850 to RMB1,655,800 equivalent)	港幣1,500,000元至港幣2,000,000元（等值人民幣1,241,850元至人民幣1,655,800元）	**3**	2

16 Income tax

16 所得稅費用

(a) Income tax expense in the consolidated income statement

(a) 合併利潤表的所得稅費用

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
PRC income tax	中國所得稅		
Provision for the year	本年所得稅計提	**1,516**	2,134
Over-provision in prior year	上年多計提的所得稅	**(59)**	–
		1,457	2,134
Deferred tax (Note 28)	遞延所得稅（附註28）		
Origination and reversal of temporary differences	暫時性差異的產生和轉回	**(369)**	(457)
Recognition of deductible temporary differences unrecognised in prior years	確認以前年度未確認的可抵扣暫時性差異	**(248)**	–
		(617)	(457)
Actual tax expense	實際所得稅費用	**840**	1,677

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airline activities in the current year and prior years.

就本集團之絕大多數的境外航空業務而言，本集團已根據境外政府與中國政府訂立的雙邊航空協定獲豁免境外航空業務稅項，或境外機構一直蒙受稅務虧損，故在本年度及以前年度沒有對上述境外航空業務提取稅項準備。

16 Income tax (continued)

(a) Income tax expense in the consolidated income statement (continued)

Effective from 1 January 2008, under the Corporate Income Tax Law of the PRC ("new tax law"), the Company and its subsidiaries are subject to income tax at the statutory rate of 25% unless otherwise specified.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively.

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

16 所得稅費用(續)

(a) 合併利潤表的所得稅費用(續)

《中華人民共和國企業所得稅法》(以下簡稱「新稅法」)自2008年1月1日起施行。如無其他說明，本公司及其子公司按25%的企業所得稅法定稅率執行。

根據新稅法規定，原享受優惠稅率15%和18%的企業於2010年、2011年、2012年及以後年度分別按22%、24%及25%稅率執行。

(b) 實際所得稅費用和會計利潤按適用稅率計算的調節如下

		2011 **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元
Profit before taxation	稅前利潤	**6,930**	8,089
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note)	按照在相關稅收管轄區錄得利潤以適用稅率計算除稅前利潤的所得稅(附註)	**1,706**	1,974
Adjustments for tax effect of:	稅務調整：		
Non-deductible expenses	不可抵扣支出	**36**	111
Non-taxable income	免稅收入	**(9)**	(2)
Share of results of associates and jointly controlled entities	應佔聯營公司及合營公司業績	**(145)**	(42)
Recognition of deductible temporary differences unrecognised in prior years	確認以前年度未確認的可抵扣暫時性差異	**(248)**	–
Unused tax losses and deductible temporary differences not recognised	未確認的未利用稅務虧損及可抵扣暫時性差異	**16**	–
Utilisation of unused tax losses and deductible temporary differences not recognised in prior years	利用以前年度未確認的未利用稅務虧損及可抵扣暫時性差異	**(440)**	(364)
Over-provision in prior year	上年多計提的所得稅	**(59)**	–
Tax rates differential	所得稅稅率的差異	**(17)**	–
Actual tax expense	實際所得稅費用	**840**	1,677

Note:

The headquarters of the Company and its branches are taxed at rates ranging from 24% to 25% (2010: 22% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2010: 15% to 25%).

附註：

本公司總部及各分公司的所得稅稅率為24%至25%(2010年：22%至25%)。本集團的子公司的所得稅稅率為15%至25%(2010年：15%至25%)。

17 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2011 includes a profit of RMB3,519 million (2010: a profit of RMB4,892 million) which has been dealt with in the financial statements of the Company.

17 本公司股東應佔利潤

截至2011年12月31日止年度，本公司股東應佔利潤中包括一筆已列入本公司財務報表的利潤人民幣35.19億元（2010年：利潤人民幣48.92億元）。

18 Other comprehensive income

(a) Tax effects relating to other comprehensive income

18 其他綜合收益

(a) 其他綜合收益的税項影響

		2011			2010		
		Before-tax amount 税前金額 RMB million 人民幣百萬元	Tax benefit 所得税收益 RMB million 人民幣百萬元	Net-of-tax amount 税後金額 RMB million 人民幣百萬元	Before-tax amount 税前金額 RMB million 人民幣百萬元	Tax benefit 所得税收益 RMB million 人民幣百萬元	Net-of-tax amount 税後金額 RMB million 人民幣百萬元
Available-for-sale securities: net movement in fair value reserve	可供出售金融資產：公允價值儲備的淨變動	(16)	4	(12)	(18)	3	(15)

(b) There was no reclassification adjustment relating to available-for-sale securities in other comprehensive income in 2011 and 2010.

(b) 2011年及2010年無對與可供出售金融資產相關的其他綜合收益各項目進行重分類調整。

19 Dividends

A dividend in respect of the year ended 31 December 2011 of RMB0.2 per share, amounting to a total dividend of RMB1,964 million was proposed by the directors on 29 March 2012. The final dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year (Note 54(b)).

No dividend was proposed or paid in 2010.

19 股息

董事會於2012年3月29日建議按每股人民幣0.2元，共人民幣19.64億元分配截至2011年12月31日止年度的股息。於報告期日後提議派發的末期股息並未於報告期末確認為負債（附註54(b)）。

2010年度本公司沒有宣派或派發股息。

20 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2011 is based on the profit attributable to equity shareholders of the Company of RMB5,110 million (2010: RMB5,792 million) and the weighted average of 9,817,567,000 shares in issue during the year (2010: 8,314,100,000 shares), calculated as follows:

20 每股利潤

截至2011年12月31日止年度每股基本利潤是根據本公司股東應佔利潤人民幣51.10億元（2010年：人民幣57.92億元）和年內已發行股份的加權平均股數9,817,567,000股(2010年：8,314,100,000股)，計算如下：

20 Earnings per share (continued) 20 每股利潤(續)

		2011 Million shares 百萬股	2010 Million shares 百萬股
Issued ordinary shares at 1 January	於1月1日已發行普通股股數	9,818	8,003
Effect of issuance of A shares (Note 45)	發行A股的影響(附註45)	–	259
Effect of issuance of H shares (Note 45)	發行H股的影響(附註45)	–	52
Weighted average number of ordinary shares at 31 December	於12月31日已發行股份的加權平均股數	9,818	8,314

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior year.

由於本公司在本年度及上年度內並無具攤薄性的潛在普通股，所以每股攤薄利潤與每股基本利潤是相同的。

21 Property, plant and equipment, net 21 物業、廠房及設備，淨額

(a) The Group (a) 本集團

		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Aircraft 飛機 Owned 自置 RMB million 人民幣百萬元	Aircraft 飛機 Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器，設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Cost/revalued amounts:	成本／評估值：							
At 1 January 2010	於2010年1月1日	583	6,974	54,837	21,927	11,933	4,126	100,380
Additions	增購	–	18	4,921	3,552	1,368	405	10,264
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	–	700	12,665	–	359	41	13,765
Disposals	處置	–	(81)	(1,273)	(11)	(202)	(246)	(1,813)
Other reclassifications	其他重分類	28	(28)	(41)	–	41	–	–
At 31 December 2010	於2010年12月31日	611	7,583	71,109	25,468	13,499	4,326	122,596
At 1 January 2011	於2011年1月1日	611	7,583	71,109	25,468	13,499	4,326	122,596
Additions	增購	–	4	2,050	2,959	1,643	452	7,108
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	–	524	6,975	2,409	72	99	10,079
Reclassification on exercise of purchase options (Note(g))	行使購買權重分類(附註(g))	–	–	768	(768)	–	–	–
Disposals	處置	–	(80)	(5,380)	(136)	(124)	(241)	(5,961)
At 31 December 2011	於2011年12月31日	611	8,031	75,522	29,932	15,090	4,636	133,822

21 Property, plant and equipment, net (continued) 21 物業、廠房及設備，淨額（續）

(a) The Group (continued) (a) 本集團（續）

		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Aircraft 飛機: Owned 自置 RMB million 人民幣百萬元	Aircraft 飛機: Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器，設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Accumulated depreciation and impairment losses:	累計折舊及資產減值準備：							
At 1 January 2010	於2010年1月1日	122	1,670	20,844	3,938	7,428	2,705	36,707
Depreciation charge for the year	本年度折舊	18	248	4,226	1,301	872	360	7,025
Disposals	處置轉出	–	(28)	(946)	(11)	(186)	(233)	(1,404)
Other reclassifications	其他重分類	(2)	2	(35)	–	35	–	–
Impairment losses for the year	本年度資產減值準備	–	–	189	–	22	1	212
Impairment losses written off on disposal	資產減值準備轉銷	–	–	(156)	–	(2)	–	(158)
At 31 December 2010	於2010年12月31日	138	1,892	24,122	5,228	8,169	2,833	42,382
At 1 January 2011	於2011年1月1日	138	1,892	24,122	5,228	8,169	2,833	42,382
Depreciation charge for the year	本年度折舊	19	281	4,274	1,917	753	396	7,640
Reclassification on exercise of purchase options (Note(g))	行使購買權重分類（附註(g)）	–	–	324	(324)	–	–	–
Disposals	處置轉出	–	(25)	(3,171)	(136)	(53)	(217)	(3,602)
Impairment losses for the year (Note (j))	本年度資產減值準備（附註(j)）	–	–	526	–	58	–	584
Impairment losses written off on disposal	資產減值準備轉銷	–	–	(846)	–	(46)	(1)	(893)
At 31 December 2011	於2011年12月31日	157	2,148	25,229	6,685	8,881	3,011	46,111
Net book value:	賬面淨值：							
At 31 December 2011	於2011年12月31日	454	5,883	50,293	23,247	6,209	1,625	87,711
At 31 December 2010	於2010年12月31日	473	5,691	46,987	20,240	5,330	1,493	80,214

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

21 Property, plant and equipment, net (continued)

21 物業、廠房及設備，淨額(續)

(b) The Company

(b) 本公司

		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Aircraft 飛機 Owned 自置 RMB million 人民幣百萬元	Aircraft 飛機 Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器，設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Cost/revalued amounts:	成本／評估值：							
At 1 January 2010	於2010年1月1日	218	4,535	43,756	20,690	10,820	2,958	82,977
Additions	增購	–	11	4,866	3,552	1,212	297	9,938
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	–	621	9,231	–	297	35	10,184
Disposals	處置	–	(18)	(1,219)	(11)	(87)	(176)	(1,511)
Other reclassifications	其他重分類	27	(27)	(41)	–	41	–	–
At 31 December 2010	於2010年12月31日	245	5,122	56,593	24,231	12,283	3,114	101,588
At 1 January 2011	於2011年1月1日	245	5,122	56,593	24,231	12,283	3,114	101,588
Additions	增購	–	2	1,988	2,959	1,443	336	6,728
Transfer from construction in progress (Note 22)	在建工程轉入(附註22)	–	167	4,231	2,409	72	24	6,903
Reclassification on exercise of purchase options (Note(g))	行使購買權重分類(附註(g))	–	–	768	(768)	–	–	–
Disposals	處置	–	(11)	(4,027)	(136)	(87)	(171)	(4,432)
At 31 December 2011	於2011年12月31日	245	5,280	59,553	28,695	13,711	3,303	110,787

21 Property, plant and equipment, net (continued) 21 物業、廠房及設備，淨額(續)

(b) The Company (continued) (b) 本公司(續)

		Investment properties 投資性房地產 RMB million 人民幣百萬元	Buildings 建築物 RMB million 人民幣百萬元	Aircraft 飛機: Owned 自置 RMB million 人民幣百萬元	Aircraft 飛機: Acquired under finance leases 以融資性租賃持有 RMB million 人民幣百萬元	Other flight equipment, including rotables 其他飛行設備，包括周轉件 RMB million 人民幣百萬元	Machinery, equipment and vehicles 機器，設備及汽車 RMB million 人民幣百萬元	Total 總計 RMB million 人民幣百萬元
Accumulated depreciation and impairment losses:	累計折舊及資產減值準備：							
At 1 January 2010	於2010年1月1日	74	1,051	17,250	3,730	6,869	1,991	30,965
Depreciation charge for the year	本年度折舊	8	173	3,352	1,216	767	259	5,775
Disposals	處置轉出	–	(8)	(892)	(11)	(76)	(173)	(1,160)
Other reclassifications	其他重分類	(2)	2	(35)	–	35	–	–
Impairment losses for the year	本年度資產減值準備	–	–	80	–	22	–	102
Impairment losses written off on disposal	資產減值準備轉銷	–	–	(156)	–	(2)	–	(158)
At 31 December 2010	於2010年12月31日	80	1,218	19,599	4,935	7,615	2,077	35,524
At 1 January 2011	於2011年1月1日	80	1,218	19,599	4,935	7,615	2,077	35,524
Depreciation charge for the year	本年度折舊	7	203	3,272	1,831	634	297	6,244
Reclassification on exercise of purchase options (Note(g))	行使購買權重分類(附註(g))	–	–	324	(324)	–	–	–
Disposals	處置轉出	–	(7)	(2,394)	(136)	(25)	(160)	(2,722)
Impairment losses for the year (Note (j))	本年度資產減值準備(附註(j))	–	–	521	–	58	–	579
Impairment losses written off on disposal	資產減值準備轉銷	–	–	(840)	–	(46)	–	(886)
At 31 December 2011	於2011年12月31日	87	1,414	20,482	6,306	8,236	2,214	38,739
Net book value:	賬面淨值：							
At 31 December 2011	於2011年12月31日	158	3,866	39,071	22,389	5,475	1,089	72,048
At 31 December 2010	於2010年12月31日	165	3,904	36,994	19,296	4,668	1,037	66,064

(Expressed in Renminbi)

21 Property, plant and equipment, net (continued)

(c) Most of the Group's buildings are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang, Wuhan and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments in respect of land use rights totaling RMB56 million were paid to CSAHC during 2011 (2010: RMB22 million) in respect of these leases.

(d) As at 31 December 2011, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB53,062 million and RMB43,932 million, respectively (2010: RMB46,194 million and RMB38,096 million, respectively) were mortgaged under certain loans or certain lease agreements (Notes 35 and 36).

(e) As at 31 December 2011, certain buildings of the Group with an aggregate carrying value of approximately RMB17 million were mortgaged for certain banking facilities granted by a PRC commercial bank (2010: RMB18 million).

(f) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB82 million (2010: RMB74 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

21 物業、廠房及設備，淨額(續)

(c) 本集團基本上所有建築物均位於中國。本集團已獲中國政府有關部門正式授予若干塊位於廣州、深圳、珠海、北海、長沙、汕頭、海口、鄭州、吉林、貴陽及武漢等其他中國城市的土地使用權，租約年期為30至70年，並於2020年至2073年間期滿。就其他本集團建築物所在中國地區之土地，本集團根據本公司與南航集團訂立之若干租賃協議獲正式授予其使用權，年期為3年。就此等土地租賃協議，本集團於2011年內向南航集團支付了租金人民幣0.56億元(2010年：人民幣0.22億元)。

(d) 於2011年12月31日，本集團及本公司有賬面總值分別為人民幣530.62億元及人民幣439.32億元之飛機已用作抵押若干貸款或租賃協議(2010年：分別為人民幣461.94億元及人民幣380.96億元)(附註35及36)。

(e) 於2011年12月31日，本集團為取得一家中國商業銀行的授信額度，抵押了資產淨值總額為人民幣0.17億元的建築物(2010年：人民幣0.18億元)。

(f) 本集團以經營租賃形式租出投資性房地產及若干飛行訓練設備。這些租賃首次租期一般為1至14年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。各項租賃均不包含或有租金。本集團於本年度內就這些租賃取得租金收入合共人民幣0.82億元(2010年：人民幣0.74億元)。

所有經營性租賃且符合投資性房產定義的資產已被歸類為投資性房地產。

21 Property, plant and equipment, net (continued)

(f) (continued)
The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Within 1 year	1年內	36	76
After 1 year but within 5 years	1年以上，但5年以內	62	97
After 5 years	5年以上	–	1
		98	174

As at 31 December 2011, the net book value of the aircraft and flight training facilities leased out by the Group and the Company under operating leases amounted to RMB33 million and RMB114 million, respectively (2010: RMB43 million and RMB735 million, respectively).

(g) During the year, the Company exercised the purchase options stipulated in the aircraft finance lease agreements and two A320-200 aircraft were reclassified as owned aircraft from finance leased aircraft.

(h) The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example, discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

(i) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

21 物業、廠房及設備，淨額（續）

(f) （續）
本集團就不可撤銷的經營性租賃以後應收的最低租賃付款額如下：

於2011年12月31日，本集團及本公司以經營性租賃租出若干飛機及飛行訓練設施，其賬面淨值分別為人民幣0.33億元及人民幣1.14億元(2010年：分別為人民幣0.43億元及人民幣7.35億元)。

(g) 於本年度，本公司行使了融資租賃飛機購買權並將兩架A320-200飛機由融資租賃飛機轉為自有飛機。

(h) 投資性房地產位於國內，而其所處地區相似的房地產市場成交較少。在缺乏近期成交價格及其他可靠的公允價值估算方法下(例如折現預計現金流)，本集團不能可靠地評估投資性房地產的公允價值。

(i) 根據本公司在2002年及2003年分別與若干獨立第三方訂立的兩項安排(「安排」)，本公司分別出售了一架飛機後隨即把該飛機租回。本公司擁有在若干年後購買該等飛機的認購權。如果本公司提前結束租賃協議，本公司須向出租人支付一筆預定賠償款。本公司只要在遵守租賃協議的情況下，便可獲得使用該等飛機以及持續佔有及營運該等飛機的權利。由於本公司保留與擁有飛機相關的實質上所有風險與回報，而所享有的權利大致上亦與訂立協議前相同，故並未對物業、廠房及設備作出任何調整。

(Expressed in Renminbi)

21 Property, plant and equipment, net (continued)

(j) During the year, in view of the age of the Group's fleet of Boeing 737-300 aircraft, the Group planned to dispose of these aircraft and commenced the process of seeking buyers. The Group assessed the recoverable amounts of these aircraft and related fleet assets. Based on the assessment, the carrying amounts of these aircraft and the related fleet assets were written down by RMB544 million as at 31 December 2011.

In prior years, the Group planned to dispose of its fleet of MD90, Airbus 300-600 aircraft and Boeing 757-200 aircraft. These aircraft and related assets' carrying amounts were written down to their recoverable amounts and impairment losses of RMB1,056 million were made as at 31 December 2010. During the year, the MD90 and Airbus 300-600 aircraft fleet and two Boeing 757-200 aircraft were disposed of and a net gain of RMB123 million was recognised in the consolidated income statement. As at 31 December 2011, the Group reviewed the recoverable amounts of the remaining aircraft related assets and a further RMB40 million impairment provision was made.

The estimates of recoverable amounts were based on the greater of the assets' fair value less costs to sell and its value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet.

(k) As at 31 December 2011 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Hunan, Xinjiang, Henan, Shenzhen, Beijing, Shanghai, Sanya, Zhuhai and Shenyang, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2011, carrying value of such properties of the Group and the Company amounted to RMB3,303 million and RMB2,341 million, respectively (2010: RMB3,271 million and RMB2,284 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

21 物業、廠房及設備，淨額(續)

(j) 於本年，考慮到本集團現有的波音737-300型飛機機齡較老舊，本集團計劃處置上述飛機並開始尋找購買者。於2011年12月31日，本集團評估了這些飛機及相關資產的可收回金額。根據評估，這些飛機及相關資產的賬面淨值於2011年12月31日撇減人民幣5.44億元。

於以前年度，本集團計劃處置本集團的MD90、空客300-600和波音757-200型飛機。這些飛機及相關資產賬面價值已撇減至其可收回金額並於2010年12月31日錄得減值損失共計人民幣10.56億元。於本年度，MD90、空客300-600和2架B757-200飛機已處置並錄得淨收益人民幣1.23億元。本集團於2011年12月31日對尚留存的飛機相關資產的可收回金額進行評估並進一步將其賬面價值撇減人民幣0.40億元。

預計可收回金額為該等資產的公允價值減去處置費用後的淨額及使用價值中的較高者，公允價值是參考該機型近期公開市場交易價格加以確定。

(k) 於2011年12月31日及截至本財務報表的批准日，本集團目前正在為位於廣州(包括廣州白雲國際機場)、廈門、黑龍江、吉林、大連、湖南、新疆、河南、深圳、北京、上海、三亞、珠海及沈陽的物業申領土地使用權證書和物業權證書。本集團擁有該等物業的權益但未獲簽發土地使用權證書和物業權證書。於2011年12月31日，該等物業在本集團和本公司的賬面值分別為人民幣33.03億元及人民幣23.41億元(2010年：分別為人民幣32.71億元及人民幣22.84億元)。本公司董事認為本集團使用及於上述物業進行各種經營活動並沒有因暫未取得有關土地使用權證書和物業權證書而受到任何影響。

22 Construction in progress

22 在建工程

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
At 1 January	於1月1日	**10,069**	18,059	**8,606**	15,460
Additions	增加	**16,449**	6,068	**9,995**	3,568
Transferred to property, plant and equipment (Note 21)	轉出至物業、廠房及設備(附註21)	**(10,079)**	(13,765)	**(6,903)**	(10,184)
Transferred to lease prepayments and other assets upon completion of development, or other receivables	完工轉出至預付租賃款及其他資產，或其他應收款	**(499)**	(293)	**(33)**	(238)
At 31 December	於12月31日	**15,940**	10,069	**11,665**	8,606

The construction in progress as at 31 December 2011 mainly related to advance payments for acquisition of aircraft and progress payments for other construction projects at the Shantou New Airport, Sydney Office Building and Shenyang aircraft maintenance warehouse.

The construction of Yuanquan Pilot Apartment Building Project was commenced in 2008 and the progress payments for the construction paid by Xiamen Airlines was recorded in construction in progress in previous years according to the signed agreement with a third party. Pursuant to a supplementary contract entered in 2011, construction progress payments of RMB242 million paid by Xiamen Airlines for certain buildings of the project will be transferred to the third party and accordingly such payments will be reimbursed to the Group. Therefore, the amount was reclassified from construction in progress to other receivables during the year.

As at 31 December 2011, no advance payments for acquisition of aircraft of the Group (2010: RMB2,869 million) were mortgaged under loan agreements (Note 35).

於2011年12月31日的在建工程主要為購買飛機預付款及其他位於汕頭機場、悉尼辦事處辦公樓及沈陽飛機維修基地的工程項目的工程進度款。

廈門航空自2008年起承建源泉山莊飛行員公寓且支付的工程進度款已根據與一第三方簽訂的協議於以前年度列示於在建工程中。根據於2011年簽訂的補充協定，上述在建工程中的若干建築物歸該第三方所有，且該第三方將會歸還廈門航空之前已支付的工程進度款約人民幣2.42億元。因此，該工程進度款於本年度由在建工程重分類至其他應收款。

於2011年12月31日，本集團無(2010年：人民幣28.69億元)購買飛機的預付款用以抵押若干貸款協議(附註35)。

23 Investments in subsidiaries

23 於子公司權益

		The Company 本公司	
		2011 **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元
Unlisted capital contributions, at cost	非上市公司出資，按成本列示	**2,234**	2,174
Less: impairment loss	減：減值虧損	**(43)**	(43)
		2,191	2,131

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts exceeded their recoverable amounts by approximately RMB43 million (2010: RMB43 million). Accordingly, a provision for impairment loss of RMB43 million was recorded as of 31 December 2011 in the Company's statement of financial position (2010: RMB43 million).

於本年度，管理層對錄得虧損的子公司的可收回金額進行評估，並認為對這些子公司投資的賬面金額超出其可收回金額約人民幣0.43億元(2010年：人民幣0.43億元)。因此本公司已於2011年12月31日就這些子公司投資計提減值準備人民幣0.43億元(2010年：人民幣0.43億元)。

Pursuant to an agreement entered into by the equity holders of Guizhou Airlines Company Limited ("Guizhou Airlines") (a 60% subsidiary of the Company) in 2011, the share holders agreed to make a total capital injection of RMB300 million into Guizhou Airlines according to their equity holding percentages by 2013. The Company and the non-controlling interest holder injected RMB60 million and RMB40 million into Guizhou Airlines in 2011, respectively.

根據貴州航空有限公司(「貴州航空」)(本公司持股60%的子公司)股東簽訂的相關協議，該公司股東將於2013年前按持股比例對貴州航空注資人民幣3億元。本公司及貴州航空的非控股股東於2011年分別向其注資人民幣0.6億元及人民幣0.4億元。

Details of the Group's principal subsidiaries are set out in Note 59.

本集團之主要子公司之詳情請見附註59。

24 Interest in associates

24 於聯營公司權益

		The Group 本集團 2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Share of net assets	應佔淨資產	**746**	309

		The Company 本公司 2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Unlisted shares/capital contributions, at cost	對非上市企業股份／出資，按成本列示	**468**	435
Less: impairment losses	減：減值虧損	**(139)**	(289)
		329	146

In the Company's statement of financial position, a provision for impairment losses of RMB139 million (2010: RMB289 million) was recorded as of 31 December 2011 in respect of investments in certain associate in which their carrying amounts were determined to be not fully recoverable.

於2011年12月31日，本公司的資產負債表中對若干被認為是無法全數收回賬面金額的聯營公司投資計提了減值準備人民幣1.39億元(2010年：人民幣2.89億元)。

During the year, the Company injected capital of RMB37 million to an associate according to its existing share percentages.

本公司於2011年按其持股比例向一間聯營公司注資人民幣0.37億元。

24 Interest in associates (continued)

24 於聯營公司權益(續)

The details of the Group's principal associates are set out in Note 60, all of which are unlisted corporate entities.

有關本集團主要聯營公司之詳情載於附註60，它們均為非上市企業。

Summary financial information on associates

聯營公司的財務資料概要

		100 Percent 100%		Group's effective interest 本集團應享權益	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Non-current assets	非流動資產	**15,244**	13,026	**5,741**	4,909
Current assets	流動資產	**6,331**	4,802	**1,733**	1,275
Non-current liabilities	非流動負債	**(9,977)**	(6,975)	**(3,888)**	(2,718)
Current liabilities	流動負債	**(9,319)**	(9,993)	**(2,840)**	(3,286)
Net assets	淨資產	**2,279**	860	**746**	180
Net liabilities not shared by the Group	本集團未承擔的超額虧損			**–**	129
				746	309
Revenue	收入	**13,534**	9,924	**5,217**	3,843
Expenses	開支	**(11,985)**	(9,706)	**(4,632)**	(3,765)
Profit for the year	本年度利潤	**1,549**	218	**585**	78
Net profit not shared by the Group	不歸屬於本集團的淨利潤			**(129)**	(22)
The Group's share of associates' results	歸屬於本集團的利潤			**456**	56

25 Interest in jointly controlled entities

25 於合營公司權益

		The Group 本集團	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Share of net assets	應佔淨資產	**985**	863

		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Unlisted capital contributions, at cost	對非上市企業出資，按成本列示	**483**	483

25 Interest in jointly controlled entities (continued)

25 於合營公司權益(續)

The details of the Group's principal jointly controlled entities are set out in Note 60, all of which are unlisted corporate entities.

有關本集團主要合營公司之詳情載於附註60,它們均為非上市企業。

Summary financial information on jointly controlled entities

合營公司的財務資料概要

		Group's effective interest 本集團應享權益	
		2011	2010
		RMB million 人民幣百萬元	RMB million 人民幣百萬元
Non-current assets	非流動資產	**931**	806
Current assets	流動資產	**811**	691
Non-current liabilities	非流動負債	**(282)**	(207)
Current liabilities	流動負債	**(475)**	(427)
Net assets	淨資產	**985**	863
Revenue	收入	**1,107**	943
Expenses	開支	**(982)**	(831)
Profit for the year	本年度利潤	**125**	112

26 Other investments in equity securities

26 其他股權投資

		The Group 本集團		The Company 本公司	
		2011	2010	**2011**	2010
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Unlisted equity securities, at cost	對非上市的股權投資,按成本列示	**166**	166	**100**	100

Dividend income from unlisted securities of the Group amounted to RMB10 million during the year ended 31 December 2011 (2010: RMB11 million).

本集團於本年度從非上市證券收到的股息共人民幣0.10億元(2010年:人民幣0.11億元)。

27 Available-for-sale equity securities

27 可供出售金融資產

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Available-for-sale equity securities – Listed in the PRC	可供出售金融資產 一於國內上市	**64**	80	**21**	33
Market value of listed securities	上市證券的公允價值	**64**	80	**21**	33

Dividend income from listed securities of the Group amounted to RMB318,000 during the year ended 31 December 2011 (2010: RMB2 million).

本集團於本年度的上市證券股息收入為人民幣318,000元(2010:人民幣0.02億元)。

28 Deferred tax assets/(liabilities)

28 遞延所得稅資產╱(負債)

(a) Movements of net deferred tax assets/(liabilities) are as follows:

(a) 遞延所得稅資產╱(負債)淨額的變動如下:

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
At 1 January	於1月1日	**50**	(410)	**911**	466
Credited to income statement (Note 16(a))	轉入利潤表 (附註16(a))	**617**	457	**337**	447
Credited/(charged) to other comprehensive income (Note 18(a))	轉入其他綜合收益 (附註18(a))	**4**	3	**3**	(2)
At 31 December	於12月31日	**671**	50	**1,251**	911

28 Deferred tax assets/(liabilities) (continued)

28 遞延所得稅資產╱(負債)(續)

(b) The components of deferred tax assets/(liabilities) recognised are analysed as follows:

(b) 遞延所得稅資產╱(負債)由以下項目組成：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Deferred tax assets:	**遞延所得稅資產：**				
Accrued expenses	預提費用	**1,045**	802	**806**	654
Deferred revenue	遞延收入	**127**	334	**77**	305
Provision for impairment losses	減值準備	**443**	127	**412**	93
Others	其他	**29**	26	**8**	17
Total deferred tax assets	遞延所得稅資產總額	**1,644**	1,289	**1,303**	1,069
Deferred tax liabilities:	**遞延所得稅負債：**				
Accrued expenses	預提費用	**(270)**	(390)	**–**	–
Depreciation allowances in excess of the related depreciation	稅務折舊超出會計折舊	**(591)**	(781)	**–**	(109)
Change in fair value of available-for-sale equity securities	可供出售金融資產的公允價值變動	**(10)**	(14)	**(3)**	(6)
Others	其他	**(102)**	(54)	**(49)**	(43)
Total deferred tax liabilities	遞延所得稅負債總額	**(973)**	(1,239)	**(52)**	(158)
Net deferred tax assets	遞延所得稅資產淨額	**671**	50	**1,251**	911

28 Deferred tax assets/(liabilities) (continued)

28 遞延所得稅資產╱(負債)(續)

(b) The components of deferred tax assets/(liabilities) recognised are analysed as follows (continued):

(b) 遞延所得稅資產╱(負債)由以下項目組成:(續)

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Net deferred tax assets recognised in the statement of financial position	資產負債表中確認的遞延所得稅資產淨額	**1,300**	962	**1,251**	911
Net deferred tax liabilities recognised in the statement of financial position	資產負債表中確認的遞延所得稅負債淨額	**(629)**	(912)	**–**	–
		671	50	**1,251**	911

(c) Deferred tax assets not recognised

At 31 December 2011, deferred tax assets were not recognised in relation to certain unused tax losses and other deductible temporary differences. The unrecognised unused tax losses and deductible temporary differences are analysed as follows:

(c) 未予以確認的遞延所得稅資產

於2011年12月31日,本集團並未就部分稅務虧損及部分可抵扣暫時性差異確認遞延所得稅資產。未確認的稅務虧損和可抵扣暫時性差異列示如下:

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Tax losses	**稅務虧損**	**365**	574	**–**	–
Other deductible temporary differences:	**其他可抵扣暫時性差異:**				
– Accrued expenses	–預提費用	**87**	689	**–**	671
– Provision for impairment losses	–資產減值準備	**–**	1,861	**–**	1,861
		87	2,550	**–**	2,532
		452	3,124	**–**	2,532

28 Deferred tax assets/(liabilities) (continued)

(c) Deferred tax assets not recognised (continued)

At 31 December 2011, the Group's and the Company's deductible temporary differences amounting to RMB87 million (2010: RMB2,550 million) and nil (2010: RMB2,532 million) respectively have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. The Group's unused tax losses of RMB365 million (2010: RMB574 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

28 遞延所得稅資產╱(負債)(續)

(c) 未予以確認的遞延所得稅資產(續)

於2011年12月31日，本集團及本公司並未確認為遞延所得稅資產的可抵扣暫時性差異分別為人民幣0.87億元(2010年：人民幣25.5億元)及人民幣零元(2010年：人民幣25.32億元)。管理層預計在可預見未來不大可能產生足夠的應稅利潤以利用這些可抵扣暫時性差異的轉回。

中國所得稅稅務虧損可以抵扣最多未來5年的應納稅所得額。於2011年12月31日，本集團未確認為遞延所得稅資產的稅務虧損總額分別為人民幣3.65億元(2010年：人民幣5.74億元)。這是由於管理層預計在這些稅務虧損過期前，本集團不大可能產生足夠的未來應納稅所得額以利用這些稅務虧損。未確認遞延所得稅資產的未使用稅務虧損到期日分析如下：

		The Group 本集團	
		2011	2010
		RMB million 人民幣百萬元	RMB million 人民幣百萬元
Expiring in:	到期年限：		
2011	2011年	**–**	23
2012	2012年	**–**	13
2013	2013年	**223**	370
2014	2014年	**131**	168
2015	2015年	**–**	–
2016	2016年	**11**	–
		365	574

29 Other assets

29 其他資產

		The Group 本集團			
		Lump sum housing benefits 一次性住房補貼 RMB million 人民幣百萬元 Note (48(b)(i)) 附註(48(b)(i))	Prepayment for exclusive use right of an airport terminal 機場航站樓獨家使用權的預付款 RMB million 人民幣百萬元	Others 其他 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
At 1 January 2010	於2010年1月1日	66	300	192	558
Additions	本年度增加	–	–	44	44
Transferred from construction in progress (Note 22)	由在建工程轉入(附註22)	–	–	39	39
Amortisation for the year	本年度攤銷	(26)	(10)	(79)	(115)
At 31 December 2010	於2010年12月31日	40	290	196	526
At 1 January 2011	於2011年1月1日	**40**	**290**	**196**	**526**
Additions	本年度增加	**–**	**–**	**46**	**46**
Transferred from construction in progress (Note 22)	由在建工程轉入(附註22)	**–**	**–**	**33**	**33**
Amortisation for the year	本年度攤銷	**(26)**	**(10)**	**(69)**	**(105)**
At 31 December 2011	於2011年12月31日	**14**	**280**	**206**	**500**

29 Other assets (continued) 29 其他資產(續)

		The Company 本公司			
		Lump sum housing benefits 一次性住房補貼 RMB million 人民幣百萬元 Note (48(b)(i)) 附註(48(b)(i))	Prepayment for exclusive use right of an airport terminal 機場航站樓獨家使用權的預付款 RMB million 人民幣百萬元	Others 其他 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
At 1 January 2010	於2010年1月1日	66	300	146	512
Additions	本年度增加	–	–	18	18
Transferred from construction in progress (Note 22)	由在建工程轉入(附註22)	–	–	39	39
Amortisation for the year	本年度攤銷	(26)	(10)	(62)	(98)
At 31 December 2010	於2010年12月31日	40	290	141	471
At 1 January 2011	於2011年1月1日	**40**	**290**	**141**	**471**
Additions	本年度增加	**–**	**–**	**26**	**26**
Transferred from construction in progress (Note 22)	由在建工程轉入(附註22)	**–**	**–**	**33**	**33**
Amortisation for the year	本年度攤銷	**(26)**	**(10)**	**(47)**	**(83)**
At 31 December 2011	於2011年12月31日	**14**	**280**	**153**	**447**

30 Inventories

30 存貨

(a) Inventories in the statement of financial position comprise:

(a) 存貨包括：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Expendable spare parts and maintenance materials	消耗備件及維修物料	**1,430**	1,219	**1,163**	989
Other supplies	其他物資	**188**	136	**109**	74
		1,618	1,355	**1,272**	1,063

(b) The analysis of the amount of inventories recognised as an expense and included in income statement is as follows:

(b) 於利潤表內確認的存貨成本的分析如下：

		The Group 本集團	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Consumption	消耗	**1,134**	1,040
Write-down of inventories	存貨跌價準備	**141**	8
		1,275	1,048

Certain expendable spare parts and maintenance materials have been written down as a result of fleet adjustments during the current and prior year (Note 6).

於本年及以前年度計提的存貨跌價準備是由於機隊進行調整所致(附註6)。

31 Trade receivables

31 應收賬款

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Trade receivables	應收賬款	**2,176**	2,022	**1,884**	1,723
Less: allowance for doubtful debts	呆賬準備	**(29)**	(30)	**(25)**	(27)
		2,147	1,992	**1,859**	1,696

31 Trade receivables (continued)

31 應收賬款（續）

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

(a) 賬齡分析

本集團向銷售代理及其他客戶提供的信貸期限一般由1個月至3個月不等。以下是應收賬款減去呆賬準備的賬齡分析：

		The Group 本集團		The Company 本公司	
		2011 **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元	**2011** **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元
Within 1 month	1個月內	**1,977**	1,829	**1,729**	1,614
More than 1 month but less than 3 months	超過1個月但少於3個月	**164**	134	**125**	78
More than 3 months but less than 12 months	超過3個月但少於12個月	**6**	29	**5**	4
		2,147	1,992	**1,859**	1,696

All of the trade receivables are expected to be recovered within one year.

所有應收賬款預計將於1年內收回。

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(l)).

The movements in the allowance for doubtful debts during the year are as follows:

(b) 應收賬款減值

除非本集團認為金額的收回可能性極低，否則應收賬款的減值損失應在呆賬準備中記錄。對認為收回可能性極低的金額，該金額可直接沖減相關的應收賬款（附註2(l)）。

呆賬準備於本年度的變動情況如下：

		The Group 本集團		The Company 本公司	
		2011 **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元	**2011** **RMB million** **人民幣百萬元**	2010 RMB million 人民幣百萬元
At 1 January	於1月1日	**30**	30	**27**	27
Impairment loss recognised	減值虧損確認	**6**	–	**5**	–
Impairment loss written back	減值虧損轉回	**(5)**	–	**(5)**	–
Uncollectible amounts written off	不可收回數額沖銷	**(2)**	–	**(2)**	–
At 31 December	於12月31日	**29**	30	**25**	27

31 Trade receivables (continued)

31 應收賬款(續)

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

(c) 未計提呆賬準備的應收賬款

無論個別或組合地考慮均不認為需作減值虧損的應收款的賬齡分析如下：

		The Group 本集團		The Company 本公司	
		2011	2010	**2011**	2010
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Neither past due nor impaired	未逾期及未計提呆賬準備	**2,141**	1,963	**1,854**	1,692

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

未逾期及未計提呆賬準備的應收賬款均為應收近期未有不良還款記錄的客戶的款項。

32 Other receivables

As at 31 December 2011, other receivables of RMB4,988 million mainly includes the wealth management products purchased by Xiamen Airlines from a state-owned commercial bank. These products are repo bonds and bear annualised interest rates from 5.00% to 5.82% with maturity dates from 92 days to 183 days from dates of purchase. The principal of the outstanding wealth management products was RMB3,500 million as at 31 December 2011, of which RMB3,400 million subsequently matured and received as of the date of the issuance of the report. The total interest income on these wealth management products was RMB128 million in 2011.

32 其他應收款項

於2011年12月31日，其他應收賬款餘額人民幣49.88億元主要包括廈門航空自一國有商業銀行購買的理財產品。這些回購債券的年利率為5.00%至5.82%，到期日為自購買日起92天到183天。於2011年12月31日，該理財產品包括應收本金人民幣35.00億元，其中人民幣34.00億元已於報告日前到期並收回。2011年上述理財產品的利息收入為人民幣1.28億元。

33 Cash and cash equivalents

33 現金及現金等價物

(a) Cash and cash equivalents comprise:

(a) 現金及現金等價物包括：

		The Group 本集團		The Company 本公司	
		2011	2010	**2011**	2010
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Deposits with banks and other financial institution	定期存款	**5,108**	7,445	**2,762**	4,807
Cash at bank and in hand	銀行存款及現金	**4,755**	2,959	**3,440**	2,529
Cash and cash equivalents in the statement of financial position	資產負債表所列示的現金及現金等價物	**9,863**	10,404	**6,202**	7,336

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated 22 May 1997, as revised subsequently on 31 December 2004, 15 November 2007 and 8 November 2010 between the Company and SA Finance, all of the Group's deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance.

As at 31 December 2011, the Group's and the Company's deposits with SA Finance amounted to RMB2,493 million and RMB2,441 million, respectively (2010: RMB1,111 million and RMB998 million, respectively) (Note 47(d)(ii)).

中國南航集團財務有限公司(「南航財務」)是一家受南航集團控制的獲中國核准的金融機構，同時亦為本集團的聯營公司。根據本公司與南航財務於1997年5月22日簽訂並於2004年12月31日、2007年11月15日及2010年11月8日更新的金融服務協議，南航財務從本集團收到的所有存款已即時由其存放於幾家指定的主要國內銀行。

於2011年12月31日，本集團及本公司在南航財務的存款總額分別為人民幣24.93億元及人民幣24.41億元(2010年：分別為人民幣11.11億元及人民幣9.98億元)(附註47(d)(ii))。

33 Cash and cash equivalents (continued)

33 現金及現金等價物(續)

(b) Reconciliation of profit before taxation to cash generated from operating activities:

(b) 將税前利潤調節為經營業務之現金流入:

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Profit before taxation	税前利潤		6,930	8,089
Depreciation of property, plant and equipment	物業、廠房及設備的折舊	21(a)	7,640	7,025
Other amortisation	其他攤銷	11	122	111
Amortisation of deferred benefits and gains	遞延收益的攤銷	11	(73)	(71)
Impairment losses on property, plant and equipment	物業、廠房及設備減值損失	21(j)	584	212
Share of profits of associates	應佔聯營公司業績	24	(456)	(56)
Share of profits of jointly controlled entities	應佔合營公司業績	25	(125)	(112)
(Gain)/loss on sale of property, plant and equipment, net and lease prepayments	出售物業、廠房及設備,淨額及租賃預付款(收益)/損失	13	(145)	9
Gain on sale of a jointly controlled entity	出售合營公司收益		–	(1,078)
Gain on deemed disposal of equity interest in a subsidiary	視同出售子公司股權收益		–	(17)
Interest income	利息收入		(179)	(93)
Interest income on wealth management products	理財產品利息收入	32	(128)	–
Interest expense	利息支出	14	1,067	1,265
(Gain)/loss on derivative financial instruments, net	衍生工具(收益)/損失,淨額		(1)	30
Dividend income from other investments in equity securities	其他投資的股利收益	26/27	(10)	(13)
Exchange gain, net	匯兑收益,淨額		(2,882)	(1,673)
Increase in inventories	存貨增加		(263)	(107)
Increase in trade receivables	應收賬款增加		(155)	(647)
Decrease in other receivables	其他應收款減少		283	14
Decrease in prepaid expenses and other current assets	預付費用及其他流動資產減少		4	130
(Decrease)/increase in net amounts due to related companies	應付關聯公司淨額(減少)/增加		(220)	74
Increase/(decrease) in trade payables	應付賬款增加/(減少)		1,041	(3,109)
Increase in sales in advance of carriage	票證結算增加		1,695	1,408
Increase in accrued expenses	預提費用增加		113	1,199
Increase/(decrease) in other liabilities	其他負債增加/(減少)		554	(200)
Increase in deferred revenue	遞延收入增加		737	438
Increase in provision for major overhauls	大修準備增加		5	220
Decrease in provision for early retirement benefits	提早退休福利準備減少		(29)	(30)
Increase in deferred benefits and gains	遞延收益增加		78	6
Cash generated from operating activities	經營業務現金流入		16,187	13,024

34 Financial liabilities

34 金融負債

	The Group and the Company 本集團與本公司	
	2011	2010
	RMB million 人民幣百萬元	RMB million 人民幣百萬元
Foreign exchange forward option contracts 外匯遠期期權合約	**–**	13

Further disclosures of the financial derivative instruments are set out in Notes 51(c) and (f).

有關金融衍生工具之詳情載於附註51(c)及(f)。

35 Bank and other loans

35 銀行及其他貸款

(a) At 31 December 2011, bank and other loans were repayable as follows:

(a) 於2011年12月31日，銀行及其他貸款於下列期間到期：

	The Group 本集團		The Company 本公司	
	2011	2010	**2011**	2010
	RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
Within 1 year or on demand 1年內到期	**18,789**	9,324	**14,459**	8,429
After 1 year but within 2 years 1年以上，2年以內	**9,085**	10,533	**7,501**	9,179
After 2 years but within 5 years 2年以上，5年以內	**10,687**	11,432	**7,401**	9,443
After 5 years 5年以上	**9,265**	9,911	**7,581**	7,629
	29,037	31,876	**22,483**	26,251
	47,826	41,200	**36,942**	34,680

35 Bank and other loans (continued)

35 銀行及其他貸款(續)

(b) At 31 December 2011, bank and other loans are analysed as follows:

(b) 於2011年12月31日,銀行及其他貸款之分析如下:

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Short-term bank loans	短期銀行貸款	**6,925**	3,568	**4,108**	3,560
Long-term bank and other loans due within one year (classified as current liabilities)	於1年內到期的長期銀行及其他貸款(列作流動負債)	**11,864**	5,756	**10,351**	4,869
		18,789	9,324	**14,459**	8,429
Long-term bank and other loans due after one year (classified as non-current liabilities)	於1年後到期的長期銀行及其他貸款(列作非流動負債)	**29,037**	31,876	**22,483**	26,251
		47,826	41,200	**36,942**	34,680
Representing:	代表:				
Bank loans	銀行貸款	**47,823**	41,197	**36,942**	34,680
Other loans	其他貸款	**3**	3	**–**	–
		47,826	41,200	**36,942**	34,680

(c) As at 31 December 2011, the Group's and the Company's weighted average interest rates on short-term borrowings were 3.09% and 2.79% per annum, respectively (2010: 1.78% and 1.78% per annum, respectively).

(c) 於2011年12月31日,本集團及本公司短期借款的加權平均年利率分別為3.09%及2.79%(2010年:分別為1.78%及1.78%)。

35 Bank and other loans (continued)

35 銀行及其他貸款（續）

(d) Details of bank and other loans with original maturity over one year are as follows:

(d) 原到期日超過1年的銀行及其他貸款的詳情如下：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Renminbi denominated loans	**以人民幣為單位之貸款**				
Non-interest bearing loan from a municipal government authority	來自市政府機關之免息貸款	**3**	3	**–**	–
Fixed interest rate at 4.86% per annum as at 31 December 2011, with maturities through 2013	於2011年12月31日，固定年利率為4.86%至2013年期間到期	**60**	–	**–**	–
Floating interest rates 90%, 95%, 100% of benchmark interest rate (stipulated by PBOC) as at 31 December 2011, with maturities through 2014	於2011年12月31日，浮動年利率為90%，95%，100%的中國人民銀行人民幣同期貸款基準利率，至2014年期間到期	**683**	832	**–**	–
United States Dollars denominated loans	**以美元為單位之貸款**				
Fixed interest rates ranging from 3.00% to 4.69% per annum as at 31 December 2011, with maturities through 2017	於2011年12月31日，固定年利率為3.00%至4.69%，至2017年期間到期	**563**	1,347	**–**	572
Floating interest rates ranging from 1-month LIBOR + 0.50% to 2.20% per annum as at 31 December 2011, with maturities through 2020	於2011年12月31日，浮動利率為1個月倫敦銀行同業拆息加0.50%至2.20%，至2020年期間到期	**3,823**	4,677	**3,823**	4,676
Floating interest rates ranging from 3-month LIBOR + 0.50% to 3.01% per annum as at 31 December 2011, with maturities through 2021	於2011年12月31日，浮動年利率為3個月倫敦銀行同業拆息加0.50%至3.01%，至2021年期間到期	**27,707**	21,376	**25,280**	20,671
Floating interest rates ranging from 6-month LIBOR + 0.30% to 3.15% per annum as at 31 December 2011, with maturities through 2021	於2011年12月31日，浮動年利率為6個月倫敦銀行同業拆息加0.30%至3.15%，至2021年期間到期	**8,062**	9,397	**3,731**	5,201
		40,901	37,632	**32,834**	31,120
Less: loans due within one year classified as current liabilities	減：列作流動負債的1年內到期貸款	**(11,864)**	(5,756)	**(10,351)**	(4,869)
		29,037	31,876	**22,483**	26,251

35 Bank and other loans (continued)

35 銀行及其他貸款(續)

(e) The remaining contractual maturities at the end of the financial year of the Group's and the Company's bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial year) and the earliest date the Group and the Company can be required to pay, are as follows:

(e) 根據合約非折現的現金流(包括根據合約利率計算的應償付利息,如果該借款為浮動利率,則採用報告期末的現行相應利率)及本集團可以被要求最早付款的日期,本集團及本公司於報告期末需償付的銀行及其他貸款剩餘的合約到期日如下:

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Contractual undiscounted cash flows	合約非折現的現金流				
Within 1 year	1年內到期	**20,784**	9,974	**16,162**	8,927
After 1 year but within 2 years	1年以上,2年以內	**10,072**	10,997	**8,300**	9,521
After 2 years but within 5 years	2年以上,5年以內	**11,677**	12,201	**8,096**	9,984
After 5 years	5年以上	**9,830**	10,294	**8,058**	7,882
		52,363	43,466	**40,616**	36,314
Statement of financial position carrying amounts	資產負債表賬面金額	**47,826**	41,200	**36,942**	34,680

(f) The Group has significant bank and other loans balances as well as obligations under finance leases (Note 36) which are denominated in US dollars as at 31 December 2011. The net exchange gain of RMB2,755 million (2010: RMB1,746 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslation and settlement of bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 51(c).

(f) 於2011年12月31日,本集團有金額重大的以美元列示的銀行和其他貸款及融資性租賃負債(附註36)。本集團2011年的淨匯兑收益為人民幣27.55億元(2010年:人民幣17.46億元),該匯兑收益主要產生於以美元列示的銀行和其他貸款及融資性租賃負債的折算及償還。外幣風險將於附註51(c)詳述。

(g) The analysis of the carrying amounts of bank and other loans is as follows:

(g) 於2011年12月31日,銀行及其他貸款的賬面價值如下表所示:

		Note 附註	The Group 本集團		The Company 本公司	
			2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Bank and other loans	銀行及其他貸款					
– Secured	–抵押	(i)	**23,480**	21,675	**17,170**	16,333
– Secured and guaranteed	–抵押及擔保	(i), (ii)	**221**	385	**221**	385
– Unsecured	–未抵押及擔保部份		**24,125**	19,140	**19,551**	17,962
			47,826	41,200	**36,942**	34,680

35 Bank and other loans (continued)

(g) The analysis of the carrying amounts of bank and other loans is as follows (continued):

Notes:

(i) As at 31 December 2011, bank and other loans of the Group and the Company totalling RMB23,653 million and RMB17,391 million, respectively (2010: RMB22,060 million and RMB16,718 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft with aggregate carrying amounts of RMB29,815 million and RMB21,543 million, respectively (2010: the Group's and the Company's aircraft and advance payments with aggregate carrying amounts of RMB28,823 million and RMB21,669 million, respectively).

As at 31 December 2011, a long-term loan due within one year of the Group amounting to RMB48 million was secured by pledged bank deposits of RMB72 million (2010: Nil).

(ii) The following bank and other loans secured by certain aircraft mentioned in Note (i) are also guaranteed by:

35 銀行及其他貸款（續）

(g) 於2011年12月31日，銀行及其他貸款的帳面價值如下表所示：（續）

附註：

(i) 於2011年12月31日，本集團及本公司以帳面淨值為人民幣298.15億元及人民幣215.43億元的飛機(2010年：本集團及本公司的飛機及預付款人民幣288.23億元和人民幣216.69億元)作抵押以借入人民幣236.53億元及人民幣173.91億元的銀行及其他貸款(2010年：人民幣220.60億元及人民幣167.18億元)。

於2011年12月31日，本集團有一筆以人民幣0.72億元銀行存款質押借入的金額為人民幣0.48億元的一年內到期的長期借款(2010年：人民幣零元)。

(ii) 於附註(i)中提及的用飛機抵押的某些銀行及其他貸款同時受以下擔保：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Guarantors	**擔保人**				
Export-Import Bank of the United States	美國進出口銀行	–	21	–	21
CSAHC (Note 47(e))	南航集團（附註47(e)）	221	364	221	364
		221	385	221	385

(h) As at 31 December 2011, loans to the Group from SA finance amounted to RMB480 million (2010:RMB520 million) (Note 47(d)(i)).

(h) 於2011年12月31日，南航財務提供予本集團的貸款為人民幣4.8億元(2010年：5.2億元)(附註47(d)(i))。

36 Obligations under finance leases

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2012 to 2023. As at 31 December 2011, future payments under these finance leases are as follows:

36 融資性租賃負債

本集團及本公司有飛機及相關設備的融資性租賃承擔。大部分融資性租賃期介於10至12年，分別將於2012年至2023年期間期滿。於2011年12月31日，根據這些融資性租賃需在未來付出之款項的分析如下：

		The Group 本集團					
		2011			2010		
		Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元	Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元
Within 1 year	1年以內	1,784	2,216	432	1,654	2,015	361
After 1 year but within 2 years	1年以上，2年以內	1,747	2,131	384	1,601	1,916	315
After 2 years but within 5 years	2年以上，5年以內	5,872	6,669	797	5,043	5,701	658
After 5 years	5年以上	6,434	6,936	502	6,132	6,289	157
		15,837	17,952	2,115	14,430	15,921	1,491
Less: balance due within one year classified as current liabilities	減：列作流動負債的1年內到期金額	(1,784)			(1,654)		
		14,053			12,776		

36 Obligations under finance leases (continued) 36 融資性租賃負債（續）

		The Company 本公司					
		2011			2010		
		Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元	Present value of the minimum lease payments 最低租賃付款額現值 RMB million 人民幣百萬元	Total minimum lease payments 最低租賃付款額總額 RMB million 人民幣百萬元	Interest 利息 RMB million 人民幣百萬元
Within 1 year	1年以內	1,739	2,129	390	1,608	1,924	316
After 1 year but within 2 years	1年以上，2年以內	1,699	2,045	346	1,553	1,825	272
After 2 years but within 5 years	2年以上，5年以內	5,715	6,411	696	4,886	5,429	543
After 5 years	5年以上	5,828	6,301	473	5,438	5,534	96
		14,981	16,886	1,905	13,485	14,712	1,227
Less: balance due within one year classified as current liabilities	減：列作流動負債的1年內到期金額	(1,739)			(1,608)		
		13,242			11,877		

36 Obligations under finance leases (continued)

36 融資性租賃負債(續)

Details of obligations under finance leases are as follows:

融資性租賃負債詳細列示如下：

		The Group 本集團		The Company 本公司	
		2011	2010	**2011**	2010
		RMB million 人民幣百萬元	RMB million 人民幣百萬元	**RMB million 人民幣百萬元**	RMB million 人民幣百萬元
United States Dollars denominated obligations	**以美元為單位之負債**				
Fixed interest rates ranging from 3.43% to 6.01% per annum as at 31 December 2011	於2011年12月31日，固定年利率為3.43%至6.01%	**5,956**	6,067	**5,100**	5,122
Floating interest rates ranging from 3-month LIBOR + 0.55% to 3.00% per annum as at 31 December 2011	於2011年12月31日，浮動年利率為3個月倫敦銀行同業拆息加0.55%至3.00%	**5,730**	4,796	**5,730**	4,796
Floating interest rates ranging from 6-month LIBOR + 0.03% to 2.05% per annum as at 31December 2011	於2011年12月31日，浮動年利率為6個月倫敦銀行同業拆息加0.03%至2.05%	**3,592**	3,567	**3,592**	3,567
Singapore Dollars denominated obligations	**以新加坡元為單位之負債**				
Floating interest rate at 6-month SIBOR + 1.44% per annum as at 31 December 2011	於2011年12月31日，浮動年利率為6個月新加坡銀行同業拆息加1.44%	**559**	–	**559**	–
		15,837	14,430	**14,981**	13,485

Charges over the assets concerned and relevant insurance policies are provided to the lessors as collateral and security. As at 31 December 2011, certain of the Group's and the Company's aircraft with carrying amounts of RMB23,247 million and RMB22,389 million (2010: RMB20,240 million and RMB19,296 million) secured finance lease obligations totalling RMB15,837 million and RMB14,981 million, respectively (2010: RMB14,430 million and RMB13,485 million, respectively).

本集團已把有關資產及保險單在內的抵押品，提供予出租人作為抵押。於2011年12月31日，本集團及本公司分別以賬面值為人民幣232.47億元(2010年：人民幣202.40億元)和人民幣223.89億元(2010年：人民幣192.96億元)的若干飛機作為相應的融資性租賃負債的抵押，該等信貸的結餘合共分別為人民幣158.37億元(2010年：人民幣144.30億元)和人民幣149.81億元(2010年：人民幣134.85億元)。

37 Trade payables 37 應付賬款

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Bills payable	應付票據	**50**	104	**–**	–
Accounts payable	應付賬款	**2,797**	1,702	**2,194**	1,188
		2,847	1,806	**2,194**	1,188

The following is the ageing analysis of trade payables:

應付賬款賬齡分析如下：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Within 1 month	1個月內	**2,328**	1,190	**1,977**	822
More than 1 month but less than 3 months	超過1個月但少於3個月	**315**	337	**96**	197
More than 3 months but less than 6 months	超過3個月但少於6個月	**152**	240	**105**	165
More than 6 months but less than 1 year	超過6個月但少於1年	**12**	12	**–**	–
More than 1 year	超過1年	**40**	27	**16**	4
		2,847	1,806	**2,194**	1,188

38 Deferred revenue 38 遞延收入

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Current portion	當期部分	**907**	524	**811**	471
Non-current portion	長期部分	**1,178**	824	**1,074**	752
		2,085	1,348	**1,885**	1,223

Deferred revenue represents the unredeemed credits under the frequent flyer mileage programs.

遞延收入代表尚未兌換的常旅客里程獎勵計劃下的獎勵里程。

39 Amounts due from/to subsidiaries and other related companies

39 應收／應付子公司及其他關聯公司款項

(a) Amounts due from subsidiaries and other related companies

(a) 應收子公司及其他關聯公司款項

		Note 附註	The Group 本集團 2011 RMB million 人民幣百萬元	The Group 本集團 2010 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元	The Company 本公司 2010 RMB million 人民幣百萬元
CSAHC and its affiliates	南航集團及其聯屬公司		**43**	12	**43**	12
Associates	聯營公司		**12**	16	**8**	13
Jointly controlled entities	合營公司		**88**	110	**88**	110
Other related company	其他關聯公司		**24**	–	**–**	–
Subsidiaries	子公司		**–**	–	**141**	37
		47(c)	**167**	138	**280**	172

The amounts due from subsidiaries and other related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

應收子公司及其他關聯公司款項是無抵押、免息及無固定付款期限。所有款項預期於1年內清還。

(b) Amounts due to subsidiaries and other related companies

(b) 應付子公司及其他關聯公司款項

		Note 附註	The Group 本集團 2011 RMB million 人民幣百萬元	The Group 本集團 2010 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元	The Company 本公司 2010 RMB million 人民幣百萬元
CSAHC and its affiliates	南航集團及其聯屬公司		**68**	139	**69**	138
A jointly controlled entity of CSAHC	南航集團的合營公司		**1**	71	**–**	71
An associate	聯營公司		**13**	27	**13**	27
Jointly controlled entities	合營公司		**39**	80	**36**	79
Other related company	其他關聯公司		**1**	–	**–**	–
Subsidiaries	子公司		**–**	–	**1,261**	1,138
		47(c)	**122**	317	**1,379**	1,453

The amounts due to subsidiaries and related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

應付子公司及其他關聯公司款項是無抵押、免息及無固定付款期限。所有款項預期於1年內清還。

40 Accrued expenses

40 預提費用

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Jet fuel costs	燃油成本	**1,099**	1,727	**603**	1,385
Air catering expenses	航空配餐費用	**183**	150	**264**	263
Salaries and welfare	工資及福利	**2,272**	1,970	**1,597**	1,566
Repairs and maintenance	維護及修理	**2,446**	1,959	**1,990**	1,702
Provision for major overhauls (Note 42)	大修準備(附註42)	**575**	223	**479**	173
Provision for early retirement benefits (Note 43)	提早退休福利準備(附註43)	**47**	52	**46**	51
Landing and navigation fees	起降及導航費	**1,807**	2,295	**1,030**	1,462
Computer reservation services	電腦訂座費	**593**	545	**400**	413
Interest expense	利息支出	**160**	123	**107**	104
Others	其他	**298**	286	**269**	269
		9,480	9,330	**6,785**	7,388

41 Other liabilities

41 其他負債

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
CAAC Infrastructure Development Fund, airport construction surcharge and airport tax payable	未交民航基礎設施建設基金、機場建設費及代收機場稅費	**979**	760	**899**	669
Payable for property, plant and equipment	構建物業、廠房及設備款	**889**	774	**698**	728
Advance payments received for chartered flights	包機預收款	**95**	73	**83**	72
Sales agent deposits	銷售代理訂金	**308**	282	**251**	241
Other taxes payable	其他應交稅金	**618**	493	**442**	335
Others	其他	**1,425**	1,386	**1,226**	1,214
		4,314	3,768	**3,599**	3,259

42 Provision for major overhauls

42 大修準備

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

經營性租賃下持有的飛機的大修準備詳情如下：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
At 1 January	於1月1日	**1,396**	1,456	**1,086**	1,117
Additional provision made	本年準備	**468**	462	**375**	386
Provision utilised	本年使用	**(111)**	(522)	**(89)**	(417)
At 31 December	於12月31日	**1,753**	1,396	**1,372**	1,086
Less: current portion included in accrued expenses (Note 40)	減：包括在預提費用的當期部分(附註40)	**(575)**	(223)	**(479)**	(173)
		1,178	1,173	**893**	913

43 Provision for early retirement benefits

43 提早退休福利準備

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

提早退休員工福利責任的準備詳情如下：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
At 1 January	於1月1日	**170**	205	**166**	199
Provision for the year (Note 12)	本年準備(附註12)	**37**	29	**35**	29
Financial cost (Note 14)	財務費用(附註14)	**8**	8	**8**	8
Payments made during the year	本年支付	**(72)**	(75)	**(70)**	(73)
Effect of changes in discount rates	折現率變動的影響	**(7)**	3	**(7)**	3
At 31 December	於12月31日	**136**	170	**132**	166
Less: current portion included in accrued expenses (Note 40)	減：包括在預提費用的當期部分(附註40)	**(47)**	(52)	**(46)**	(51)
		89	118	**86**	115

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

本集團為若干員工實施一項提早退休計劃。提早退休計劃的福利是按照提早退休日期至正常退休日期的剩餘服務年限及員工於提早退休日的薪金數額等因素計算。因有關責任而預計需於未來支付的現金流現值確認為提早退休福利準備。

44 Deferred benefits and gains

44 遞延收益

		The Group 本集團 2011 RMB million 人民幣百萬元	The Group 本集團 2010 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元	The Company 本公司 2010 RMB million 人民幣百萬元
Leases rebates (Note (i))	租賃回扣（附註(i)）	**640**	723	**640**	723
Gains on sale and leaseback (Note (ii))	售後租回交易收益（附註(ii)）	**171**	197	**171**	197
Government grants	政府補助	**213**	57	**148**	19
Others	其他	**34**	38	**27**	29
		1,058	1,015	**986**	968

Notes:

(i) The Company was granted cash rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates were deferred and amortised using the straight line method over the remaining lease terms.

(ii) The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains were deferred and amortised over the lease terms of these aircraft.

附註：

(i) 根據若干租賃安排，出租人給予本集團現金回扣款項，該等回扣款項先列作遞延收益，並按直線法在剩餘租賃期限攤銷。

(ii) 本公司對若干飛機進行售後租回交易安排，該交易認定為經營租賃。該遞延收益按有關租賃期限攤銷。

45 Share capital and capital management

45 股本及資本管理

(a) Share capital

(a) 股本

		The Group and the Company 本集團及本公司 2011 RMB million 人民幣百萬元	The Group and the Company 本集團及本公司 2010 RMB million 人民幣百萬元
Registered, issued and paid up capital:	註冊、已發行及繳足股本：		
845,050,000 domestic state-owned shares with selling restrictions of RMB1.00 each (2010: 845,050,000 shares of RMB1.00 each)	845,050,000股有限售條件內資國家股每股面值人民幣1.00元（2010年：845,050,000股每股面值人民幣1.00元）	**845**	845
3,300,000,000 domestic state-owned shares of RMB1.00 each (2010: 3,300,000,000 of RMB1.00 each)	3,300,000,000股內資國家股每股面值人民幣1.00元(2010年：3,300,000,000股每股面值人民幣1.00元)	**3,300**	3,300
Nil A shares with selling restrictions of RMB1.00 each (2010: 1,377,600,000 of RMB1.00 each)	無有限售條件的A股(2010年：1,377,600,000股每股面值人民幣1.00元)	**–**	1,378
2,877,600,000 A shares of RMB1.00 each (2010: 1,500,000,000 shares of RMB1.00 each)	2,877,600,000股A股每股面值人民幣1.00元（2010年：1,500,000,000股每股面值人民幣1.00元)	**2,878**	1,500
2,794,917,000 H shares of RMB1.00 each (2010: 2,794,917,000 shares of RMB1.00 each)	2,794,917,000股H股每股面值人民幣1.00元（2010年：2,794,917,000股每股面值人民幣1.00元)	**2,795**	2,795
		9,818	9,818

(Expressed in Renminbi)

45 Share capital and capital management (continued)

(a) Share capital (continued)

On 20 August 2009, the Company issued 721,150,000 A shares to CSAHC. These A shares are subject to a lock-up period to 20 August 2012.

On 29 October 2010, the Company issued 123,900,000 A shares to CSAHC and 1,377,600,000 A shares to certain third party investors for net cash considerations of RMB812 million and RMB9,026 million, respectively. The A shares issued to CSAHC and certain third party investors are subject to a lock-up period to 1 November 2013 and 1 November 2011, respectively.

On 1 November 2010, the Company issued 312,500,000 H shares to Nan Lung, for a net cash consideration of RMB734 million.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

(b) Capital management

The Group's primary objectives in managing capital are to safeguard the Group's ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated as net debt as a percentage of total equity where net debt is represented by the aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents and pledged bank deposits.

There was no change in the Group's approach to capital management during 2011 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio is 201% at 31 December 2011 (2010: 211%).

45 股本及資本管理(續)

(a) 股本(續)

於2009年8月20日，本公司向南航集團發行721,150,000股A股。這些A股須受至2012年8月20日的禁售期所規限。

於2010年10月29日，本公司分別向南航集團發行123,900,000股A股及向若干第三方投資者發行1,377,600,000股A股，淨現金對價分別為人民幣8.12億元及人民幣90.26億元。這些向南航集團及向若干第三方投資者發行的A股須分別受至2013年11月1日及2011年11月1日的禁售期所規限。

於2010年11月1日，本公司向南龍發行312,500,000股H股，淨現金對價為人民幣7.34億元。

所有內資國家股、H股及A股在各重大方面均享有完全同等的權益。

(b) 資本管理

本集團資本管理的首要目標為通過保障成本合理的融資管道，確保本集團的持續經營能力和盈利能力，以維持本集團的發展並向股東提供回報。

本集團以風險為導向管理資本水準，按預期融資需求管理負債結構。本集團以負債權益比率作為資本管理的參考指標。負債權益比率為負債淨額除以權益總額。負債淨額為銀行借款及其他借款、融資性租賃負債、應付賬款、票證結算、應付關聯方、預提費用及其他負債的總和減去現金及現金等價物及質押銀行存款。

與以前年度相比，2011年本集團的資本管理方式未發生變化。本公司及其子公司不存在外部強制資本要求。於2011年12月31日，本集團的負債權益比率為201%(2010年：211%)。

財務報表附註
Notes to the Financial Statements

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

46 Reserves 46 儲備

		The Group 本集團 2011 RMB million 人民幣百萬元	The Group 本集團 2010 RMB million 人民幣百萬元	The Company 本公司 2011 RMB million 人民幣百萬元	The Company 本公司 2010 RMB million 人民幣百萬元
Share premium	**股本溢價**				
At 1 January (as previously reported)	於1月1日(如以往所呈報)	**13,433**	4,676	**13,433**	4,676
Adjustment for the changes in accounting policy	會計政策變更調整	**445**	445	**445**	445
At 1 January (as adjusted)	於1月1日(經調整)	**13,878**	5,121	**13,878**	5,121
Capital injection into a subsidiary by a third party	第三方向一子公司注資影響	**253**	–	**–**	–
Issue of shares (Note 45)	股票增發(附註45)	**–**	8,757	**–**	8,757
At 31 December	於12月31日	**14,131**	13,878	**13,878**	13,878
Fair value reserve	**公允價值儲備**				
At 1 January	於1月1日	**31**	37	**19**	11
Change in fair value of available-for-sale equity securities	可供出售金融資產的公允價值變動	**(10)**	(6)	**(9)**	8
At 31 December	於12月31日	**21**	31	**10**	19
Statutory surplus reserve (Note (a))	**法定盈餘公積金(附註(a))**				
At 1 January	於1月1日	**526**	526	**526**	526
Appropriations to reserves	提取法定盈餘公積金	**321**	–	**321**	–
At 31 December	於12月31日	**847**	526	**847**	526
Discretionary surplus reserve	**任意盈餘公積金**				
At 1 January and at 31 December	於1月1日及12月31日	**77**	77	**77**	77
Other reserve	**其他儲備**				
At 1 January	於1月1日	**153**	151	**146**	144
Share of an associate's reserves movement	享有聯營公司儲備變動	**5**	–	**–**	–
Government contributions	政府資本性投入	**–**	2	**–**	2
At 31 December	於12月31日	**158**	153	**146**	146
Retained profits/(accumulated losses)	**留存利潤/(累積虧損)**				
At 1 January (as previously reported)	於1月1日(如以往所呈報)	**2,676**	(3,119)	**(868)**	(5,775)
Adjustment for the changes in accounting policy	會計政策變更調整	**(342)**	(339)	**(342)**	(339)
At 1 January (as adjusted)	於1月1日(經調整)	**2,334**	(3,458)	**(1,210)**	(6,114)
Profit for the year	本年度利潤	**5,110**	5,792	**3,746**	4,904
Appropriation to reserves	提取法定盈餘公積金	**(321)**	–	**(321)**	–
At 31 December	於12月31日	**7,123**	2,334	**2,215**	(1,210)
Total	**合計**	**22,357**	16,999	**17,173**	13,436

(Expressed in Renminbi)

46 Reserves (continued)

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividend distributions may be proposed at the discretion of the Company' board of directors, after making up cumulative prior years' losses and consideration of profit appropriation to reserves. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at 31 December 2011, the distributable reserves of the Company was RMB2,215 million (2010: Nil). After the end of the financial year, the directors proposed a dividend of RMB0.2 per ordinary share, amounting to RMB1,964 million (2010:Nil). This dividend has not been recognised as a liability as at 31 December 2011.

46 儲備(續)

(a) 根據中國公司法及本公司和若干子公司的公司章程規定，本公司及有關子公司須將它們每年按照有關中國企業會計準則計算的稅後利潤的10%提取法定盈餘公積金，直至公積金結餘等於註冊股本之50%。提取法定盈餘公積金須於派發股息之前，且年末留存利潤為正數。

法定盈餘公積金可用以彌補以前年度虧損(如有)，亦可按現有持股比例發行新股予股東或增加股東所持股份的面值而轉換為股本，但轉換後之結餘不可少於註冊股本的25%。

(b) 稅後淨利潤在彌補以前年度的累積虧損及做了上述準備的分配後，經公司董事會的批復方可作為股息分派。根據本公司的公司章程，就利潤分派而言，本公司的淨利潤將取下列兩項之較少者：(i)根據中國企業會計準則及相關規定計算的淨利潤；(ii)根據國際財務報告準則計算的淨利潤。本公司於2011年12月31日的可供分配儲備為人民幣22.15億元(2010年：無)。董事會於資產負債表日後提議本公司向普通股股東派發股利，每股人民幣0.2元(2010年：無)，合計人民幣19.64億元(2010年：無)。該股息並未於2011年12月31日確認為負債。

47 Material related party transactions

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 15, is as follows:

47 與關聯方的交易

(a) 主要管理層薪酬

本集團主要管理層薪酬，包括列示於附註15的支付給本公司董事及若干最高薪酬員工如下：

		2011 RMB'000 人民幣千元	2010 RMB'000 人民幣千元
Short-term employees benefits	短期員工福利	14,675	14,277
Post-employment benefits	退休福利	1,091	1,009
Share appreciation rights	股票增值權	57	–
		15,823	15,286

		2011 RMB'000 人民幣千元	2010 RMB'000 人民幣千元
Directors and supervisors (Note 15(a))	董事及監事（附註15(a)）	5,938	5,794
Senior management	高級管理人員	9,885	9,492
		15,823	15,286

Total remuneration is included in "staff costs" (Note 12).

所有薪酬已經包括在「員工成本」中（附註12）。

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 48.

(b) 退休計劃供款

本集團為其僱員參加了數個市政府和省政府制定的定額供款退休計劃。本集團僱員退休計劃詳情見附註48。

47 Material related party transactions (continued)

47 與關聯方的交易(續)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related party of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, jointly controlled entities and other related party of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

(c) 與南航集團及其聯屬公司及本集團的聯營、合營及其他關聯公司之交易

本集團在正常業務經營過程中從南航集團及其聯屬公司、本集團的聯營、合營公司及其他關聯公司提供或獲得經營方面之服務。

以下為本集團進行的重大交易詳情：

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Income received from the CSAHC Group	**收到南航集團及其聯屬公司收入**			
Charter flight and pallet income	包機包板收入	(i)	46	36
Cargo handling income	貨物處理收入	(i)	15	14
Commission income	銷售代理收入	(ii)	7	4
Income received from other related company	**收到其他關聯公司收入**			
Aircraft wet lease income	飛機濕租收入	(iii)	242	–
Aircraft sales income	飛機處置收入	(iii)	426	–
Expenses paid to the CSAHC Group	**支付南航集團及其聯屬公司費用**			
Repairing charges	維修費	(iv)	752	487
Handling charges	交易手續費	(v)	87	79
Commission expenses	銷售代理費	(vi)	27	16
Cargo handling charges	貨物處理手續費	(i)	17	–
Lease charges for land and buildings	土地及房屋建築物租賃費	(vii)	140	109
Property management fee	物業管理及修繕費	(viii)	34	30
Expenses paid to jointly controlled entities and an associate	**支付合營公司及聯營公司費用**			
Repairing charges	維修費	(ix)	1,266	1,255
Flight simulation service charges	模擬飛行訓練服務費	(x)	228	198
Advertising expenses	廣告制作代理及宣傳服務	(xi)	29	34
Training expenses	飛行訓練費	(xi)	142	63
Income received from a jointly controlled entity	**收到合營公司收入**			
Rental income	租賃收入	(x)	36	37
Issuance of A shares to CSAHC	**向南航集團發行A股**	(xii)	–	825
Issuance of H shares to Nan Lung	**向南龍發行H股**	(xii)	–	736
Disposal to the CSAHC Group	**出售至南航集團**			
Consideration for disposal of equity interest in MTU Maintenance Zhuhai Co., Ltd. ("MTU")	出售珠海保稅區摩天宇航空發動機維修有限公司(「摩天宇」)的對價	(iv)	–	1,608

(Expressed in Renminbi)

47 Material related party transactions (continued)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related party of the Group (continued)

(i) China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charters flight from the Group. The balance mainly represents receivable from PCACL in respect of charter flight receivables. In addition, cargo handling income/expenses are earned/payable by the Group in respect of the cargo handling services with PCACL.

(ii) The Group provided certain website resources to SA Finance for the sales of air insurance to passengers.

(iii) Hebei Airlines Company Limited ("Hebei Airlines") is a subsidiary of a non-controlling interest holder of Xiamen Airlines. On 27 August 2010, Xiamen Airlines and Hebei Airlines entered into an Aircraft Wet Lease Agreement to wet lease three aircraft to Heibei Airlines.

The agreement terminated in December 2011 when Xiamen Airlines sold two aircraft to Hebei Airlines at consideration of RMB426 million with a net loss of RMB38 million.

(iv) MTU, a former jointly controlled entity of the Company, was sold to CSAHC in February 2010, at consideration of RMB1,608 million with a gain on disposal of RMB1,078 million. MTU provides comprehensive maintenance services to the Group.

(v) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(vi) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(vii) The Group leases certain land and buildings in the PRC from CSAHC. Amount represents rental payments for land and buildings paid or payable to CSAHC.

47 與關聯方的交易（續）

(c) 與南航集團及其聯屬公司及本集團的聯營、合營公司及其他關聯之交易（續）

(i) 中國南航集團客貨代理有限公司（「客貨代理」）是南航集團的全資子公司。該公司與南航簽訂包機包板協定，包用南航的飛機運送旅客和貨物。該金額主要為南航應收客貨代理的包機包板收入。除此之外，貨物處理收入╱支出是指本集團向客貨代理提供貨物處理服務而取得的收入╱支出。

(ii) 本集團向南航財務提供網絡資源以銷售航空保險給購票旅客。

(iii) 河北航空有限公司（「河北航空」）是廈門航空一非控股股東的子公司。2010年8月27日，廈門航空與河北航空簽訂一項飛機濕租協議以向河北航空濕租三架飛機。

該項協議於2011年12月終止，同時廈門航空將其中兩架飛機以人民幣4.26億元的對價出售予河北航空，錄得淨損失人民幣0.38億元。

(iv) 本公司於2010年2月以人民幣16.08億元的對價將本公司的原合營公司摩天宇出售予南航集團，確認淨收益人民幣10.78億元。摩天宇為本集團提供綜合維修服務。

(v) 本集團通過南航集團全資子公司中國南航集團進出口貿易有限公司購買飛機、飛行設備及其他航空相關裝備，並向該公司支付代理手續費用。

(vi) 南航集團某些子公司替本集團出售機票而收到本集團支付之傭金。傭金乃根據由中國民用航空局及國際航空運輸協會規定之傭金率計算。

(vii) 本集團向南航集團租用位於中國的土地及房屋建築物。該金額為本集團向南航集團就租入土地及房屋建築物支付或應付的租金。

(Expressed in Renminbi)

47 Material related party transactions (continued)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related party of the Group (continued)

(viii) Guangzhou China Southern Airlines Property Management Co., Ltd., a subsidiary of CSAHC, provides property management services to the Group.

(ix) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), a jointly controlled entity of the Group, provides comprehensive maintenance services to the Group.

(x) Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(xi) Southern Airlines Culture and Media Co., Ltd., an associate of the Group, provides advertising services to the Group.

(xii) China Southern West Australian Flying College Pty Limited. ("Flying College"), a jointly controlled entity of the Group, provides training services to the Group.

(xiii) On 29 October 2010 and 1 November 2010, the Company issued 123,900,000 A shares to CSAHC and 312,500,000 H shares to Nan Lung, for cash consideration of RMB825 million and RMB736 million, respectively.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount paid or payable to CSAHC Group was not material to the results of the Group for the year.

47 與關聯方的交易(續)

(c) 與南航集團及其聯屬公司及本集團的聯營、合營公司及其他關聯之交易(續)

(viii) 南航集團的子公司廣州南航物業管理有限公司向本集團提供物業管理服務。

(ix) 本集團的合營公司廣州飛機維修工程有限公司(「廣州維修」)向本集團提供綜合維修服務。

(x) 本集團的合營公司珠海翔翼航空技術有限公司(「珠海翔翼」)向本集團提供模擬飛行訓練服務。此外,本集團與珠海翔翼簽定經營性租賃協議將若干飛行訓練設備及建築物出租予珠海翔翼。

(xi) 南航集團的聯營公司中國南航集團文化傳媒股份有限公司向本集團提供廣告服務。

(xii) 本公司的合營公司中國南航西澳飛行學院(「飛行學院」)向本集團提供飛行訓練服務。

(xiii) 於2010年10月29日及2010年11月1日,本公司分別向南航集團發行123,900,000股A股及向南龍發行312,500,000股H股,現金對價分別為人民幣8.25億元及人民幣7.36億元。

除上述各項外,南航集團若干子公司在本年度內向本集團提供酒店及其他服務,所涉及之已付或應付總金額對於本集團本年度之業績並不重大。

47 Material related party transactions (continued)

47 與關聯方的交易（續）

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, jointly controlled entities and other related party of the Group (continued)

Details of amounts due from/to the CSAHC Group, associates, jointly controlled entities and other related party of the Group:

(c) 與南航集團及其聯屬公司及本集團的聯營、合營公司及其他關聯之交易（續）

應收／應付南航集團及其聯屬公司、本集團的聯營、合營及其他關聯公司的詳情：

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Receivables:	應收款項：			
The CSAHC Group	南航集團及其聯屬公司		43	12
Associates	聯營公司		12	16
Jointly controlled entities	合營公司		88	110
Other related company	其他關聯公司		24	–
		39(a)	167	138
Payables:	應付款項：			
The CSAHC Group	南航集團		68	139
A jointly controlled entity of CSAHC	南航集團的合營公司		1	71
An associate	聯營公司		13	27
Jointly controlled entities	合營公司		39	80
Other related company	其他關聯公司		1	–
		39(b)	122	317

The amounts due from/to the CSAHC Group, associates, jointly controlled entities and other related party of the Group are unsecured, interest free and have no fixed terms of repayment.

應收／應付南航集團及其聯屬公司、本集團的聯營、合營及其他關聯公司的餘額是無抵押、免息及無固定付款期限。

47 Material related party transactions (continued)

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2011, loans from SA Finance to the Group amounted to RMB480 million (2010: RMB520 million).

The unsecured loans are repayable as follows:

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Within 1 year	1年內		**102**	320
After 1 year but within 2 years	1年以上2年以內		**358**	60
After 2 years but within 5 years	2年以上5年以內		**20**	140
		35(h)	**480**	520

Interest expense paid on such loans amounted to RMB27 million (2010: RMB27 million) and the interest rates ranged from 4.86% to 6.32% per annum during the year ended 31 December 2011 (2010: 4.86% to 5.27% per annum).

(ii) Deposits placed with SA Finance

At 31 December 2011, the Group's deposits with SA Finance amounted to RMB2,493 million (2010: RMB1,111 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB32 million (2010: RMB17 million) during the year ended 31 December 2011.

(e) Guarantees from CSAHC

Certain bank loans of the Group amounting to RMB221 million (2010: RMB364 million) were guaranteed by CSAHC.

(f) Commitments to CSAHC

At 31 December 2011, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB199 million (2010: RMB41 million).

47 與關聯方的交易(續)

(d) 南航財務貸款及存放於南航財務的存款

(i) 南航財務貸款

於2011年12月31日,本集團向南航財務取得貸款人民幣4.8億元(2010年:人民幣5.2億元)。

南航財務的無抵押貸款到期日情況如下:

本集團向南航財務支付利息為人民幣0.27億元(2010年:人民幣0.27億元),截至2011年12月31日止年度的借款年利率為4.86%至6.32%(2010年:4.86%至5.27%)。

(ii) 存放於南航財務的存款

於2011年12月31日,本集團存放於南航財務的存款為人民幣24.93億元(2010年:人民幣11.11億元)。其適用利率乃按照中國人民銀行公佈之相關存款利率釐定。

截至2011年12月31日,本集團於本年度向南航財務收取人民幣0.32億元(2010年:人民幣0.17億元)的存款利息。

(e) 南航集團提供的擔保

本集團人民幣2.21億元(2010年:人民幣3.64億元)的銀行貸款由南航集團提供擔保。

(f) 對南航集團的承諾

於2011年12月31日,本集團對南航集團關於租賃土地和房屋的經營租賃承擔為人民幣1.99億元(2010年:人民幣0.41億元)。

47 Material related party transactions (continued)

(g) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, associates, jointly controlled entities and other related party of the Group as disclosed in Notes 47(c), (d), (e) and (f) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether or not the counterparties are state-controlled entities.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

47 與關聯方的交易（續）

(g) 和其他國有企業的交易

本公司是一家國有企業，並在一個由中國政府透過其政府機關、代理、聯屬公司及其他機構直接或間接控制的企業（「國有企業」）所支配的經濟體制內進行營運。

除於上文附註47(c)、(d)、(e)和(f)披露的與南航集團和本集團的聯營公司及合營公司及其他關聯公司進行的交易外，本集團與其他國有企業進行的若干商業活動包括但不限於下列各項：

- 運輸服務；
- 租賃安排；
- 採購設備；
- 購入輔助材料及零部件；
- 社會福利及輔助服務；及
- 金融服務安排。

這些交易均是本集團日常業務過程中進行，執行以上交易時所遵照的條款和與其他非國有企業所訂立的交易條款相若。本集團已就其採購及銷售產品和服務製定了採購、定價策略和審批程式。這些採購、定價策略和審批程式並不受交易對方是否為國有企業所影響。

考慮了關聯方關係，本集團的定價策略、採購和審批程式對交易的潛在影響，以及要就該關係對財務報表潛在影響所需的資料，董事們認為以下與其他國有企業的交易需要作出披露：

47 Material related party transactions (continued)

47 與關聯方的交易(續)

(g) Transactions with other state-controlled entities (continued)

(g) 和其他國有企業的交易(續)

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

(i) 本集團與其他國有企業(包括國有銀行)進行的交易

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Jet fuel cost	燃油成本	**25,497**	21,345
Interest income	利息收入	**50**	66
Interest expense	利息支出	**816**	808

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

(ii) 本集團與其他國有企業(包括國有銀行)的結餘

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Trade payables-jet fuel	應付航油款	**1,267**	465
Cash and deposits at bank	現金及銀行存款	**5,702**	7,899
Short-term bank loans and current portion of long-term bank loans	短期貸款及一年內到期的長期貸款	**18,630**	8,956
Long-term bank loans, less current portion	長期貸款扣除一年內到期的部分	**28,144**	31,152

(Expressed in Renminbi)

48 Employee benefits plan

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 8% to 24% (2010: 8% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. Employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy. An employee who leaves the Company prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through the sale of the house in the event of default in repayment. Any remaining shortfall is charged to income statement.

(ii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

48 僱員福利計劃

(a) 退休福利

根據中國有關法規規定，本集團為其僱員參加了市政府和省政府制定的定額供款退休計劃。本集團按僱員工資、獎金和其他津貼的8%至24%(2010年：8%至25%)的比例繳納退休金供款。參加該計劃的僱員可於退休時從當地勞動和社會保障部門領取退休金。除上述退休金供款責任外，本集團並不承擔繳納與該退休計劃相關的任何其他費用的重大責任。

此外，根據中國有關規定，本集團建立企業年金制度。對於本集團參加企業年金計劃的員工，本集團每年按不超過上年度員工工資總額的十二分之一的金額繳納供款。

(b) 住房補貼

本集團每月按照員工工資的一定比例向相關部門支付由市政府和省政府組織的住房公積金。本集團的責任以每年對該住房公積金應付款額為限。

除了住房公積金外，本集團的部分員工有權享有以下其中一個住房福利計劃：

(i) 根據一項在2002年9月實施的額外員工住房福利計劃，本集團根據有關的中國房改政策同意向某些未從南航集團或本集團獲得住房的員工支付一次性住房補貼款，以資助他們購買住房。若員工在服務年限期結束前離職，本集團有權要求他們按照其辭職日到保留退休金的權利期滿的時間佔保留退休金的權利期間的比例歸還已支付的補貼款。本集團有權把員工住房作抵押及在未能償還有關款項時通過出售有關住房以取得款項的償還。不足償還的部分計入利潤表。

(ii) 本集團每月向符合資格的員工以現金支付住房補貼。這部分的住房補貼於發生時計入利潤表。

(Expressed in Renminbi)

48 Employee benefits plan (continued)

(c) Share Appreciation Rights Scheme

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under this Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HK$3.92 per unit prior to at 31 December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H Share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H Share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs was remeasured as at 31 December 2011 of RMB231,000 and a corresponding staff costs of RMB231,000 was recognised during 2011.

48 僱員福利計劃和住房補貼(續)

(c) 股票增值權計劃

於2011年11月30日，本公司股東大會審議通過了《中國南方航空股份有限公司H股股票增值權計劃》及《中國南方航空股份有限公司H股股票增值權首次授予計劃》(「該計劃」)。

根據該計劃，本集團於2011年12月31日前授予118名員工24,660,000份股票增值權，行權價格為每股3.92港元。該計劃無須發行股份，每份股票增值權與一股H股進行掛鉤。當被授予人行使股票增值權時，可自有關H股股份的市場股價較行權價的升幅中收取現金收益。

被授予人所獲股票增值權有效期為自授予之日起六年，在達到預定業績條件的情況下，被授予人所獲股票增值權總額的三分之一將分別在自授予日起滿兩周年、三周年及四周年後生效。

股票增值權負債公允價值的估值是採用Black-Scholes(金融數值方法)期權估值模型。該模型主要計算參數包括無風險利率、預期分紅收益率及預期股價波動率。於2011年12月31日，股票增值權負債的公允價值為人民幣231,000元，本集團本年度確認的股票增值權員工成本為人民幣231,000元。

49 Segmental reporting

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, which is the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling items from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 49(c).

49 分部資料

(a) 業務分部

本集團的客運和貨運業務網絡被視為單一業務單位管理。本集團的主要經營決策者以航線的盈利能力作為分配資源決定的基礎，並考慮飛機的型號及航線的經濟原則。其資源分配決策的目標是優化合併財務業績。因此，根據本集團的管理客運和貨運業務網絡及資源分配決策方式，在財務報告披露的層面，本集團只擁有一個報告經營分部—「航空營運」。

其他業務經營分部的財務業績低於判定報告業務分部的定量門檻。其他業務經營分部主要包括地面服務、空中餐飲及其他雜項服務的業務分部。這些其他業務部門合併作為「其他業務分部」。分部之間的銷售按正常商業關係釐定的價格進行。

根據本集團的主要經營決策者用於評估分部表現及就部門之間的資源配置所用的資料，本集團的主要經營決策者以按中國企業會計準則所編制的財務業績來監控各報告分部的業績、資產及負債。因此，本集團於附註49(c)列出因採用不同會計政策而產生的每項重大報告分部收入、利潤或虧損、資產及負債的調節項目。

(按照國際財務報告準則編製)
(Prepared in accordance with International Financial Reporting Standards)
(以人民幣為單位)
(Expressed in Renminbi)

49 Segmental reporting (continued)

(a) Business segments (continued)

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2011 and 2010 is set out below.

49 分部資料(續)

(a) 業務分部(續)

本集團主要經營決策者依據分部資料評價該組成部分的經營成果,以決定向其配置資源、評價其業績。本集團2011年、2010年分部報告資料披露如下:

		Airline business 航空營運分部		All other segments 其他業務分部		Eliminations 抵銷		Unallocated* 未分配項目*		Total 合計	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Revenue from external customers	對外客戶的經營收入	92,274	77,394	433	394	–	–	–	–	92,707	77,788
Inter-segment sales	分部間銷售	–	–	899	861	(899)	(861)	–	–	–	–
Reportable segment revenue	**報告分部收入**	92,274	77,394	1,332	1,255	(899)	(861)	–	–	92,707	77,788
Reportable segment profit before taxation	**報告分部稅前利潤**	6,105	6,742	43	81	–	–	720	1,275	6,868	8,098
Reportable segment assets	**報告分部資產**	122,159	108,222	1,909	1,757	(325)	(191)	5,517	1,441	129,260	111,229
Addition to non-current segment assets during the year	本年報告分部增加的非流動資產	23,553	17,188	51	38	–	–	37	5	23,641	17,231
Reportable segment liabilities	**報告分部負債**	90,667	80,033	1,289	1,168	(335)	(191)	–	–	91,621	81,010
Other segment information	**其他分部資料**										
Interest income	利息收入	174	91	5	2	–	–	–	–	179	93
Interest expense	利息支出	1,023	1,222	44	43	–	–	–	–	1,067	1,265
Depreciation and amortisation for the year	本年折舊和攤銷費用	7,617	7,050	70	83	–	–	–	–	7,687	7,133
Impairment losses (including impact on property, plant and equipment, allowance for doubtful debts and provision for inventories)	資產減值損失(包括固定資產減值、呆賬準備以及存貨跌價的影響)	726	220	1	–	–	–	–	–	727	220

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities, other investments and the principal and interest receivables of wealth management products. Unallocated results primarily include the share of results of associates and jointly controlled entities, the interest income on wealth management products and the gain on disposal of a jointly controlled entity classified as held for sale in 2010.

* 未分配資產主要包括於聯營公司及於合營公司權益,可供出售金融資產、其他投資及理財產品的本金及應收利息。未分配經營成果主要包括應佔聯營公司、應佔合營公司業績、理財產品利息收入以及2010年出售劃分為持有待售合營公司收益。

49 Segmental reporting (continued)

49 分部資料(續)

(b) Geographic information

(b) 地區資料分析

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Domestic	國內	**75,807**	63,850
Hong Kong, Macau and Taiwan	港澳台地區	**1,958**	1,589
International *	國際 *	**14,942**	12,349
		92,707	77,788

* Asian market accounted for approximately 56% (2010: 57%) of the Group's total international traffic revenue for the year ended 31 December 2011. The remaining portion was mainly derived from the Group's flights to/from Europe and North America regions and Australia.

* 截至2011年12月31日,國際運輸收入中亞洲市場約佔56%(2010年:57%)。餘下部分主要來自歐洲、北美和澳洲航線的收入。

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

本集團賺取收入的主要資產是機隊,它們全部在中國註冊,並於世界各地的航線網絡中營運。主要經營決策者認為並無合適的基準將該等資產及相關的負債按地區進行分配。因此,並無披露地區性分部資產及負債。

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies

(c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Revenue	**收入**			
Reportable segment revenue	報告分部收入		**93,606**	78,649
Elimination of inter-segment revenues	分部間的收入抵銷		**(899)**	(861)
Reclassification of expired sales in advance of carriage	逾期票證結算的重分類	5(i)	**309**	664
Reclassification of business tax	營業稅的重分類	(ii)	**(2,621)**	(1,957)
Consolidated revenue	合併收入		**90,395**	76,495

49 Segmental reporting (continued)

49 分部資料(續)

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued)

(c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表(續)

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Profit	**利潤**			
Reportable segment profit before taxation	報告分部稅前利潤		**6,148**	6,823
Unallocated amounts	未分配數額		**720**	1,275
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(iii)	**(26)**	(26)
Adjustments arising from business combinations under common control	同一控制下企業合併的調整	(iv)	**–**	(1)
Capitalisation of exchange difference of specific loans	專項借款匯兌損益的資本化調整	(v)	**87**	17
Government grants	撥款轉入	(vi)	**1**	1
Consolidated profit before taxation	合併稅前利潤		**6,930**	8,089

		Note 附註	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Assets	**資產**			
Reportable segment assets	報告分部資產		**124,068**	109,979
Elimination of inter-segment balances	分部間的應收/應付餘額抵銷		**(325)**	(191)
Unallocated amounts	未分配數額		**5,517**	1,441
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(iii)	**14**	40
Capitalisation of exchange difference of specific loans	專項借款匯兌損益的資本化調整	(v)	**215**	128
Government grants	撥款轉入	(vi)	**(37)**	(38)
Effect of the above adjustments on taxation	以上調整對稅務的影響		**(40)**	(24)
Consolidated total assets	合併總資產		**129,412**	111,335

49 Segmental reporting (continued) 49 分部資料（續）

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (continued) (c) 按不同會計政策編製的報告分部收入、分部利潤、分部資產及分部負債之差異調節表（續）

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Liabilities	**負債**		
Reportable segment liabilities	報告分部負債	91,956	81,201
Elimination of inter-segment balances	分部間的應收／應付餘額抵銷	(335)	(191)
Effect of the above adjustments on taxation	以上調整對稅務的影響	14	9
Consolidated total liabilities	合併總負債	91,635	81,019

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised in revenue as other operating income.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, losses on the lump sum housing benefits are executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the income statement, over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC GAAP, business combinations under common control are accounted for by applying the pooling-of-interest method. The assets and liabilities of acquired subsidiaries are recorded at the subsidiaries' historical amounts. Under IFRSs, purchase accounting is adopted where the assets and liabilities of the acquired subsidiaries are recorded at fair value.

(v) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(vi) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

附註：

(i) 根據中國會計準則，逾期票證結算按有關規定記入營業外收入。按照國際財務報告準則，上述逾期票證結算則記入其他營運收入。

(ii) 根據中國會計準則，營業稅及附加費是單獨列報而按照國際財務報告準則從收入中扣除後列報。

(iii) 根據中國會計準則，本公司由南航集團統籌的一次性住房補貼款按有關規定記入2001年1月1日未分配利潤。按照國際財務報告準則，上述一次性住房補貼款於初始確認時予以遞延並在有關合同所規定的歸屬受益期內分攤至相關會計期間列支處理。

(iv) 根據中國會計準則，本集團在同一控制下的企業合併中取得的子公司的資產和負債，按照其賬面值計量。國際財務報告準則下，本公司按照購買法對上述企業合併進行處理，對合併中取得的資產和負債以本集團在購買日為取得該子公司控制權而付出資產、發生或承擔負債的公允價值計量。

(v) 根據中國會計準則，外幣專門借款本金及利息的匯兌差額，應當予以資本化，計入符合資本化條件的資產的成本。根據國際財務報告準則，除了作為利息費用調整的外幣借款產生的匯兌差額部分可予以資本化外，其他均計入當期損益。

(vi) 根據中國會計準則，政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的，本公司將其記入資本公積。而按照國際財務報告準則的規定，與購買固定資產相關的政府補助應沖減相關資產的成本。

(Expressed in Renminbi)

50 Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended 31 December 2011, aircraft acquired under finance leases amounted to RMB3,390 million (2010: RMB3,056 million).

51 Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2011, the Group's current liabilities exceeded its current assets by RMB24,928 million. For the year ended 31 December 2011, the Group recorded a net cash inflow from operating activities of RMB12,557 million, a net cash outflow from investing activities of RMB21,957 million and a net cash inflow from financing activities of RMB8,859 million, which in total resulted in a net decrease in cash and cash equivalents of RMB541 million.

In 2012 and thereafter, the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2011, the Group had banking facilities with several PRC banks for providing loan finance up to approximately RMB127,448 million (2010: RMB146,702 million), of which approximately RMB36,414 million (2010: RMB39,173 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2012. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payment of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

50 合併現金流量表的補充資料

非現金交易－購買飛機

截至2011年12月31日止年度，以融資性租賃購入之飛機金額為人民幣33.90億元(2010年：人民幣30.56億元)。

51 財務風險管理及公允價值

本集團在正常業務經營過程中承受到流動資金、利率、外幣、信貸及燃油價格風險。本集團承受的此等風險及本集團用以管理此等風險的財務風險管理政策如下：

(a) 流動資金風險

於2011年12月31日，本集團的淨流動負債為人民幣249.28億元。截至2011年12月31日止年度，本集團錄得的營運現金淨流入為人民幣125.57億元，投資活動的淨現金流出為人民幣219.57億元，融資活動的淨現金流入為人民幣88.59億元，導致現金及現金等價物減少人民幣5.41億元。

就2012年及以後年度，本集團的流動資金狀況主要取決於本集團維持足夠營運現金淨流入以應付償還到期債務之能力及本集團取得外部融資以應付未來已承擔的資本性開支之能力。於2011年12月31日，本集團獲得多家中國商業銀行的貸款安排，提供最高約人民幣1,274.48億元(2010年：人民幣1,467.02億元)的銀行融資，其中約人民幣364.14億元已被使用(2010年：人民幣391.73億元)。本公司董事相信本集團有足夠的融資。

本公司董事對本集團截至2012年12月31日止12個月的現金流量預測進行了詳盡的審閱。根據這些預測，董事認為本集團的流動資金足以應付該期間的營運資金及資本性開支及股息支付需求。在編製現金流量預測時，董事已充分考慮了本集團的歷史現金需求和其他主要因素，其中包括上述可能會影響本集團未來12個月期間營運的貸款的充裕程度。董事會認為，現金流量預測所包括的假設及敏感度是合理的。但是鑑於所有假設受不明朗因素所限，部分或全部的假設是有可能不會實現的。

(Expressed in Renminbi)

51 Financial risk management and fair values (continued)

(a) Liquidity risk (continued)

As at 31 December 2011, the Group's bank and other loans, obligations under finance leases, trade payables and amounts due to related companies as disclosed in Notes 35, 36, 37 and 39 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the financial year). During the year ended 31 December 2011, the Group had forward foreign exchange contracts, of which the outflow amounted to RMB65 million (2010: RMB467 million) and inflow amounted to RMB53 million (2010: RMB406 million). All forward foreign contracts were fully settled in 2011. As at 31 December 2011, the Group has no outstanding forward foreign exchange contracts.

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans and obligations under finance lease are disclosed in Notes 35 and 36 respectively.

At 31 December 2011, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and retained profits by approximately RMB245 million (2010: RMB220 million). Other components of consolidated equity would not be affected (2010: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax and retained profits that would arise assuming that the change of interest rates had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the beginning of the financial year. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the financial year, the impact on the Group's profit after tax and retained profits is estimated as an annualised impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2010.

51 財務風險管理及公允價值（續）

(a) 流動資金風險（續）

於2011年12月31日，本集團分別於附註35、36、37及39披露的已確認的金融負債、銀行及其他貸款、融資性租賃負債、應付賬款及應付關聯公司與根據未經折現的合約現金流（包括按合約利率或（如屬浮息）根據報告期末通行之利率計算之利息）未有重大差異。在截至2011年12月31日止年度，本集團履行遠期外匯交易合約的現金流出為人民幣0.65億元（2010年：人民幣4.67億元）及現金流入為人民幣0.53億元（2010年：人民幣4.06億元）。本集團的遠期外匯交易合約均於2011年到期並結算。截至2011年12月31日，本集團沒有未履行的遠期外匯交易合同。

(b) 利率風險

本集團銀行及其他貸款及融資性租賃債務的利率和還款期資料，分別載於附註35及36。

截至2011年12月31日，在其他因素不變情況下，假定利率增加／減少100個基點，將會導致本集團稅後利潤及留存利潤減少／增加約為人民幣2.45億元(2010年：人民幣2.20億元)。合併權益的其他組成部分不受利率變動的影響(2010年：無)。

上述敏感性分析是基於假設報告期末利率發生變動，並應用於重新計量本集團於報告期末所持有承受公允價值利率風險的金融工具而導致本集團稅後利潤及留存利潤及合併權益的其他組成部分的即時改變。對於本集團於報告期初所持有的浮動利率非衍生工具產生的現金流量利率風險敞口，本集團的稅後利潤及留存利潤的影響是假設該利率的改變導致利息費用或收入的年度變動。該分析與2010年的分析基礎一致。

51 Financial risk management and fair values (continued)

(c) Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 36), bank and other loans (Note 35) and operating lease commitments (Note 52(b)) are denominated in foreign currencies, principally US dollars and Singapore dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. During the year, the Group's two outstanding forward option contracts were fully settled (2010: Notional amount ranging from USD4 million to USD8 million). The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level. For the year ended 31 December 2011, a net gain of approximately RMB13 million (2010: a gain of RMB31 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognised in income statement.

The exchange rate of Renminbi to US dollar is set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

51 財務風險管理及公允價值(續)

(c) 外幣風險

人民幣不可自由兑換成外幣。所有涉及人民幣的外匯交易必須通過中國人民銀行或其他獲授權買賣外匯的機構或交換中心進行。

本集團大部分的融資性租賃負債(附註36)、銀行及其他貸款(附註35)以及經營性租賃承擔(附註52(b))均以外幣為單位,主要是美元及新加坡元。由於本集團的外幣付款一般都高於外幣收入,故此人民幣兑外幣的貶值或升值都會對本集團的業績構成重大影響。本集團除了在中國國家外匯管理局允許的範圍內保留其以外幣為單位的盈利及收入,或在某些限制條件下與國內的核准銀行簽定外匯期權合約外,並無其他方法可有效地對沖其外幣風險。

本集團亦因海外辦事處在已扣除有關支出後客票銷售的日元淨現金流入而產生外匯風險。於2011年,本集團的兩份未到期外匯期權合約均已結算完畢(2010年:名義金額為0.04億美元至0.08億美元)。根據合約條款規定,本集團需在合約列明的未來各月交割日分別按約定的匯率賣出日元以購入0.01億美元及0.15億美元(若交割日的即期美元/日元匯率低於某一約定的特定匯率,則交易額為0.02億美元及0.03億美元)。這兩份合約均附提前終止條款,即當某一交割日的即期美元/日元匯率高於某一約定的特定匯率,合同則自動終止,交易雙方無需執行剩餘的交易。截至2011年12月31日止年度,這些外匯期權合約公允價值變動在損益確認了淨收益約為人民幣0.13億元(2010年:淨收益人民幣0.31億元)。

2005年7月21日前,人民幣兑美元的匯率由中國人民銀行制定,匯率在一定範圍內窄幅波動。其後由於實行以市場供求為基礎並參考一籃子貨幣進行調節的有管理浮動匯率制度,美元兑人民幣匯率因而逐步回落。

51 Financial risk management and fair values (continued)

51 財務風險管理及公允價值（續）

(c) Foreign currency risk (continued)

The following table indicates the instantaneous change in Group's profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the financial year had changed at that date, assuming all other risk variables remained constant.

(c) 外幣風險（續）

於報告期初，在其他因素不變的情況下，以下為對本集團有重大影響的外幣在發生可能的合理匯率變動時對本集團的稅後利潤及留存利潤的影響。

		2011		2010	
		Appreciation/ (depreciation) of Renminbi against foreign currency 人民幣對外幣升值／(貶值)	Increase/ (decrease) on profit after tax and retained profits 對稅後利潤和留存利潤的增加／(減少) RMB million 人民幣百萬元	Appreciation/ (depreciation) of Renminbi against foreign currency 人民幣對外幣升值／(貶值)	Increase/ (decrease) on profit after tax and retained profits 對稅後利潤和留存利潤的增加／(減少) RMB million 人民幣百萬元
United States Dollars	美元	2%	912	2%	798
		(2%)	(912)	(2%)	(798)
Singapore Dollars	新加坡元	2%	8	–	–
		(2%)	(8)	–	–

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit after tax and retained profits measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the financial year for presentation purposes.

上表呈列的分析結果為本集團各實體按各自功能貨幣計量的稅後損益及權益，在為呈列而按報告期末的匯率換算為人民幣時，對有關損益及權益的整體即時影響。

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the financial year, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2010.

敏感度分析假設已採用變動匯率重新計量本集團於報告期末持有而導致本集團承受外匯風險的金融工具，包括按貸款人或借款人功能貨幣以外貨幣計值的集團內公司間應付款項及應收款項。該分析不包括換算海外業務財務報表為本集團呈報貨幣所產生的差額。該分析與2010年的分析基礎一致。

(Expressed in Renminbi)

51 Financial risk management and fair values (continued)

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2011, the balance due from BSP agents amounted to RMB923 million (2010: RMB909 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in Note 31.

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices and the jet fuel expenses are a significant cost for the Group. A reasonable possible increase or decrease of 10% (2010: 10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB3,268 million (2010: RMB2,349 million). The sensitivity analysis indicates the instantaneous change in the Group's fuel cost that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

51 財務風險管理及公允價值(續)

(d) 信貸風險

本集團的信貸風險主要來自於現金及現金等價物及應收賬款。

本集團的現金及現金等價物幾乎全部存放於中國的金融機構。管理層相信這些是高質量的信貸資產。

本集團大部分的機票是由參與國際航空協會組織的「售票及結算計劃」的代理人銷售，其信用風險不大。售票及結算計劃為航空公司及銷售代理人之間的結算系統。於2011年12月31日，本集團應收售票及結算計劃的代理人結餘為人民幣9.23億元(2010年：人民幣9.09億元)。本集團持續關注應收售票及結算計劃的代理人及其餘應收賬款餘額的信用風險。本集團持續對客戶的財務狀況進行信用評估，呆賬減值損失維持於管理層預期的數額內。應收賬款相關的信用風險的進一步定量披露，載於附註31。

(e) 燃油價格風險

由於航油為本集團一項主要營運支出，因此本集團的業績極受航油價格波動所影響。在航油消耗量及所有其他變數保持不變的情況下，航油價格可能合理上升／降低10%(2010年：10%)，本集團航油成本將增加／減少約人民幣32.68億元(2010年：人民幣23.49億元)。敏感度分析假設於報告期初航油價格已變動時，而導致本集團航油成本的即時變動。

51 Financial risk management and fair values (continued)

(f) Fair value

(i) *Financial instruments carried at fair value*

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

- Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
- Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
- Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

51 財務風險管理及公允價值（續）

(f) 公允價值

(i) *以公允價值計量的金融工具*

以下表格呈報了報告期末根據國際財務報告準則第7號「金融工具：披露」中所定義的三個公允價值級別劃分的以公允價值計量的金融資產，而每種金融工具則完全基於對計量其公允價值具有重大意義的參數的最低級別來分類。有關等級詳情如下：

- 第1級（最高等級）：參照活躍市場中相同金融工具的報價（未經調整）計算公允價值
- 第2級：參照活躍市場中類似金融工具的報價，或全部重要參數直接或間接基於可觀察市場數據的估值技術，計算公允價值
- 第3級（最低等級）：任何重要參數並非基於可觀察市場數據的估值技術計算公允價值

		The Group 本集團				The Company 本公司			
		Level 1 第一級 RMB million 人民幣百萬元	Level 2 第二級 RMB million 人民幣百萬元	Level 3 第三級 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元	Level 1 第一級 RMB million 人民幣百萬元	Level 2 第二級 RMB million 人民幣百萬元	Level 3 第三級 RMB million 人民幣百萬元	Total 合計 RMB million 人民幣百萬元
2011									
Assets	資產								
Available-for-sale equity securities:	可供出售金融資產								
– Listed	－上市	64	–	–	64	21	–	–	21
2010									
Assets	資產								
Available-for-sale equity securities:	可供出售金融資產								
– Listed	－上市	80	–	–	80	33	–	–	33
Liabilities	負債								
Derivative financial instruments:	衍生金融工具								
– Foreign exchange forward option contracts	－外匯期權合約	–	13	–	13	–	13	–	13

(Expressed in Renminbi)

51 Financial risk management and fair values (continued)

(f) Fair value (continued)

(i) Financial instruments carried at fair value (continued)

During the years ended 31 December 2011 and 2010, there were no significant transfers between instruments in Level 1 and Level 2.

Fair value of available-for-sale securities is based on quoted market prices at the end of the financial year without any deduction for transaction costs.

The fair value of forward exchange contracts is estimated by using Black-Scholes option pricing model, taking into account the terms and conditions of the forward exchange contracts. The major inputs used in estimation process include implied volatility, benchmark interest rates and foreign exchange spot and forward rates, which can be obtained from observable markets.

(ii) Non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iii) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(iv) All other financial instruments, including trade and other receivables, prepaid expenses and other current assets, trade and other payables, are carried at amounts not materially different from their fair values as at 31 December 2011 and 31 December 2010.

51 財務風險管理及公允價值(續)

(f) 公允價值(續)

(i) 以公允價值計量的金融工具(續)

2011年及2010年沒有第1級和第2級之間的重大重新分類。

可供出售金融資產的公允價值以報告期末未扣除任何交易成本的公開市場報價計量。

外匯期權合約的公允價值是採用Black-Scholes(金融數值方法)期權估值模型,根據相關外匯期權合約條款及由可觀察的市場中取得的隱含波動率利率,基準利率和即期及遠期匯率等,估算得到。

(ii) 非流動投資為於中國成立之公司的可供出售的非上市股權證券,由於並沒有這些股權證券的市場報價資料,因此,不能對其公允價值作出合理估計。

(iii) 應收/應付關聯公司款項的結餘是無抵押、免息及沒有固定還款期限。因此,披露估計其公允價值並沒有意義。

(iv) 於2011年12月31日及2010年12月31日,應付及其他應付款、預付款及其他流動資產、應付及其他應付款等其他金融工具的賬面價值與公允價值無重大差異。

52 Commitments

52 承諾事項

(a) Capital commitments

Capital commitments outstanding at 31 December 2011 not provided for in the financial statements were as follows:

(a) 資本承擔

於2011年12月31日，本集團及本公司的資本承擔如下：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
Commitments in respect of aircraft and flight equipment	就飛機及飛行設備的承擔				
– authorised and contracted for	－已授權及已訂約	**61,250**	73,909	**42,739**	56,627
Other commitments	其他承擔				
–authorised and contracted for	－已授權及已訂約	**1,534**	757	**1,358**	354
–authorised but not contracted for	－已授權但未訂約	**2,256**	1,949	**1,001**	1,475
		3,790	2,706	**2,359**	1,829
		65,040	76,615	**45,098**	58,456

As at 31 December 2011, the Group placed orders for 180 aircraft and certain flight equipment, which are scheduled for delivery in 2012 to 2016. Deposits of RMB14,477 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2011, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

於2011年12月31日，本集團有180架飛機及飛行設備已訂購但未交付。這些飛機及飛行設備預期於2012年至2016年期間交付，本集團已就購買有關飛機及相關設備支付了人民幣144.77億元訂金。於2011年12月31日，就購置這些飛機及飛行設備，包括預計交付日的估計價格提升，在未來的付款總額如下：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	**2011 RMB million 人民幣百萬元**	2010 RMB million 人民幣百萬元
2011	2011	**–**	20,445	**–**	17,039
2012	2012	**19,014**	20,033	**15,466**	16,725
2013	2013	**19,673**	15,980	**16,381**	12,910
2014	2014	**13,328**	10,720	**8,104**	7,224
2015	2015	**8,580**	6,731	**2,788**	2,729
2016 and afterwards	2016及以後年度	**655**	–	**–**	–
		61,250	73,909	**42,739**	56,627

52 Commitments (continued)

52 承諾事項(續)

(a) Capital commitments (continued)

As at 31 December 2011, the Group and the Company has capital commitments as follows:

(a) 資本承擔(續)

於2011年12月31日，本集團具有以下資本承擔：

		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Authorised and contracted for	**已授權及訂約**		
Capital contributions to a subsidiary (Note 23)	對子公司的投資承擔(附註23)	**120**	–
Capital contributions for acquisition of interests in associates	購買聯營公司股權的投資承擔	**119**	–
Share of capital commitments of a jointly controlled entity	應佔合營公司的資本承擔	**27**	14
		266	14

(b) Operating lease commitments

As at 31 December 2011, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

(b) 經營性租賃承擔

於2011年12月31日，就不可撤銷的飛機及飛行設備的經營性租賃以後應支付的最低租賃付款額如下：

		The Group 本集團		The Company 本公司	
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元
Payments due	於下列期間應付的租賃費用				
Within 1 year	1年內	**4,369**	4,068	**3,613**	3,283
After 1 year but within 5 years	1年以上但5年以內	**13,283**	13,713	**10,883**	10,546
After 5 years	5年以上	**7,487**	8,196	**6,886**	6,706
		25,139	25,977	**21,382**	20,535

(Expressed in Renminbi)

53 Contingent liabilities

(a) The Group leased certain properties and buildings from CSAHC which are located in Guangzhou, Wuhan and Haikou and other PRC cities. These properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the properties and buildings.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks whereby, the Company and Xiamen Airlines provided guarantees on personal bank loans amounting to RMB395 million (2010:RMB250 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2011, an aggregate of personal bank loans of RMB293 million (2010:RMB151 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB4 million (2010:RMB2 million) due to the default of payments of certain pilot trainees.

(c) The Company received a claim on 11 July 2011 from an overseas entity (the "claimant") against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, United Kingdom Supreme Court Act 1981. The claim is still being investigated and the directors are of the opinion that the claim is without merit and the Company has involved its legal advisor to defend the claim and filed a defense to the claimant declining all the claims and made a counter claim for an indemnity of around USD34 million caused by the claimant's non-execution of the aircraft sale agreement. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur .

53 或有負債

(a) 本集團向南航集團租用位於廣州、武漢、海口和中國其他城市的若干房屋及建築物。但是據本集團瞭解，南航集團就這些房屋及建築物缺乏充分的產權證明。

根據本集團與南航集團於1997年5月22日簽訂的賠償協議，南航集團同意就本集團因上述房屋和建築物的使用權受到質疑而引致的任何損失和損害，向本集團作出賠償。

(b) 本公司及廈門航空與若干銀行及若干飛行員簽訂合同，對該等飛行員用於支付飛行培訓費的個人貸款總額度人民幣3.95億元(2010年：人民幣2.50億元)進行擔保。截至2011年12月31日，相關銀行已按擔保條款向自費飛行員發放貸款合計人民幣2.93億元(2010年：人民幣1.51億元)。於本年度，本集團由於被擔保飛行學員未按時還貸而履行擔保責任支付的還貸金額為人民幣0.04億元(2010年：人民幣0.02億元)。

(c) 本公司於2011年7月11日正式收到一家境外公司因飛機銷售合同糾紛起訴公司的訴狀，要求本公司支付0.46億美元損害賠償金或者歸還其支付的0.12億美元預付款，並根據英國1981最高法院法第35A款計算上述金額利息。此訴訟仍處於調查階段，本公司認為對方的訴訟請求並不合理，並已聘請法律顧問應訴。本公司目前已經提交抗辯與反訴書，否認上述訴訟，同時反訴原告未按照飛機銷售合同的約定按期支付購買飛機款項造成違約，並要求原告支付約0.34億美元損害賠償金。本公司認為該訴訟屬於不是很可能導致經濟利益流出本集團的事項。

(Expressed in Renminbi)

54 Non-adjusting events after the financial year end

(a) On 28 February 2012, the Company entered into an agreement with the Boeing Company to purchase 10 Boeing 777-300ER aircraft at a predetermined price, which are scheduled for delivery from 2013 to 2016.

(b) On 29 March 2012, the directors proposed a final dividend in respect of the year ended 31December 2011. Further details are disclosed in Note 19.

55 Comparative figures

As a result of the application of IAS24 (revised 2009), Related party disclosures and *Improvements to IFRSs (2010)*, certain comparative figures have been adjusted to conform to current year's presentation and to provide comparative amounts in respect of items disclosed in 2011. Further details of these developments are disclosed in Note 3.

56 Immediate and ultimate controlling party

As at 31 December 2011, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

57 Accounting judgements and estimates

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding provision for early retirement benefits and fair value measurements of financial instruments disclosed in Note 43 and Note 51(f) respectively, the Group believes the following critical accounting policies also involve the most significant judgements and estimates used in the preparation of the financial statements.

54 資產負債表日後非調整事項

(a) 於2012年2月28日，本公司與波音公司簽訂波音飛機購買協議，向波音公司以事先約定價格購買10架波音B777-300ER飛機，交付時間為2013年至2016年。

(b) 董事會於2012年3月29日提議派發末期股利。詳情於附註19進行披露。

55 比較數據

由於應用國際會計準則第24號(2009年修訂)，關聯方披露及國際財務報告準則的改進(2010年)，有關比較數字已作出調整以符合本年度列報要求，及為2011年披露的項目提供比較數據，有關詳情載於附註3。

56 母公司及最終控股公司

於2011年12月31日，本公司之董事認為在中國成立的國有企業南航集團為本公司的直接母公司及最終控股公司。南航集團無提供可供公眾使用的財務報表。

57 會計估計及判斷

本集團的財政狀況與經營業績容易受到與編製財務報表有關的會計方法、假設及估計所影響。本集團依據歷史經驗和認為合理的其他不同假設作為相關假設和估計的基礎，而這些經驗和假設均為對未能從其他來源確定的事宜作出判斷的基準，管理層會持續對這些估計作出評估。由於實際情況、環境和狀況的改變，實際業績可能有別於這些估計。

在審閱財務報表時，需要考慮的因素包括重要會計政策的選擇、對應用這些政策產生影響的判斷及其他不明朗因素，以及已呈報業績對狀況和假設變動的敏感程度等。除了分別於附註43及附註51(f)提及的內部退休計劃補償、金融工具的公允價值計量以外，本集團相信，下列主要會計政策為編製財務報表時，採用了最重要的判斷和估計。

57 Accounting judgement and estimates (continued)

(a) Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, *Impairment of Assets*. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

57 會計估計及判斷（續）

(a) 長期資產減值

如果經營環境預示長期資產的預期可收回值低於它的賬面淨值，應當對此資產考慮減值，並按國際會計準則第36號資產減值的規定，確認減值虧損。本集團定期審閱長期資產的賬面價值，判斷預期可收回值是否低於賬面價值。當經營事件或環境顯示資產的預期可回收值可能低於它們的賬面價值時，本集團對這些資產進行減值測試。當減值確實發生時，資產的賬面值將調整至預期可收回值。可收回值是以公允價值減去處置費用與使用價值兩者中的較高者計算。在釐定使用價值時，資產所產生的預期現金流量會折現至其現值，因而需要對運輸收入和經營成本作出重大判斷。本集團在釐定與可收回數額相若的合理數額時會採用所有可供使用的資料，包括根據合理和可支援的假設所作出對運輸收入和經營成本的預測和估計。

(b) 折舊

物業、廠房及設備在考慮其估計殘值後，於預計可使用年限內按直線法計提折舊。本集團每年審閱資產的預計可使用年限以決定記錄於各個報告期的折舊金額。預計可使用年限是本集團根據同類資產的以往經驗並結合預期的技術的改變釐定。如果以前的估計發生重大變化，則會在未來期間對折舊費用進行調整。

(Expressed in Renminbi)

58 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2011

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and five new standards which are not yet effective for the year ended 31 December 2011 and which have not been adopted in these financial statements.

58 截至2011年12月31日止會計年度已頒佈但未生效的新訂及經修訂的會計準則和詮釋的可能影響

截至本財務報表發出日，國際會計準則委員會頒佈了若干尚未在截至2011年12月31日止年度會計期間生效的新訂及五項經修訂的會計準則。因此，本財務報表中並未採用這些會計準則和詮釋。

	Effective for accounting periods beginning on or after 生效的會計期間起始日
Amendments to IFRS 7, *Financial instruments: Disclosures – Transfers of financial assets* 國際會計準則第7號修訂，*金融工具披露－轉讓金融資產的修訂*	1 July 2011 2011年7月1日
Amendments to IAS 12, *Income taxes – Deferred tax: Recovery of underlying assets* 國際會計準則第12號修訂，*遞延稅項潛在資產的恢復的修訂*	1 January 2012 2012年1月1日
Amendments to IAS 1, *Presentation of financial statements – Presentation of items of other comprehensive income* 國際會計準則第1號修訂，*財務報表的呈列其他綜合收益的呈列的修訂*	1 July 2012 2012年7月1日
IFRS 9, *Financial instruments* 國際財務報告準則第9號，*金融工具*	1 January 2013 2013年1月1日
IFRS 10, *Consolidated financial statements* 國際財務報告準則第10號，*合併財務報表*	1 January 2013 2013年1月1日
IFRS 11, *Joint arrangements* 國際財務報告準則第11號，*共同安排*	1 January 2013 2013年1月1日
IFRS 12, *Disclosure of interests in other entities* 國際財務報告準則第12號，*其他實體的權益披露*	1 January 2013 2013年1月1日
IFRS 13, *Fair value measurement* 國際財務報告準則第13號，*公允值計量*	1 January 2013 2013年1月1日
IAS 27, *Separate financial statements (2011)* 國際會計準則第27號，*獨立財務報表(2011)*	1 January 2013 2013年1月1日
IAS 28, *Investments in associates and joint ventures* 國際會計準則第28號，*於聯營及合營企業投資*	1 January 2013 2013年1月1日
Revised IAS 19, *Employee benefits* 國際會計準則第19號(修訂)，*員工福利*	1 January 2013 2013年1月1日

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

本集團正在評估首次使用此等新頒佈及經修訂的國際財務報告準則產生的影響。截止至目前，本集團認為採用上述會計準則及修訂不會對本集團的經營結果及財務報表產生重大影響。

(Expressed in Renminbi)

59 Subsidiaries

The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

59 子公司

以下為對本公司業績、資產及負債有重要影響的主要子公司之詳情：

Name of company 公司名稱	Place of establishment/ operation 成立／營業地點	Registered capital 註冊資本	Proportion of ownership interest held by the Company 本公司持有的權益	Principal activity 主要業務
Shantou Airlines Company Limited (a) 汕頭航空有限公司(a)	PRC 中國	RMB280,000,000 人民幣280,000,000元	60%	Airline 航空運輸
Chongqing Airlines Company Limited (a) 重慶航空有限責任公司(a)	PRC 中國	RMB1,200,000,000 人民幣1,200,000,000元	60%	Airline 航空運輸
Zhuhai Airlines Company Limited (a) 珠海航空有限公司(a)	PRC 中國	RMB250,000,000 人民幣250,000,000元	60%	Airline 航空運輸
Xiamen Airlines (a) 廈門航空(a)	PRC 中國	RMB3,000,000,000 人民幣3,000,000,000元	51%	Airline 航空運輸
Guizhou Airlines (a) 貴州航空(a)	PRC 中國	RMB180,000,000 人民幣180,000,000元	60%	Airline 航空運輸
Nan Lung International Freight Limited 南龍國際貨運有限公司	Hong Kong 香港	HKD3,270,000 港幣3,270,000元	51%	Freight services 貨運服務
Guangzhou Baiyun International Logistic Company Limited (a) 廣州白雲國際物流有限公司(a)	PRC 中國	RMB50,000,000 人民幣50,000,000元	61%	Logistics operations 物流服務
China Southern Airlines Group Air Catering Company Limited (a) 中國南航集團航空食品有限公司(a)	PRC 中國	RMB10,200,000 人民幣10,200,000元	100%	Air catering 航空配餐
Guangzhou Nanland Air Catering Company Limited (b) 廣州南聯航空食品有限公司(b)	PRC 中國	RMB120,000,000 人民幣120,000,000元	55%	Air catering 航空配餐
Xinjiang Civil Aviation Property Management Limited (a) 新疆民航實業管理有限責任公司(a)	PRC 中國	RMB251,332,832 人民幣251,332,832元	51.84%	Property management 物業管理
Beijing Southern Airlines Ground Services Company Limited (a) 北京南航地面服務有限公司(a)	PRC 中國	RMB18,000,000 人民幣18,000,000元	100%	Provision of airport ground services 提供地面服務

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c) Certain Group's subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

(a) 這些子公司為中國的有限責任公司。

(b) 該子公司為在中國成立的中外合資的有限公司。

(c) 本集團若干子公司是根據中國法律以合資模式經營，其經營年期受到限制。

(Expressed in Renminbi)

60 Associates and jointly controlled entities

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2011 are as follows:

60 聯營公司及合營公司

以下為於2011年12月31日本集團之主要聯營公司及合營公司之詳情：

		Proportion of ownership interest held by 所有權益比率				
Name of company 公司名稱	Place of establishment/ operation 成立／營業地點	Group's effective interest 本集團的實際權益	The Company 由本公司持有	Subsidiaries 由本公司子公司持有	Proportion of voting rights held by the Group 本集團持有的投票權	Principal activity 主要業務
GAMECO (a) 廣州維修 (a)	PRC 中國	50%	50%	–	50%	Provision of aircraft repair and maintenance services 提供飛機維修及維護服務
SA Finance 南航財務	PRC 中國	33.98%	21.09%	12.89%	33.98%	Provision of financial services 提供金融服務
Sichuan Airlines Corporation Limited 四川航空股份有限公司	PRC 中國	39%	39%	–	39%	Airline 航空運輸
Southern Airlines Culture and Media Co., Ltd. 中國南航集團文化傳媒股份有限公司	PRC 中國	40%	40%	–	40%	Provision of advertising services 提供廣告服務
Zhuhai Xiang Yi (a) 珠海翔翼 (a)	PRC 中國	51%	51%	–	50%	Provision of flight simulation services 模擬飛行訓練
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a) 廣州南航中免免税店有限公司 (a)	PRC 中國	50%	50%	–	50%	Sales of duty free goods in flight 機上免税貨品銷售
Flying College (a) 飛行學院 (a)	Australia 澳大利亞	48.12%	48.12%	–	50%	Pilot training services 提供飛行員培訓服務

(a) These are jointly controlled entities.

(b) Certain Group's jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

(a) 這些公司為合營公司。

(b) 本集團若干合營公司是根據中國法律以合資模式經營，其經營年期有限。

補充資料
Supplementary Information

(以人民幣為單位)
(Expressed in Renminbi)

Reconciliation statements of differences in financial statements prepared under different GAAPs

本集團按不同準則編製的財務報表差異調節表

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

(1) 中國會計準則和國際財務報告準則之重大差異對歸屬於母公司淨利潤的影響分析如下：

			The Group 本集團 2011 RMB million 人民幣百萬元	The Group 本集團 2010 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的金額		**5,075**	5,805
Adjustments:	調整：			
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(a)	**(26)**	(26)
Adjustments arising from business combinations under common control	同一控制下企業合併的調整	(b)	**–**	(1)
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化調整	(c)	**87**	17
Government grants	撥款轉入	(d)	**1**	1
Effect of the above adjustments on taxation	以上調整對稅務的影響		**(21)**	(4)
Effect of the above adjustments on minority interests	以上調整對少數股東權益的影響		**(6)**	–
Total	合計		**35**	(13)
Amounts under IFRSs	國際財務報告準則下的金額		**5,110**	5,792

(以人民幣為單位)
(Expressed in Renminbi)

Reconciliation statements of differences in financial statements prepared under different GAAPs (cont'd)

本集團按不同準則編製的財務報表差異調節表(續)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity holders of the Company is analysed as follows:

(2) 中國會計準則和國際財務報告準則之重大差異對歸屬於母公司股東權益的影響分析如下：

			The Group 本集團 2011 RMB million 人民幣百萬元	The Group 本集團 2010 RMB million 人民幣百萬元
Amounts under PRC GAAP	中國會計準則下的金額		**32,078**	26,755
Adjustments:	調整：			
Losses on lump sum housing benefits	一次性付款住房補貼款損失	(a)	**14**	40
Capitalisation of exchange difference of specific loans	專項借款匯兑損益的資本化調整	(c)	**215**	128
Accumulated loss attributed to non-controlling interests of a subsidiary	子公司非控股權益應承擔的累計超額虧損	(e)	**(23)**	(23)
Government grants	撥款轉入	(d)	**(37)**	(38)
Effect of the above adjustments on taxation	以上調整對稅務的影響		**(54)**	(33)
Effect of the above adjustments on minority interests	以上調整對少數股東權益的影響		**(18)**	(12)
Total	合計		**97**	62
Amounts under IFRSs	國際財務報告準則下的金額		**32,175**	26,817

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits are executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are initially deferred and charged to the income statement, over the vesting benefit periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, business combinations under common control are accounted for by applying the pooling-of-interest method. The assets and liabilities of acquired subsidiaries are recorded at the subsidiaries' historical amounts. Under IFRSs, purchase accounting is adopted where the assets and liabilities of the acquired subsidiaries are recorded at fair value.

(c) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(d) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

註：

(a) 根據中國會計準則，本公司由南航集團統籌的一次性住房補貼款按有關規定記入2001年1月1日未分配利潤。按照國際財務報告準則，上述一次性住房補貼款於初始確認時予以遞延並在有關合同所規定的歸屬受益期內分攤至相關會計期間列支處理。

(b) 根據中國會計準則，本集團在同一控制下的企業合併中取得的子公司的資產和負債，按照其賬面值計量。國際財務報告準則下，本公司按照購買法對上述企業合併進行處理，對合併中取得的資產和負債以本集團在購買日為取得該子公司控制權而付出資產、發生或承擔負債的公允價值計量。

(c) 根據中國會計準則，外幣專門借款本金及利息的匯兑差額，應當予以資本化，計入符合資本化條件的資產的成本。根據國際財務報告準則，除了作為利息費用調整的外幣借款產生的匯兑差額部分可予以資本化外，其他均計入當期損益。

(d) 根據中國會計準則，政府撥入的投資補助等專項撥款中若國家相關規定作為資本公積處理的，本公司將其記入資本公積。而按照國際財務報告準則的規定，與購買固定資產相關的政府補助應沖減相關資產的成本。

補充資料
Supplementary Information

(以人民幣為單位)
(Expressed in Renminbi)

Reconciliation statements of differences in financial statements prepared under different GAAPs (cont'd)

Notes: (cont'd)

(e) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

The financial statements prepared under PRC GAAP were audited by KPMG Huazhen, a firm of certified public accountants registered in the People's Republic of China.

本集團按不同準則編製的財務報表差異調節表(續)

註:(續)

(e) 根據中國會計準則及國際財務報告準則,自2010年1月1日起,當子公司非控股權益分擔的當期虧損超過了非控股權益在該子公司期初股東權益中所享有的份額的,其餘額仍沖減非控股權益。根據中國會計準則,該會計政策變更應進行追溯調整,而根據國際財務報告準則,該會計政策變更無需進行追溯調整。

對按中國會計準則編製的財務報表進行審計的機構為:畢馬威華振會計師事務所。

五年財務摘要
Five Year Summary

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

下列的合併財務資料是摘錄自本集團按國際財務報告準則編製的合併財務報表。

CONSOLIDATED INCOME STATEMENT SUMMARY 合併利潤表摘要

		Year ended 31 December 截至十二月三十一日止年度				
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2009 RMB million 人民幣百萬元	2008 RMB million 人民幣百萬元	2007 RMB million 人民幣百萬元
Operating revenue	經營收入	**90,395**	76,495	54,802	55,288	54,401
Operating expenses	營運開支	**(87,063)**	(70,689)	(55,355)	(61,771)	(52,960)
Other net income	其他收入淨額	**1,021**	476	1,989	833	436
Operating profit/(loss)	經營利潤／(虧損)	**4,353**	6,282	1,436	(5,650)	1,877
Interest income	利息收入	**179**	93	68	103	73
Interest expense	利息支出	**(1,067)**	(1,265)	(1,497)	(1,987)	(2,291)
Share of associates' results	應佔聯營公司業績	**456**	56	69	(12)	57
Share of jointly controlled entities' results	應佔合營公司業績	**125**	112	214	170	123
Gain on sale of a jointly controlled entity classified as held for sale, net	出售持有待售合營公司投資收益，淨額	**–**	1,078	–	–	–
Gain/(loss) on derivative financial instruments, net	衍生工具收益／(虧損)，淨額	**1**	(30)	45	(124)	90
Exchange gain, net	匯兌收益，淨額	**2,755**	1,746	93	2,592	2,832
Gain on deemed disposal of a subsidiary	視同出售子公司權益收益	**–**	17	–	–	–
Interest income on wealth management products	理財產品利息收入	**128**	–	–	–	–
Gain on sale of other investments in equity securities	出售其他股權投資收益	**–**	–	–	–	107
Gain on sale of a jointly controlled entity	出售合營公司投資收益	**–**	–	–	143	–
Gain on sale of equity interest in subsidiaries	出售子公司權益收益	**–**	–	–	37	7
Profit/(loss) before taxation	稅前利潤／(虧損)	**6,930**	8,089	428	(4,728)	2,875
Income tax (expense)/benefit	所得稅(費用)／收益	**(840)**	(1,677)	96	(61)	(846)
Profit/(loss) for the year	本年利潤／(虧損)	**6,090**	6,412	524	(4,789)	2,029
Attributable to:	以下人士應佔：					
Equity shareholders of the Company	本公司股東	**5,110**	5,792	327	(4,826)	1,836
Non-controlling interests	非控股權益	**980**	620	197	37	193
Profit/(loss) for the year	本年利潤／(虧損)	**6,090**	6,412	524	(4,789)	2,029
Earnings/(loss) per share Basic and diluted (RMB)	每股利潤／(虧損) 基本及攤薄 (人民幣元)	**0.52**	0.70	0.05	(0.74)	0.28

五年財務摘要
Five Year Summary

Consolidated Balance Sheet summary 合併資產負債表摘要

		At 31 December 於十二月三十一日				
		2011 RMB million 人民幣百萬元	2010 RMB million 人民幣百萬元	2009 RMB million 人民幣百萬元	2008 RMB million 人民幣百萬元	2007 RMB million 人民幣百萬元
Non-current assets	非流動資產	**109,927**	95,476	85,199	73,903	73,328
Net current liabilities	淨流動負債	**24,928**	16,466	28,441	32,290	33,921
Non-current liabilities and deferred items	非流動負債及遞延項目	**47,222**	48,694	43,390	32,025	24,985
Total equity attributable to equity shareholders of the Company	本公司股東應佔權益	**32,175**	26,817	10,457	7,130	11,975
Non-controlling interests	非控股權益	**5,602**	3,499	2,911	2,458	2,447

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

BOARD OF DIRECTORS

Si Xian Min, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Vice Party Secretary and secretary to the disciplinary committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Tan Wan Geng, aged 48, is an economist graduated from Zhongshan University, majoring in economic geography, with qualification of post graduate degree. Mr. Tan began his career in civil aviation in 1990 and has served as the head of the infrastructure department and director of human resources department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Vice President of the Company from February 2006 to February 2007; the member of the Party of CSAHC and the Party Secretary of the Company from February 2007 to January 2009; the member of the Party of CSAHC and the President of the Company from January 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been a Director of the Company since 15 June 2006.

Wang Quan Hua, aged 58, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of Southern Airlines (Group) Company. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since 13 May 2003, Mr. Wang has been a director of the Company. Currently, Mr. Wang is also a director of companies namely, Nan Lung, Solar Insurance Group Company Limited, China National Aviation Corp (HK) Ltd., TravelSky Technology Limited and Asia Travel Investment Company Limited. Mr. Wang is also the Chairman of Guangzhou Southern Airline Construction Company Limited.

董事會

司獻民先生，55歲，清華大學高級管理人員工商管理碩士(EMBA)。司先生1975年參加工作，曾任南航河南分公司政治處主任，貴州航空有限公司黨委書記兼副總經理，本公司黨委副書記、紀委書記，南航集團北方公司黨委書記。2004年10月至2009年1月任本公司總經理，2004年12月31日起任本公司董事，2009年1月至今任南航集團總經理、黨組副書記，本公司董事長。

譚萬庚先生，48歲，碩士研究生學歷，中山大學經濟地理專業畢業，經濟師。譚先生1990年參加工作，曾任北京飛機維修工程有限公司基建處處長、人事行政部主任，中國民用航空總局人事勞動司(人事教育司)副司長，中國民用航空總局東北管理局局長、黨委書記，2006年2月至2007年2月任本公司黨委書記、副總經理，2007年2月至2009年1月任南航集團黨組成員、本公司黨委書記，2009年1月至2011年5月任南航集團黨組成員、本公司總經理，2011年5月至今任南航集團黨組書記、本公司總經理。譚先生自2006年6月15日至今任本公司董事。

王全華先生，58歲，中央黨校經濟管理專業畢業。王先生1972年參加工作，曾任南航計劃經營處處長，南方航空(集團)公司規劃發展部總經理、總裁助理兼規劃發展部部長，南方航空(集團)公司副總裁，2002年9月至今任南航集團副總經理，2003年5月13日至今任本公司董事。王先生目前還兼任南龍、陽光保險集團股份有限公司、中國航空公司(香港)有限公司、中國民航信息網絡股份有限公司、亞旅實業有限公司等公司的董事，及廣州南航建設有限公司董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Yuan Xin An, 55, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of CSAHC; the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd.; the Chief Engineer and the President of Engineering Department of China Southern Airlines Company Limited; the Executive Vice President of China Southern Airlines Company Limited from April 2002 to June 2007. Mr. Yuan has served as the Executive Vice President of China Southern Airlines Company Limited since September 2007; also the Chief Legal Adviser of CSAHC from July 2008. Since 30 November 2011, Mr. Yuan has become a director of the Company. Mr. Yuan Xin An is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

袁新安先生，55歲，大學學歷，空軍工程學院航空機械專業畢業，高級工程師。袁先生1976年12月參加工作，曾任南方航空公司機務工程部副總經理，民航廣州飛機維修公司副總經理，中國南方航空股份有限公司總工程師兼機務工程部總經理，2002年4月至2007年9月任中國南方航空股份有限公司副總經理，2007年9月至今任南航集團副總經理，2008年7月起兼任南航集團總法律顧問，2011年11月30日至今任本公司董事。袁先生目前還兼任中國南航集團進出口貿易有限公司、中國南航集團建設開發有限公司、珠海保稅區摩天宇航空發動機維修有限公司、大連槐城別墅有限公司、深圳航空食品有限公司等公司的董事長，及中國飛機服務有限公司董事。

Zhang Zi Fang, aged 54, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the deputy commissar and subsequently the commissar of the pilot corps of China Northern Airlines Company; as the party secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch of CSAHC Northern Airlines. Mr. Zhang was the Director of Political Works Department of CSAHC and was the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Vice Party Secretary of the Company from December 2007 to February 2009. He has been the Party Secretary and Executive Vice President of the Company since February 2009. Mr. Zhang has been a director of the Company since 30 June 2009. He is also the Vice Chairman of SACM.

張子芳先生，54歲，清華大學高級管理人員工商管理碩士(EMBA)，高級政工師。張先生1976年參加工作，曾任中國北方航空公司飛行總隊副政委、政委，中國北方航空公司吉林分公司黨委書記，南航集團北方公司大連分公司總經理，南航集團政治工作部部長。2005年2月至2007年12月任本公司黨委副書記、紀委書記；2007年12月至2009年2月任本公司副總經理、黨委副書記；2009年2月至今任本公司黨委書記、副總經理。張先生自2009年6月30日至今任本公司董事。張先生目前還兼任文化傳媒公司副董事長。

Xu Jie Bo, aged 47, graduated with a bachelor degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the deputy director and director of the financial department of Central and Southern China Civil Aviation Administration; as the Chief Accountant and the General Manager of the Financial Department of the Company. He has been a director and the Chief Financial Officer (Chief Accountant) of the Company since April 2001 and a director, the Executive Vice President and the Chief Financial Officer (Chief Accountant) of the Company since August 2003. Mr. Xu is also the chairman of Guizhou Airlines Company Limited; the vice chairman of Xiamen Airlines Company Limited and the vice chairman of Sichuan Airlines Corporation Limited.

徐杰波先生，47歲，大學學歷，天津大學基本建設管理工程專業畢業，在職取得香港浸會大學工商管理碩士、清華大學高級管理人員工商管理碩士(EMBA)學位，高級會計師。徐先生1986年參加工作，曾任民航中南管理局財務處副處長、處長，本公司總會計師兼財務部總經理，2001年4月起任本公司董事兼財務總監(總會計師)，2003年8月至今任本公司董事、副總經理兼財務總監(總會計師)。徐先生目前還兼任貴州航空有限公司董事長、廈門航空有限公司副董事長、四川航空股份有限公司副董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Chen Zhen You, aged 60, graduated with an MBA degree from Murdoch University in Australia. Mr. Chen started his career in 1969. He worked as the vice director of the Office of International Affairs of Guangzhou Civil Aviation Administration; as the general manager of the Department of Foreign Affairs of the Company; and as the Director of General Administration Office and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labour Union of the Company since February 2005. Mr. Chen has been a director of the Company since 15 June 2006. He is also the chairman of Zhuhai Airlines.

陳振友先生，60歲，擁有澳大利亞梅鐸大學工商管理碩士學位。陳先生1969年參加工作，曾任民航廣州管理局國際處副處長、中國南方航空公司國際業務處副處長、南航國際部總經理、南航集團公司辦公室主任、南航集團規劃投資部部長，2005年2月至今任本公司工會主席，2006年6月15日至今任本公司董事。陳先生目前還兼任珠海航空有限公司董事長。

Gong Hua Zhang, aged 66, a senior accountant at professor level. With over 40 years of accounting experience, Mr. Gong had served as a Deputy Chief Accountant, a director of the Financial division of China Petroleum Pipeline Bureau, a director of Financial Bureau of China National Petroleum Corporation and a Chief Accountant of China National Petroleum Corporation. He was a director of PetroChina Company Limited from October 1999 to May 2008, the Chairman of the Board of PetroChina Finance Company Limited from May 1999 to September 2009 and a Director of China Cheung Kong Electric Power Co., Ltd. from September 2002 to June 2010. Mr. Gong has been an independent non-executive director of the Company since 28 June 2007 and vice president of Accounting Society of China, member of the Accounting Standards Committee of the Ministry of Finance and member of China Valuation Standards Committee. He is also an independent director of China Shenhua Energy Company Limited, an external director of China Dongfang Electricity Group Company Limited, an independent director of Nanyang Commercial Bank (China) Company Limited, an independent director of China Railway Group Limited and an external director of COFCO Corporation.

貢華章先生，66歲，教授級高級會計師。貢先生積累逾40年會計經驗，曾任中國石油天然氣管道局副總會計師、財務處處長，中國石油天然氣總公司財務局局長，中國石油天然氣集團公司總會計師，1999年10月至2008年5月任中國石油天然氣股份有限公司董事，1999年5月至2009年9月任中油財務有限責任公司董事長，2002年9月至2010年6月任中國長江電力股份有限公司董事。貢先生自2007年6月28日至今任本公司獨立非執行董事，目前還兼任中國會計學會副會長、財政部會計準則委員會委員、中國資產評估準則委員會委員，及中國神華能源股份有限公司獨立董事，中國東方電氣集團有限公司外部董事，南洋商業銀行(中國)有限公司獨立董事，中國中鐵股份有限公司獨立董事，中糧集團有限公司外部董事。

Wei Jin Cai, aged 62, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the deputy party secretary of the Party Committee of the headquarters of Civil Aviation Administration of China before he was appointed as the party secretary of Civil Aviation Management Institute of China from March 1993 to November 2008 and the president of Civil Aviation Management Institute of China from November 2008 to August 2010. Mr. Wei has been an independent non-executive director of the Company since 29 December 2010. He currently also serves as an independent director of Shandong Airlines Company Limited and Xiamen International Airport Co., Ltd. and an independent non-executive director of ASR Holdings Limited.

魏錦才先生，62歲，中央黨校經濟管理專業畢業。魏先生具有多年民航工作經驗，對民用航空運營管理有深入研究，在航空業內有廣泛影響。魏先生曾任中國民航總局機關黨委副書記，1993年3月至2008年11月任中國民航管理幹部學院黨委書記，2008年11月至2010年8月任中國民航管理幹部學院院長。魏先生自2010年12月29日至今任本公司獨立非執行董事，目前還兼任山東航空股份有限公司獨立董事、廈門國際航空港股份有限公司獨立董事、香港瀚洋控股有限公司獨立非執行董事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Ning Xiang Dong, aged 47, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning started his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive vice director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. He currently serves as a professor and a doctorate-tutor of the School of Economics and Management of Tsinghua University, and the executive director of Centre for Corporate Governance at Tsinghua University. Mr. Ning has been an independent non-executive director of the Company since 29 December 2010. He is concurrently also serves as an independent director of four listed companies, namely, Hong Yuan Securities Co., Ltd., Goer Tek Inc., Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

寧向東先生，47歲，博士研究生學歷，清華大學經濟管理學院數量經濟學專業畢業。寧先生1990年參加工作，曾任清華大學助教、講師、副教授，清華大學中國經濟研究中心常務副主任，哈佛商學院、伊利諾大學、新南威爾士大學、悉尼大學、香港中文大學訪問學者，現任清華大學經濟管理學院教授、博士生導師，清華大學公司治理研究中心執行主任。寧先生自2010年12月29日至今任本公司獨立非執行董事。目前還兼任宏源證券股份有限公司、歌爾聲學股份有限公司、航天科技控股集團股份有限公司、四川長虹電器股份有限公司等上市公司的獨立董事。

Liu Chang Le, aged 60, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the chairman and chief executive officer of Phoenix Satellite Television Company Limited since 1996 and the chairman and chief executive officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include "Wiseman of the Media Industry, "the Most Innovative Chinese Business Leaders in the Asia Pacific Region", "the Most Entrepreneurial Chinese Business Leaders, and has been awarded the "Robert Mundell Successful World CEO Award, the "Man of Year for Asia Brand Innovation Award", the "Person of the Year" award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences, for five consecutive years. In November 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of "World Chinese-language Media Co-operation Alliance" in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. Mr. Liu is also a member of the Tenth and the Eleventh National Committee of the Chinese People's Political Consultative Conference, and currently serves as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport, of the Eleventh National Committee of the Chinese People's Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has become an independent non-executive director of the Company since 30 November 2011.

劉長樂先生，60歲，香港城市大學榮譽文學博士，鳳凰衛視創始人，自1996年起擔任鳳凰衛視有限公司董事局主席兼行政總裁；2000年鳳凰衛視控股有限公司在香港上市後擔任董事局主席兼行政總裁。劉先生領導鳳凰衛視在華人傳媒領域創造出的卓越成就獲得了海內外各界的廣泛贊許，有「傳媒智者」、「亞太最具創造力之華商領袖」、「最具中國商業精神企業家」之稱，並曾獲得「羅伯特蒙代爾世界經理人CEO成就獎」、「亞洲品牌創新年度人物大獎」、「華商領袖年會'領袖人物'年度人物大獎」等獎項。劉先生自2005年起至今連續擔任著國際艾美獎世界電視節主席的職務並於2008年榮獲國際電視藝術與科學學院授予的「國際艾美理事會獎」。劉先生2009年獲任「世界華文媒體合作聯盟」名譽主席；2010年出任中國佛教協會第八屆理事會特約顧問。劉先生是中國人民政治協商會議第十屆及第十一屆全國委員會委員，第十一屆政協全國委員會教科文衛體委員會副主任。劉先生獲香港特別行政區政府委任為太平紳士，2010年獲香港特別行政區政府頒授銀紫荊星章。劉先生自2011年11月30日至今任本公司獨立非執行董事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

SUPERVISORY COMMITTEE

Pan Fu, aged 49, graduated with a master degree from Chongqing University majoring in power systems and automation, and also a senior engineer. Mr. Pan started his career in 1986, and served successively as the Deputy Chief Engineer and the Deputy Head of the Planning Department of Power Laboratory of Yunnan Provincial Electric Power Bureau, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation, the Deputy Director and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd., the Director of the China Southern Power Grid Technology and Research Center; the General Manager, the Deputy Secretary of The Party of the Guizhou Power Grid Corporation from January 2005 to November 2007; the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. He served as the Party Member and the Party Discipline Inspection Team leader of CSAHC since November 2010 and served as the supervisor of the Company and the Chairman of the Supervisory Committee since 29 December 2010. He is also the Chairman of PCACL.

Li Jia Shi, aged 51, graduated from Guangdong Institute for Nationalities majoring in economics and mathematics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, EMBA major and is an expert of political science. Mr. Li started his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the Company, Party Secretary and vice general manager of Guangzhou Nanland Air Catering Company Limited; the Head of the Organization Division of the Party Committee of the Company. He served as the deputy secretary of the disciplinary committee and the director of the disciplinary committee office of the Company from December 2003 to December 2007. Mr. Li has served as the Secretary and Director of the Disciplinary Committee of the Company since December 2007, and the Party Discipline Inspection Team Vice Leader of CSAHC and the Secretary of the disciplinary committee of the Company since February 2012. Mr. Li has become a supervisor of the Company since 30 June 2009. He currently is also the chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

監事會

潘福先生，49歲，碩士研究生學歷，畢業於重慶大學電力系統及自動化專業，高級工程師。潘先生1986年參加工作，曾任雲南省電力局試驗研究所副總工程師、計劃處副處長，雲南電力集團有限責任公司計劃發展部副主任，昆明發電廠副廠長、廠長，雲南電力集團公司副總工程師、總工程師，中國南方電網有限責任公司安全監察部副主任、主任，中國南方電網技術研究中心主任；2005年1月至2007年11月任貴州電網公司總經理、黨組副書記；2007年11月至2010年11月任中國南方電網有限責任公司計劃發展部主任。2010年11月至今任南航集團黨組紀檢組組長。2010年12月29日至今任本公司監事會主席。目前還兼任客貨代理有限公司的董事長。

李家世先生，51歲，大學學歷，畢業於廣東民族學院經濟數學專業，清華大學高級管理人員工商管理碩士（EMBA），政工師。李先生1976年參加工作，曾任本公司黨委組織部副部長、廣州南聯航空食品有限公司副總經理、本公司黨委組織部部長，2003年12月至2007年12月任本公司紀委副書記兼紀委辦公室主任，2007年12月至今任本公司紀委書記。2012年2月起任南航集團黨組紀檢組副組長兼本公司紀委書記。2009年6月30日至今任本公司監事。目前還兼任南航嘉源（廣州）航空用品有限公司董事長、廣州南聯航空食品有限公司董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Zhang Wei, aged 46, graduated with a master degree from Tianjin University majoring in investment skills and economics and a senior accountant with university qualification. Ms. Zhang started her career in 1988 and served as the General Manager Assistant and Vice General Manager of the Finance Department of the Company; the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC; and the General Manager of SA Finance. Ms. Zhang had then been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. Since October 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been a supervisor of the Company since June 2008. Ms. Zhang is currently also the Chairman of Supervisory Committee of SACM, SA Finance, Southern Airlines (Group) Import and Export Trading Company Limited and China Southern Airlines Group Construction and Development Company Limited and a director of Guangzhou Southern Airline Construction Company Limited.

張薇女士，46歲，碩士研究生學歷，畢業於天津大學投資技術經濟專業畢業，高級會計師。張女士1988年參加工作，曾任本公司財務部總經理助理、財務部副總經理，南航集團監察局副局長兼審計部部長，中國南航集團財務有限公司總經理。2007年10月至2008年10月任南航集團監察局副局長兼審計部部長，2008年10月至今任南航集團審計部部長。2008年6月至今任本公司監事。目前還兼任中國南航集團文化傳媒股份有限公司、中國南航集團財務有限公司、中國南航集團進出口貿易有限公司、中國南航集團建設開發有限公司等公司的監事會主席，和廣州南航建設有限公司的董事。

Yang Yi Hua, aged 52, Ms Yang, graduated with university education, is an accountant and a Certified Internal Auditor. Ms. Yang was the Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Ms. Yang has been the General Manager of the Company's Audit Department since May 2002 and a supervisor of the Company since June 2004. Ms Yang currently is also the Chairman of the Supervisory Committee of Xiamen Airlines, Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited ("Baiyun Logistic"), Beijing China Southern Airlines Ground Service Company Limited and Nan Lung International Freight Limited and a supervisor of Chongqing Airlines and SA Finance.

楊怡華女士，52歲，大學學歷，會計師、國際註冊內部審計師。曾任本公司財務部財務室經理、審計部副總經理。2002年5月至今任本公司審計部總經理。2004年6月至今任本公司監事。目前還兼任廈門航空有限公司、貴州航空有限公司、廣州白雲國際物流有限公司、北京南航地面服務有限公司、南龍國際貨運有限公司等公司的監事會主席，以及重慶航空有限責任公司和中國南航集團財務有限公司的監事。

Liang Zhong Gao, aged 56, graduated from Nanjing Institute of Politics, majoring in economics and management and an expert of political science. Mr. Liang started his aviation career since 1998 and served as Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company. Mr. Liang has been the Director of the Disciplinary Supervision Department of the Company since February 2007 and the supervisor of the Company since June 2007.

梁忠高先生，56歲，畢業於南京政治學院經濟管理專業，政工師。梁先生1998年參加民航工作，曾任本公司廣州營業部副總經理，客運部黨委副書記兼紀委書記，客運部黨總支書記，航空服務質量管理部總經理，2007年2月至今任本公司紀委監察部部長。2007年6月至今任本公司監事。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

SENIOR MANAGEMENT

Ren Ji Dong, aged 47, graduated from Nanjing Institute of Aviation, majoring in aircraft engine design and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA), and he is a senior engineer. Mr. Ren started his career since 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang Branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang Branch of the Company from January 2007 to April 2009. He has served as the Executive Vice President of the Company since May 2009.

He Zong Kai, aged 61, graduated from Beijing Foreign Language Institute majoring in French, and he is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department, President of Hubei Branch. Mr. He has been an Executive Vice President of the Company since March 2005. Currently, Mr. He is also the Chairman of Chongqing Airlines.

Liu Qian, aged 48, graduated from China Civil Aviation Flying College with majoring in aircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the piloting skills supervision division of the piloting standards department, an assistant researcher of the operation supervision division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Mr. Liu served as the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited, a jointly-controlled entity of the Company.

高級管理人員

任積東先生，47歲，畢業於南京航空學院航空發動機設計專業，清華大學高級管理人員工商管理碩士(EMBA)，高級工程師。任先生1986年參加工作，曾任民航烏魯木齊管理局副局長、新疆航空公司副總經理，本公司新疆分公司黨委書記、副總經理，2005年3月至2007年1月任本公司副總經理，2007年1月至2009年4月任本公司新疆分公司總經理，2009年5月至今任本公司副總經理。

何宗凱先生，61歲，畢業於北京外國語學院法語專業，高級經濟師。曾任南航營運部副經理、客運處經理、座位管理中心主任、本公司市場部副總經理、地面服務保障部總經理、湖北分公司總經理，2005年3月至今任本公司副總經理。目前還兼任重慶航空有限責任公司董事長。

劉纖先生，48歲，畢業於民航飛行學院飛機駕駛專業。曾任民航總局飛行標準司飛行技術檢查處助理調研員、運行監察處助理調研員、飛行標準處助理調研員、副處長，本公司副總飛行師、總飛行師，2007年8月至今任本公司副總經理。目前還兼任珠海翔翼航空技術有限公司(本公司之合營公司)董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Dong Su Guang, aged 58, graduated from Northwestern Polytechnical University majoring in aircraft design. Mr. Dong started his career since 1970 and used to be a Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. ("GAMECO", a jointly-controlled entity of the Company), as well as Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

董蘇光先生，58歲，畢業於西北工業大學飛機設計專業。董先生1970年參加工作，曾任廣州飛機維修工程有限公司(本公司之合營公司("廣州維修"))副總經理、本公司總工程師兼機務工程部總經理，2007年12月至今任本公司副總經理。目前還兼任汕頭航空有限公司、廣州維修和瀋陽北方飛機維修有限公司等公司的董事長。

Chen Gang, aged 46, graduated from Zhongnan Finance and Economics University majoring in Industrial Enterprise Management and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He began his career in 1987 and the Vice President of Henan Branch of the Company, the President of Hubei Branch of the Company, and the Director of Commercial Steering Committee of the Company. He has been the Executive Vice President of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited and Baiyun Logistics.

陳港先生，46歲，畢業於中南財經大學工業企業管理專業，清華大學高級管理人員工商管理碩士(EMBA)。陳先生1987年參加工作，曾任本公司河南分公司副總經理、湖北分公司總經理、本公司市場營銷管理委員會主任。2009年8月至今任本公司副總經理。目前還兼任廣東南航易網通電子商務有限公司及白雲物流董事長。

Zhang Zheng Rong, aged 50, graduated from China Civil Aviation Flying College majoring in aircraft piloting and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Zhang used to serve as the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division, and the General Manager of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007. Mr. Zhang is also a director of Aviation Data Communication Corporation.

章正榮先生，50歲，畢業於民航飛行學院飛機駕駛專業，清華大學高級管理人員工商管理碩士(EMBA)。曾任本公司飛行部副總經理兼第一飛行大隊大隊長、航空安全監察部總經理、廣州飛行部總經理，2007年8月至今任本公司總飛行師。目前還兼任民航數據通信有限責任公司董事。

Hu Chen Jie, aged 43, graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007. Mr. Hu is also a director of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of THITC.

胡臣杰先生，43歲，畢業於北京航空航天大學信息管理專業。曾任民航總局計算機中心軟件工程師、微宏信息科技公司(新加坡)高級軟件工程師、本公司計算機中心副主任，SITA INC.(美國)高級項目經理，廣東南航易網通電子商務有限公司總經理。2007年6月至今任本公司總信息師。目前還兼任廣州空港航翼信息科技有限公司董事、廣東南航天合信息科技有限公司董事長。

本公司董事會、監事會及高級管理人員
The Board of Directors, Supervisory Committee and Senior Management

Su Liang, aged 50, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Mr. Su is also the Chairman of China Southern West Australian Flying College Pty Ltd and the Director of Sichuan Airlines Corporation Limited.

蘇亮先生，50歲，畢業於英國克蘭菲爾德大學航空運輸管理專業，清華大學高級管理人員工商管理碩士（EMBA）。曾在本公司從事航務、計劃和國際貨運項目管理等職，2000年7月至2007年11月任本公司董事會秘書，2007年12月至今任本公司總經濟師。目前還兼任四川航空股份有限公司董事和西澳飛行學院董事長。

Chen Wei Hua, aged 46, graduated from the school of law of Peking University and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the aviation industry in 1988. He then served as Vice Director and Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser to the Company and the Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the Director of Xiamen Airlines.

陳威華先生，46歲，畢業於北京大學法律系，清華大學高級管理人員工商管理碩士（EMBA），具有中國律師資格和企業法律顧問職業資格。陳先生1988年加入民航業，曾任本公司法律事務處副處長、處長，本公司法律部主任。2004年1月至今任本公司總法律顧問兼法律部總經理。目前還兼任廈門航空有限公司董事。

Xie Bing, aged 39, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and a master degree in Business Administration (EMBA) from Jinan University, the University of Birmingham, Britain and School of Economics and Management of Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary since November 2007.

謝兵先生，39歲，畢業於南京航空航天大學民航運輸管理專業，後就讀於暨南大學和英國伯明翰大學，分別獲得工商管理碩士和國際金融碩士學位，清華大學高級管理人員工商管理碩士（EMBA），高級經濟師。曾在本公司規劃發展部、董事會秘書辦公室以及南航集團辦公廳任職。2007年11月至今任本公司董事會秘書。

Save as disclosed above, none of the above Directors or Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

除上述披露外，上述本公司董事、監事、高級管理人員與本公司的任何董事、監事、高級管理人員、主要股東概無任何關係。

技術用詞
Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

在本年度報告內，除非文義另有所指，下列詞語具有下述涵義：

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats made available for sale multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of passengers carried multiplied by the kilometres flown
"cargo tonne kilometres"	the load in tonnes multiplied by the kilometres flown
"revenue tonne kilometres" or "RTKs"	the load (passengers and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenue from passenger operations divided by RPKs
"cargo yield"	revenue from cargo operations divided by cargo tonne kilometres
"average yield"	revenue from airline operations (passenger and cargo) divided by RTKs
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Load Factors

"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day

載運能力計量

「可用座位公里」或「ASKs」	飛行公里數乘以可出售座位數量
「可用噸公里」或「ATKs」	飛行公里數乘以收費運載（乘客和貨物）的可用載運噸位

載運量計量

「收費客公里」或「RPKs」	飛行公里數乘以所運載乘客的數量
「貨運噸公里」	飛行公里數乘以噸位貨物載運量
「收費噸公里」或「RTKs」	飛行公里數乘以噸位載運量（包括客運及貨運）

收益計量

「每收費客公里收益」	旅客營運收入除以收費客公里
「每貨運噸公里收益」	貨運營運收入除以貨運噸公里
「每收費噸公里收益」	航空業務（客運和貨運）收入除以收費噸公里
「噸」	一公噸等於2,204.6磅

載運率

「客座率」	以收費客公里除以可用座位公里所得的百分比
「載運率」	以收費噸公里除以可用噸公里所得的百分比

使用

「飛機日利用率」	每個營運日每架飛機實際之飛行和滑行小時

中国南方航空
CHINA SOUTHERN

SKYTEAM

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Annual General Meeting

I/We[2], ____,
residing at ____,
being the registered holder of[3] ______________________ ordinary shares of the Company, HEREBY APPOINT[4] ______________________, residing at ______________________
____,
as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on Thursday, 31 May 2012 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Ordinary Resolutions	For[5]	Against[5]	Abstain[5]
1.	To consider and approve the Report of the Directors of the Company for the year 2011.			
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2011.			
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2011.			
4.	To consider and approve the profit distribution proposal for the year 2011.			
5.	To consider and approve the appointment of KPMG as the international auditor of the Company for the year 2012 and KPMG Huazhen as the domestic auditor and internal control auditor of the Company for the year 2012 and authorize the Board to determine their remuneration.			
6.	To consider and approve the Company's acquisition of 10 Boeing B777-300ER aircraft.			
7	To consider and approve the agreement supplemental to the financial services agreement entered into between Southern Airlines Group Finance Company Limited and the Company and the revision of the annual cap.			
	Special Resolutions	**For[5]**	**Against[5]**	**Abstain[5]**
8	To authorise the Board to allot, issue and deal with additional shares of the Company.			
9	To authorise the Board to increase the registered capital and make such appropriate and necessary amendments to the Articles of Association of the Company to reflect such increase in the registered capital of the Company under the general mandate granted in the above resolution "to authorise the Board to allot, issue and deal with additional shares of the Company".			

Signature[7]: ______________________ Date: ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3. Please insert the number of all the Shares in the Company registered in your name(s).
4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.
5. If you wish to vote for any of the resolutions, please insert a "✓" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "✓" in the box marked "AGAINST"; or if you wish to abstain from voting for or against the resolution, please insert a "✓" in the box marked 9ABSTAIN9. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the AGM. The shares abstained will be counted in the calculation of required majority.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.
8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.
10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy) the annual general meeting of the Company to be held on Thursday, 31 May 2012.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5]: ____________________ Date: ____________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 31 May 2012 at 9:30 a.m., for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 13 April 2012 (the "Circular"):

ORDINARY RESOLUTIONS

1. to consider and approve the Report of the Directors of the Company for the year 2011;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2011;

3. to consider and approve the audited consolidated financial statements of the Company for the year 2011;

4. to consider and approve the profit distribution proposal for the year 2011;

   Under the PRC accounting standards, as at 31 December 2011, the retained profits of the Company amounted to RMB3,203 million, after withdrawing 10% of the retained profits, or RMB321 million to a statutory surplus reserve according to the provisions of the Company Law, the net profits for distribution amounted to RMB2,882 million. Under the IFRSs, the retained profits of the Company amounted to RMB2,536 million, after withdrawing RMB321 million to the statutory surplus reserve, the net profits for distribution amounted to RMB2,215 million.

   The Board hereby proposed to declare a cash dividend of RMB1,963,513,400, or RMB2.00 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company, for the year 2011. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A share, and in HKD to shareholder of H share.

5. to consider and approve the appointment of KPMG as the international auditor of the Company for the year 2012 and KPMG Huazhen as the domestic auditor and internal control auditor of the Company for the year 2012 and authorize the Board to determine their remuneration;

6. to consider and approve the Company's acquisition of 10 Boeing B777-300ER aircraft;

7. to consider and approve the agreement supplemental to the financial services agreement and the revision of annual cap.

SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

8. "**THAT** the authorisation of the Board of the Company to allot, issue and deal with additional shares of the Company be and is hereby approved.

    (1) subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as "**Shares**") and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

    (2) this approval shall authorise the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

    (3) the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company's existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the 12 months period following the passing of this resolution; and

(c) the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company's shareholders in general meetings.

9. "**THAT** the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised under above resolution "to authorise the Board to allot issue, and deal with additional shares", and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
13 April 2012

As at the date of this notice the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the AGM**

a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 27 April 2012 ("Eligible Shareholders") or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the AGM". Holders of A shares of the Company shall receive a notice separately.

b. The directors, supervisors and senior management of the Company.

c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the AGM**

a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Friday, 11 May 2012, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares of the Company, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on Friday, 27 April 2012.

d. The register of H Shares will be closed from 30 April 2012 to 31 May 2012 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. **Miscellaneous**

a. The AGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:

1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號：1055)

NOTIFICATION LETTER 通知信函

13 April 2012

Dear Non-registered holder [(1)],

China Southern Airlines Company Limited (the "Company")
— Notice of Publication of 2011 Annual Report, Circular and Notice of Annual General Meeting ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.csair.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor" on the home page of our website, then selecting "Directorate Report" or "Other" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.csair.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Southern Airlines Company Limited
Si Xianmin
Chairman

Note: (1) This letter is addressed to Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[(1)]:

中國南方航空股份有限公司(「本公司」)
— 2011年度報告、股東通函及股東週年大會通告(「本次公司通訊文件」)之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.csair.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「業績報告」或「其他報告」下使用Adobe® Reader®開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司(「香港證券登記處」)(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票)。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.csair.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請電郵至csair.ecom@computershare.com.hk。

代表
中國南方航空股份有限公司
主席
司獻民
謹啟

2012年4月13日

附註： (1)此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊文件)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

Non-registered holder's information (English Name and Address)
非登記持有人資料(英文姓名及地址)

Request Form 申請表格

To: **China Southern Airlines Company Limited (the "Company")**
(Stock Code: 1055)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： **中國南方航空股份有限公司(「本公司」)**
(股份代號：1055)
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*(「公司通訊文件」)：
(Please mark **ONLY ONE (X)** of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; **OR**
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本**。

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。

2. This letter is addressed to the Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇，或未有作出選擇，或未有簽署，或在其他方面填寫不正確，則本表格將會作廢。

4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CSAH-13042012-1(0)

閣下寄回申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

(1) DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS REVISION OF ANNUAL CAP FOR THE PROVISION OF DEPOSITS SERVICES AND (2) GENERAL MANDATE TO ISSUE SHARES

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A notice convening the AGM to be held at 9:30 a.m. on Thursday, 31 May 2012 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com). If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

13 April 2012

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"A Share(s)"	A share(s) of RMB 1.00 each in the capital of the Company
"AGM"	an annual general meeting of the Company to be convened on Thursday, 31 May 2012 for, among other things, considering, and, if thought fit, approving the Supplemental Agreement
"Announcements"	the announcements issued by the Company on 12 November 2004, 15 November 2007 and 8 November 2010 in relation to, among others, the continuing connected transactions contemplated under the financial services agreements dated 12 November 2004, 15 November 2007 and 8 November 2010, respectively
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Board"	the board of Directors
"Cap(s)"	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Agreement
"CBRC"	China Banking Regulatory Commission
"China Merchants Securities"	China Merchants Securities (HK) Co., Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the proposed revision of the Cap pursuant to the Supplemental Agreement
"Company"	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability
"CSAHC"	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

"CSRC"	China Securities Regulatory Commission
"Directors"	directors of the Company
"Finance Company"	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability
"Financial Services Agreement"	the financial services agreement dated 8 November 2010 entered into between the Parties
"Group"	the Company and its existing subsidiaries
"H Share(s) "	H share(s) of RMB1.00 each in the capital of the Company
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the revision of the Cap pursuant to the Supplemental Agreement
"Independent Shareholders"	shareholders of the Company other than CSAHC and its associates
"Latest Practicable Date"	10 April 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parties"	the Company and the Finance Company
"PBOC"	the People's Bank of China, the central bank of the PRC
"PRC" or "China"	the People's Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)
"Provision of Deposit Services"	the provision of deposit of money services (including but not limited to time deposit, saving deposit etc) by the Finance Company to the Company pursuant to the Financial Services Agreement
"Provision of Loan Services"	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Agreement

"Share(s)"	collectively, the H Shares and A Shares
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supervisor(s)"	supervisor(s) of the Company
"Supplemental Agreement"	the agreement supplemental to the Financial Services Agreement dated 16 March 2012 entered into between the Parties to revise the Cap

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Non-Executive Directors:
Si Xian Min *(Chairman of the Board of Directors)*
Wang Quan Hua
Yuan Xin An

Executive Directors
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong
Liu Chang Le

Supervisors:
Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

13 April 2012

To the Shareholders

Dear Sir or Madam,

**(1) DISCLOSEABLE AND CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTIONS
REVISION OF ANNUAL CAP
FOR THE PROVISION OF DEPOSITS SERVICES
AND
(2) GENERAL MANDATE TO ISSUE SHARES**

INTRODUCTION

Reference is made to the announcement of the Company dated 16 March 2012 in relation to the proposed revision of the Cap for the Provision of the Deposit Services pursuant to the Supplemental Agreement. The purpose of this circular is, among other things, to provide you with more information in relation to (1) the revised Cap; and (2) the

grant of general mandate to the Directors to issue Shares and increase registered capital, to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM.

(1) SUPPLEMENTAL AGREEMENT

Date

16 March 2012 (after trading hours)

Parties

(a) The Company, its principal business activity of the Company is that of civil aviation.

(b) The Finance Company, a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject matter

Pursuant to the Supplemental Agreement, the Parties have agreed to revise each of the Cap in relation to the Provision of Deposit Services and the annual cap for the Provision of the Loan Services for the period from the date on which the Supplemental Agreement is approved up to 31 December 2012 and the year ending 31 December 2013 from RMB 4 billion to RMB 6 billion, subject to the Independent Shareholders' approval. Save as the said revision, all other terms of the Financial Services Agreement (as disclosed below) shall remain unchanged. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders' approval at the general meeting.

Provision of the Deposit Services

Pursuant to the Financial Services Agreement, the Finance Company shall provide to the Group financial services, inter alia, the Provision of the Deposit Services. The Finance Company shall accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture, Bank of Communications, Bank of China Limited, China Merchants Bank Co. Ltd. and Standard Chartered Bank (China), etc.

The Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC.

Further, the interest rate (such as time deposit rate and saving deposit rate) for the Group's deposits with the Finance Company shall not be lower than the basis rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

The Financial Services Agreement is for a fixed term of 3 years, commencing from 1 January 2011 to 31 December 2013, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules, by an application in writing by the Company not less than 30 days before the end of the fixed term.

Proposed revised Cap

The revised Cap of RMB 6 billion is determined principally by reference to:

(i) the strengthening of the capital base and cash deposits of the Company as a result of the non-public issuance of Shares in 2010 and the two consecutive profits-making financial years;

(ii) the cash flow position of the Group. The amount of cash and cash equivalents held by the Group and the Company as at 30 September 2011 were RMB13.301 billion and RMB7.35 billion, representing an increase of 63.56% and 48.67% as compared with RMB8.132 billion and RMB4.944 billion as at 30 September 2010, respectively (unaudited);

(iii) the previous cap of RMB 4 billion provided for the Provision of the Deposit Services under the Financial Services Agreement (details of which are provided in the Announcements);

(iv) the maximum historical daily balance of the deposits of the Group with the Finance Company was close to RMB 4 billon during the third quarter of 2011 (as provided above which had indicated that the original Cap for the year ended 31 December 2011 had been nearly fully utilized). The original Cap is insufficient to cover the need of the Company; and

(v) the persistent strong national economy and a stable growth of the aviation transportation industry, the stable increase of the operation scale of the Company and the increase of the deposits and loans demand. The increase of the operation scale of the Group also needs more sources of funds and financial services. It is anticipated that the revenue of the Company will increase at around 8% per annum. Based on the amount of RMB deposits of the Company as at 30 September 2011, assuming that the Company will

place approximately 70% of its RMB deposits with the Finance Company, the amount of RMB deposits of the Company as at 31 December 2013 will be approximately RMB 6 billion, so the maximum daily amount of the deposit/loan shall be revised from RMB 4 billion to RMB 6 billion. Such projection is assumed solely for the purpose of determining the Cap and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Group.

Historical figures

The historical figures relating to the Provision of Deposit Services, during the three financial years ended 31 December 2011, were as follows:

	Balance of the deposits placed with the Finance Company as at *RMB ('000,000)*	Balance of the outstanding loans provided by the Finance Company as at *RMB ('000,000)*	Deposit interest income received from the Finance Company for the financial period ended *RMB ('000,000)*	Loan interest payable to the Finance Company for the financial period ended *RMB ('000,000)*	Other financial services fee payable to the Finance Company *RMB ('000,000)*
31 December 2009	862	819	11	71	0.02
31 December 2010	1,111	520	17	38	0
31 December 2011	2,479	480	32	27	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owed by the Group to the Finance Company under the Financial Services Agreement, during the three financial years ended 31 December 2011, were as follows:

	For the financial year ended 31 December *RMB ('000,000)*		
	2009	**2010**	**2011**
Maximum daily amount of deposits placed by the Group	1,964	2,524	3,952
Maximum daily amount of outstanding loans owed by the Group	2,508.7	1,150	520

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons for and benefits of the revision of the Cap

The Directors have been closely monitoring the Provision of Deposit Services. However, in the light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover maximum daily balance of the deposits to be placed by the Group with the Finance Company under the Financial Services Agreement for the period ending 31 December 2013. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement to revise the Cap from RMB 4 billion to RMB 6 billion for the period from the date on which the revised Cap is approved up to 31 December 2012 and the financial year ending 31 December 2013 in order to comply with Rule 14A.36 of the Listing Rules.

The main reasons for the election by the Company to continue to use the Finance Company for the Provision of the Deposits Services are as follows:

- the Finance Company is a non-bank financial company established under the approval of the PBOC with the business according to the "Administrative Measures for Enterprise Group Finance Companies" and financial license issued by the CBRC;

- the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group);

- the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

- the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

- the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the benchmark interest rates set by the PBOC. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by the PBOC that the PRC commercial banks can offer to the Group;

- the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 18.75% equity interest directly, and 15.23% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company's profits;

- pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are principally limited to entities within CSAHC and its subsidiaries (including the Group), thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group;

- the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company's deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company's supervision over its deposit in the Finance Company;

- on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

  - the Finance Company is a duly incorporated enterprise group finance company under the "Administrative Measures for Enterprise Group Finance Companies" and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

- the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

- in respect of the Company's deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

- as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

- the Board has passed the "The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited" on 28 July 2010 (the full text of which is available on the website of the Shanghai Stock Exchange at www.sse.com.cn)) and carried out connected transactions with the Finance Company according this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Board, (including the independent non-executive Directors), considers that the terms of the Supplemental Agreement and the revised Cap in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to CSAHC and its subsidiaries. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms similar or even more favourable than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.65(4) of the Listing Rules from all reporting, annual review, announcement and independent shareholders' approval requirements since no security over the assets of the Group granted in respect of the loan.

Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were connected Directors, were required to abstain from voting in respect of the Financial Services Agreements. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,209,820,000 Shares (representing approximately 53.07% of the issued share capital of the Company) as at the Latest Practicable Date, were required to abstain from voting in respect of the proposed resolution to approve the Supplemental Agreement and the revised Cap in the AGM.

The Financial Services Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

Independent Board Committee and Independent Financial Adviser

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider the revised Cap contemplated therein so far as the Company and the Independent Shareholders are concerned as a whole. China Merchants Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of China Merchants Securities, considers that the proposed revision of Cap in relation to the Provision of Deposit Services pursuant to the Supplemental Agreement is on normal commercial terms, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommend all the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM to approve, among others, the Supplemental Agreement and the revised Cap.

(2) GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Directors, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares of the Company and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate nominal amount of each of the existing A Shares and H Shares issue as at the date of the relevant resolution to be proposed and passed at the AGM (the "**General Mandate**").

The General Mandate will lapse until the earlier of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the 12 months period following the passing of this resolution; and

(c) the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Company's shareholders in general meetings.

The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new Shares under the General Mandate. Pursuant to the relevant laws and regulations of the PRC, any further issuance of A Shares would still require the approval of the shareholders of the Company at a general meeting even if the General Mandate were approved at the AGM.

A separate special resolution will be proposed at the AGM to give a conditional general mandate to the Directors to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

RECOMMENDATION

The Directors consider that the resolutions to be proposed at the AGM are fair and reasonable so far as the Shareholders are concerned and accordingly recommend the Shareholders to consider the proposed resolutions and to vote in favour of such resolutions which will be proposed at the AGM.

AGM

A notice convening the AGM to be held at 9:30 a.m. on Thursday, 31 May 2012 at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy for use at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the AGM, the Company's register of members will be closed from Monday, 30 April 2012 to Thursday, 31 May 2012, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H share registrar of the Company, Hong Kong Registrars Limited, at or before 4:30 p.m. on Friday, 27 April 2012. The address of the transfer office of Hong Kong Registrars Limited is Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Friday, 11 May 2012, and (ii) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the proxy will not preclude you from attending the AGM and voting in person if you so wish.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 14 to 15 of this circular which contains its recommendation to the Independent Shareholders as to voting at the AGM and to the letter from China Merchants Securities as set out on pages 16 to 23 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the proposed revision of Cap pursuant to the Supplemental Agreement.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By Order of the Board
Si Xian Min
Chairman

The following is the letter of advice from the Independent Board Committee to the Independent Shareholders in respect of the proposed revision of Cap in relation to Provision of Deposit Services pursuant to the Supplemental Agreement, which has been prepared for the purpose of inclusion in this circular.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

13 April 2012

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTIONS
REVISION OF ANNUAL CAP
FOR THE PROVISION OF DEPOSITS SERVICES

INTRODUCTION

We refer to a circular (the "Circular") of the Company dated 13 April 2012 of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the proposed revision of the Cap pursuant to the Supplemental Agreement is on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. China Merchants Securities has been appointed as the independent financial adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 13 of the Circular and the letter from China Merchants Securities as set out on pages 16 to 23 of the Circular, which contains, inter alia, its advice and recommendation regarding the proposed revision of the Cap pursuant to the Supplemental Agreement with the principal factors and reasons for its advice and recommendation.

RECOMMENDATION

Taking into account the advice and recommendation of China Merchants Securities, we are of the view that the proposed revision of Cap in relation to the Provision of Deposit Services pursuant to the Supplemental Agreement is on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the proposed resolution to approve the Supplemental Agreement and the revision of the Cap contemplated thereunder at the AGM.

Yours faithfully,
For and on behalf of
the Independent Board Committee of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Gong Hua Zhang   Wei Jin Cai   Ning Xiang Dong   Liu Chang Le
Independent Non-executive Directors

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in the Circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the revised Cap pursuant to the Supplemental Agreement.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor
One Exchange Square
Central
Hong Kong

13 April 2012

To: The Independent Board Committee and the Independent Shareholders of China Southern Airlines Company Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS REVISION OF ANNUAL CAP FOR THE PROVISION OF DEPOSITS SERVICES

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the revised Cap pursuant to the Supplemental Agreement, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the circular dated 13 April 2012 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

On 16 March 2012, the Company and the Finance Company entered into the Supplemental Agreement, pursuant to which the parties have agreed to revise, inter alia, each of the Cap in relation to the Provision of Deposit Services for the period from the date on which the Supplemental Agreement is approved up to 31 December 2012 and the year ending 31 December 2013 from RMB4 billion to RMB6 billion.

As the Finance Company is a connected person of the Company under the Listing Rules, the Provision of Deposit Services constitutes continuing connected transactions of the Company under the Listing Rules. As each of the relevant percentage ratios (except for the profits ratio which is not applicable) for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Company will approve the Supplemental Agreement and the relevant revision of the Cap in the AGM to be held on 31 May 2012. CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Supplemental Agreement and the revised Cap in the AGM.

An Independent Board Committee comprising all the Company's independent non-executive Directors, namely Mr. Gong Hua Zhang, Mr. Wei Jin Cai, Mr. Ning Xiang Dong and Mr. Liu Chang Le, has been formed to consider and advise the Independent Shareholders whether the proposed revision of the Cap in relation to the Provision of Deposit Services pursuant to the Supplemental Agreement is on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned and in the interests of the Company and its Shareholders as a whole. We, China Merchants Securities, have been appointed as the independent financial adviser to advise the Independent Board Committee in these respects.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular, which have been considered to be complete and relevant and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible for, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided, and referred to, in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, CSAHC (including the Finance Company) and their respective shareholders, subsidiaries, associates and business partners. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Supplemental Agreement and the revision of the Cap contemplated thereunder that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

BACKGROUND INFORMATION AND TERMS OF THE SUPPLEMENTAL AGREEMENT

On 8 November 2010, the Company and the Finance Company entered into the Financial Services Agreement in relation to the provision of deposit services, loan services and other related financial services by the Finance Company to the Group for a fixed term of three years, commencing from 1 January 2011 to 31 December 2013, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules.

Pursuant to the Financial Service Agreement, the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company shall not exceed the Cap which were set on any given day for the three years ended or ending 31 December 2011, 2012 and 2013.

The Directors have been closely monitoring the Provision of Deposit Services. However, in light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover the maximum daily balances of the deposits to be placed by the Group with the Finance Company under the Financial Services Agreement for the period ending 31 December 2013.

Accordingly, on 16 March 2012, the Company and the Finance Company entered into the Supplemental Agreement to, inter alia, revise the Cap in relation to the Provision of Deposit Services for the period from the date on which the Supplemental Agreement is approved up to 31 December 2012 and the year ending 31 December 2013 from RMB4 billion to RMB6 billion, subject to the Independent Shareholders' approval. Save as the said revision, all other terms of the Financial Services Agreement remain unchanged.

Please refer to the section headed "(1) Supplemental Agreement" in the Letter from the Board for the detailed terms of the Supplemental Agreement and the announcement and circular of the Company dated 8 November 2010 and 19 November 2010, respectively, for the details of the "Financial Services Agreement".

INFORMATION OF THE GROUP, CSAHC AND THE FINANCE COMPANY

The Group

The Group is principally engaged in civil aviation and one of the largest airline companies in the PRC. In 2010, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has a network of flight routes with Guangzhou as the core hub and Beijing as a major hub, covering the PRC and the rest of Asia and connecting Europe, America, Australia and Africa. As at 31 December 2011, the Group has established a network connecting 926 destinations of 173 countries and regions and covering major cities around the world.

CSAHC

CSAHC is a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company. Its principal activity is investment holding.

The Finance Company

The Finance Company, a non wholly-owned subsidiary of CSAHC, is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to CSAHC and its subsidiaries under the applicable rules and regulations of the PRC.

PRINCIPAL FACTORS CONSIDERED

In formulating and giving our independent advice and recommendation in respect of the proposed revision of the Cap pursuant to the Supplemental Agreement, we have considered the following principal reasons and factors:

Reasons for and benefits of the revision of the Cap

The principal reasons for and benefits of the revision of the Cap and continuous use of the deposit service provided by the Finance Company are set out below:

(i) Better deposit return

The pricing policy of the Finance Company and commercial banks in the PRC are subject to the guidelines set by the PBOC. According to the Financial Services Agreement, the interest rate (such as time deposit rate and saving deposit rate) for the Group's deposits with the Finance Company shall not be lower than the basis rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall be the same as or higher than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

We have obtained and reviewed certain internal records provided by the Company including the notices on the quarterly interest received from the Finance Company for the year ended 31 December 2011. We have noted the Finance Company and the Group have followed the aforesaid pricing policy in relation to placing of deposits with the Finance Company.

In this regard, we concur with the management of the Company that the arrangement to place deposits with the Finance Company allows the Group to achieve higher rate of return on its current capital, since the Group can enjoy the same or better interest rates on depositing its current capital with the Finance Company than that the PRC commercial banks can offer to the Group. Furthermore, with the proposed increase of the Cap from

RMB4 billion to RMB6 billion, we concur with the management of the Company that the Group is able to place more deposits with the Finance Company and the expected interest income for the Group in this regard will increase accordingly.

(ii) Benefits from sharing of profits

As set out in the Letter from the Board, the Finance Company, being a regulated financial institution, is entitled to interbank interest rates, which are generally not less than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. In addition, the Company holds 18.75% equity interest directly, and 15.23% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company's profit.

The Group is expected to place additional deposits with the Finance Company when the revised Cap is approved. In return, the Finance Company is able to re-deposit a larger amount of the Group's deposits and lend the new capital to the companies within the Group to generate additional interest income. Therefore, given that the Company holds equity interest in the Finance Company, the management of the Company expects that the Group will share additional profit from the Finance Company after the revision of the Cap pursuant to the Supplemental Agreement.

(iii) Effective implementation of stringent internal control measures

According to the Letter from the Board, the Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to CSAHC and its subsidiaries.

The management of the Company advised us that the Finance Company has introduced various risk and internal control measures in accordance with and in the satisfaction of the rules and operational requirements of the PBOC and the CBRC to reduce the capital risks of the Finance Company and ensure the safety of the Group's deposits placed with the Finance Company. Please refer to the paragraph headed "Reasons for and benefits of the revision of the Cap" under the section headed "(1) Supplemental Agreement" in the Letter from the Board for the details of the risk and internal control measures adopted by the Group.

As discussed with the management of the Company, they have confirmed to us that all the capital and internal control measures as agreed amongst CSAHC, the Group and the Finance Company have been fully implemented since the date of the Financial Service Agreement. In 2009 and 2010, the CBRC has performed reviews on the Finance Company mainly in respect of its legal and compliance, internal control system and operational and risk management. The management of the Company advised us that the CBRC recognized that the Finance Company had complied with various applicable regulatory requirements on the aforesaid aspects. In addition, in 2011, the Finance Company has engaged an independent internal control consultant to review its internal control system on various aspects including the controls on investments, settlement, granting loans, financial, fund, legal, operational, human resources and information technology management. After the

review, the internal control review report issued by the independent internal control consultant concluded that no observation of material internal control weakness was identified upon completion of their review.

In addition, as advised by the management of the Company, (i) pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are principally limited to entities within CSAHC and its subsidiaries (including the Group) (the "CSAHC Group"); and (ii) the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAHC Group. Thereby, it reduces the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to the Group.

Given the above, we agree with the Directors that the Finance Company and the Group have fully implemented the stringent internal control measures to secure the deposits and hence, capital risks of depositing the monies in the Finance Company are mitigated.

Based on the above, we concur with the Directors' view that the continuous placing of deposits with the Finance Company and the revision of the Cap pursuant to the Supplemental Agreement are in the interests of the Company and its Shareholders as a whole.

Historical figures and the proposed Cap

As advised by the Directors, they have determined the revised Cap with reference to (a) the Company will deposit approximately 70% of its RMB deposits with the Finance Company and (b) the revenue of the Company will increase at around 8% per annum in view of the increase of operation scale of the Group.

We understand from the Directors that upon their internal discussion with the management of the Company, after taking into account of the treasury policy and cash flow position of the Group and the requirement to place the cash from non-public issuance of shares in 2010 in other commercial banks for specific purposes, they derive the assumption to place approximately 70% of its RMB deposits with the Finance Company.

Based on the amount of RMB deposits of the Company as at 30 September 2011 of approximately RMB7.35 billion, assuming that the Company will place approximately 70% of its RMB deposits with the Finance Company together with reference to the expected increase in the revenue of the Company of approximately 8% per annum, the amount of RMB deposits of the Company as at 31 December 2013 will be approximately RMB6 billion.

As such, the proposed Cap shall be adjusted from RMB4 billion to RMB6 billion at any time commencing from the date that the Supplemental Agreement is approved to 31 December 2013. The Directors reiterated that such projection is assumed solely for the purpose of determining the Cap and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or trading prospects of the Group.

In addition, we noted that the Directors have determined the revised Cap with reference to the following factors:

(i) Historical cash flow and cash positions of the Group

According to the 2010 and 2011 Third Quarterly Reports of the Company, which were prepared in accordance with the PRC Accounting Standards and unaudited, the net cash flow from operating activities increased from RMB9,397 million for the nine months ended 30 September 2010 to RMB11,669 million, for the nine months ended 30 September 2011, representing an increase of approximately 24.18%.

In addition, with reference to the Letter from the Board, the amount of cash and cash equivalents held by the Group and the Company as at 30 September 2011 were RMB13.301 billion and RMB7.35 billion, representing an increase of approximately 63.56% and 48.67% as compared with RMB8.132 billion and RMB4.944 billion as at 30 September 2010, respectively (unaudited).

As advised by the Directors, the strengthening of the capital base and increase in cash deposits of the Group were mainly attributable to the improvement in the business performance of the Group for the past two consecutive financial years and the non-public issuance of shares in 2010.

(ii) Historical Cap amounts and maximum daily amount of deposits

We noted from the Letter from the Board that for the year ended 31 December 2011, the Group's maximum daily amount of deposits placed with the Finance Company were approximately RMB3,952 million, representing approximately 98.8% of the corresponding annual Cap of RMB4 billion for the year ended 31 December 2011. It indicated that the original Cap is insufficient to cover the need of the Company.

(iii) Prospect of the aviation transportation market in the PRC

The aviation transportation market in the PRC has been performing well in the recent years. With reference to the statistics released by Civil Aviation Administration of China ("**CAAC**"), in 2010, the total aviation transportation turnover (航空運輸總周轉量), the number of passengers carried (旅客運輸量) and the amount of cargo and mail carried (貨郵運輸量) handled by the PRC airports increased by approximately 26.1%, 16.1% and 26.4% respectively when compared with the corresponding figures recorded in 2009.

In April 2011, CAAC issued the Twelfth Five-year Development Plan for Civil Aviation Industry in China (中國民用航空發展第十二個五年規劃) (the "**Development Plan**") to set out a five-year plan of development for the civil aviation industry in China from 2011 to 2015. According to the Development Plan, it targets to strengthen the total aviation transportation turnover of airlines in the PRC and increase such transportation capacity with a compound annual growth rate of 13% during the corresponding period. To capture the growth and development in the PRC aviation industry, the management of the Company also advised us that the Group plans to strengthen its aviation transportation capacity in 2012 and 2013 and anticipated that the operational scale of the Group will increase accordingly.

In consideration of the above, the Directors expected that the aviation transportation market in the PRC will continue to grow in the coming two years and the demand for the Group's services will increase accordingly. They also expect the estimated scale for the deposits to be placed with the Finance Company will increase. As such, we agree with the Directors' view that the revision of the Cap would cater for the need and development of the Group.

With regard to the historical cash flow and cash position of the Group and the expected increase in the operational scale of the Group, we consider that the view of the Directors that (i) the original Cap of RMB4 billion will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company under the Financial Services Agreement for the period ending 31 December 2013, and (ii) revision of the proposed Cap from RMB4 billion to RMB6 billion is acceptable.

RECOMMENDATION

Taking into account the above factors, we consider that proposed revision of Cap in relation to the Provision of Deposit Services pursuant to the Supplemental Agreement is on normal commercial terms, in ordinary and usual course of business of the Company, fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the proposed resolution to approve the Supplemental Agreement and the revision of the Cap contemplated thereunder at the AGM.

Yours faithfully
For and on behalf of
China Merchants Securities (HK) Co., Limited

Ronald T.L. Wan
Managing Director
Investment Banking Department

Christine Au
Executive Director
Investment Banking Department

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable inquiries confirm, to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material aspect and not misleading or deceptive, and there are no other facts the omission of which would make any statement herein or this circular misleading.

2. DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or Supervisors of the Company in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC *(Note)*	Beneficial owner	A share	4,145,050,000 (L)	59.02%	–	42.22%

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
	Interest in controlled corporation	H Share	1,064,770,000 (L)	–	38.10%	10.85%
		Total	5,209,820,000 (L)	–	–	53.07%
Nan Lung Holding Limited ("Nan Lung") *(Note)*	Beneficial Owner	H Share	1,064,770,000 (L)	–	38.10%	10.85%
FIL Limited	Investment Manager	H Share	165,544,000 (L)	–	5.92%	1.69%

Note: CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

As at the Latest Practicable Date, Si Xian Min, Wang Quan Hua and Yuan Xin An were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4. DIRECTORS' AND SUPERVISORS' INTERESTS

(a) None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2011, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b) None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse changes in the financial or trading position of the Group since 31 December 2011, the date to which the latest published audited consolidated accounts of the Group were made up.

7. QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
China Merchants Securities	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, China Merchants Securities had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, China Merchants Securities was not interested, directly or indirectly, in any assets which had since 31 December 2011 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

China Merchants Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the Supplemental Agreement and the Financial Services Agreement will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 31 May 2012.